Filed Pursuant to Rule 424(b)(3)
Registration No. 333-120646
PROSPECTUS SUPPLEMENT
(To Prospectus dated February 10, 2005)

59,500,000 Shares

Common Stock

Halliburton Company

      All of the 59,500,000 shares of our common stock, par value $2.50 per share, are being sold by the selling stockholder identified in this prospectus supplement. We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholder. You should refer to the “Selling Stockholder” section of this prospectus supplement and the accompanying prospectus for identification of the selling stockholder.

      Our common stock is listed on the New York Stock Exchange under the symbol “HAL.” On March 17, 2005 the last reported sale price for our common stock on the New York Stock Exchange was $42.62 per share.

      You should carefully review and consider the information under the heading “Risk Factors” beginning on page S-9 of this prospectus supplement and on page 2 of the accompanying prospectus.

			Proceeds to
		Underwriting Discounts	Selling
	Price to Public	and Commissions	Stockholder

Per Share	$42.500	$0.786	$41.714
Total	$2,528,750,000	$46,767,000	$2,481,983,000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the shares against payment in New York, New York on March 23, 2005.

Joint Book Running Managers

JPMorgan	Goldman, Sachs & Co.	Citigroup

Senior Co-Managers

Merrill Lynch & Co.	Morgan Stanley	UBS Investment Bank

Co-Managers

Credit Suisse First Boston	Deutsche Bank Securities	Dresdner Kleinwort Wasserstein

Lehman Brothers	Simmons & Company International	Wachovia Securities

The date of this prospectus supplement is March 17, 2005.

      You should rely only on the information we have provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person (including any salesman or broker) to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering.

      If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement.

S-i

SUMMARY

      The following summary should be read together with the information contained in other parts of this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference. It likely does not contain all of the information that is important to you or that you should consider when making an investment decision. In this prospectus supplement, we refer to Halliburton Company and its subsidiaries as “we,” “us,” “our” or “Halliburton,” unless we specifically indicate otherwise or the context clearly indicates otherwise.

Halliburton Company

      We are one of the world’s largest oilfield services companies and a leading provider of engineering and construction services. We had total revenues for the year ended December 31, 2004 of approximately $20.5 billion.

      Our six business segments are organized around how we manage our business: Production Optimization; Fluid Systems; Drilling and Formation Evaluation; Digital and Consulting Solutions (formerly Landmark and Other Energy Services); Government and Infrastructure; and Energy and Chemicals. We sometimes refer to the combination of Production Optimization, Fluid Systems, Drilling and Formation Evaluation, and Digital and Consulting Solutions segments as our Energy Services Group and to the Government and Infrastructure and Energy and Chemicals segments as KBR.

      We offer a broad suite of products and services through our six business segments. The following summarizes our services and products for each business segment.

Energy Services Group

      Our Energy Services Group provides a wide range of discrete services and products, as well as bundled services and integrated services and solutions to customers for the exploration, development, and production of oil and gas. The Energy Services Group serves major, national, and independent oil and gas companies throughout the world.

Production Optimization

      Our Production Optimization segment primarily tests, measures, and provides means to manage and/or improve well production once a well is drilled and, in some cases, after it has been producing. This segment consists of production enhancement services and completion tools and services.

      Production enhancement services include stimulation services, pipeline process services, sand control services, coiled tubing tools and services, and hydraulic workover services. Stimulation services optimize oil and gas reservoir production through a variety of pressure pumping services, and chemical processes, commonly known as fracturing and acidizing. Pipeline process services include pipeline and facility testing, commissioning, and cleaning via pressure pumping, chemical systems, specialty equipment, and nitrogen, and are provided to the midstream and downstream sectors of the energy business. Sand control services include fluid and chemical systems and pumping services for the prevention of formation sand production.

      Completion tools and services include subsurface safety valves and flow control equipment, surface safety systems, packers and specialty completion equipment, intelligent completion systems, production automation, expandable liner hanger systems, sand control systems, slickline equipment and services, self-elevated workover platforms, tubing-conveyed perforating products and services, well servicing tools, and reservoir performance services. Reservoir performance services include drill stem and other well testing tools and services, underbalanced applications and real-time reservoir analysis, data acquisition services, and production applications.

      Also included in this segment is WellDynamics, an intelligent well completions joint venture. In January 2004, Halliburton and Shell Technology Ventures (Shell) agreed to restructure two joint venture companies, WellDynamics B.V. (WellDynamics) and Enventure Global Technology LLC (Enventure), in

an effort to more closely align the ventures with near-term priorities in the core businesses of the venture owners. We acquired an additional 1% of WellDynamics from Shell, giving us 51% ownership. With our resulting control of day-to-day operations, we believe we are now able to achieve more opportunities to leverage existing complementary businesses, reduce costs, and ensure global availability.

      Additionally, subsea operations conducted by Subsea 7, Inc., of which we formerly owned 50%, are included in this segment. In January 2005, we completed the sale of this joint venture to our partner, Siem Offshore (formerly DSND Subsea ASA).

Fluid Systems

      Our Fluid Systems segment focuses on providing services and technologies to assist in the drilling and construction of oil and gas wells. This segment offers cementing and drilling fluids systems.

      Cementing is the process used to bond the well and well casing while isolating fluid zones and maximizing wellbore stability. Cement and chemical additives are pumped to fill the space between the casing and the side of the wellbore. Our cementing service line also provides casing equipment and services.

      Our Baroid Fluid Services product line provides drilling fluid systems, performance additives, solids control, and waste management services for oil and gas drilling, completion, and workover operations. In addition, Baroid Fluid Services sells products to a wide variety of industrial customers. Drilling fluids usually contain bentonite or barite in a water or oil base. Drilling fluids primarily improve wellbore stability and facilitate the transportation of cuttings from the bottom of a wellbore to the surface. Drilling fluids also help cool the drill bit, seal porous well formations, and assist in pressure control within a wellbore. Drilling fluids are often customized by onsite engineers for optimum stability and enhanced oil production.

      Also included in this segment is our investment in Enventure, which is an expandable casing joint venture. As discussed above, in January 2004, Halliburton and Shell agreed to restructure this joint venture. Enventure was owned equally by Halliburton and Shell. Shell acquired an additional 33.5% of Enventure, leaving us with 16.5% ownership in return for enhanced and extended agreements and licenses with Shell for its PoroflexTM expandable sand screens and a distribution agreement for its VersaflexTM expandable liner hangers, in addition to a 1% increase in our ownership of WellDynamics.

Drilling and Formation Evaluation

      Our Drilling and Formation Evaluation segment is primarily involved in drilling and evaluating the formations during the bore-hole construction process. Major products and services offered include:

•	drilling systems and services;

•	drill bits; and

•	logging services.

      Our Sperry Drilling Services product line provides drilling systems and services. These services include directional and horizontal drilling, measurement-while-drilling, logging-while-drilling, multilateral completion systems, and rig site information systems. Our drilling systems offer directional control while providing important measurements about the characteristics of the drill string and geological formations while drilling directional wells. Real-time operating capabilities enable the monitoring of well progress and aid decision-making processes.

      Our Security DBS Drill Bits product line provides roller cone rock bits, fixed cutter bits, and related downhole tools used in drilling oil and gas wells. In addition, coring equipment and services are provided to acquire cores of the formations drilled for evaluation.

      Logging services include open-hole wireline services which provide information on formation evaluation, including resistivity, porosity, and density; rock mechanics; and fluid sampling. Cased-hole services are also offered which provide cement bond evaluation, reservoir monitoring, pipe evaluation, pipe recovery, and perforating. Our Magnetic Resonance Imaging Logging (MRIL®) tools apply magnetic resonance imaging technology to the evaluation of subsurface rock formations in newly drilled oil and gas wells.

Digital and Consulting Solutions

      Our Digital and Consulting Solutions segment provides integrated exploration and production software information systems, consulting services, real-time operations, subsea operations, and other integrated solutions.

      Landmark Graphics is a supplier of integrated exploration and production software information systems as well as professional and data management services for the upstream oil and gas industry. Landmark Graphics software transforms vast quantities of seismic, well log, and other data into detailed computer models of petroleum reservoirs. The models are used by our customers to achieve optimal business and technical decisions in exploration, development, and production activities. Data management services provide efficient storage, browsing, and retrieval of large volumes of exploration and petroleum data. The products and services offered by Landmark Graphics integrate data workflows and operational processes across disciplines, including geophysics, geology, drilling, engineering, production, economics, finance and corporate planning, and key partners and suppliers.

      This segment also provides value-added oilfield project management and integrated solutions to independent, integrated, and national oil companies. These offerings make use of all of Halliburton’s oilfield services, products, technologies, and project management capabilities to assist our customers in optimizing the value of their oil and gas assets.

KBR

      KBR provides a wide range of services to energy and industrial customers and government entities worldwide and consists of two segments, Government and Infrastructure and Energy and Chemicals.

Government and Infrastructure

      Our Government and Infrastructure segment focuses on:

•	construction, maintenance, and logistics services for government operations, facilities, and installations;

•	civil engineering, construction, consulting, and project management services for state and local government agencies and private industries;

•	integrated security solutions, including threat definition assessments, mitigation, and consequence management; design, engineering and program management; construction and delivery; and physical security, operations, and maintenance;

•	dockyard operation and management through the Devonport Royal Dockyard Limited (DML) subsidiary, with services that include design, construction, surface/subsurface fleet maintenance, nuclear engineering and refueling, and weapons engineering; and

•	privately financed initiatives, in which KBR funds the development or provision of an asset, such as a facility, service, or infrastructure for a government client, which we then own, operate and maintain, enabling our clients to utilize new assets at a reasonable cost.

Energy and Chemicals

      Our Energy and Chemicals segment is a global engineering, procurement, construction, technology, and services provider for the energy and chemicals industries. Working both upstream and downstream in support of our customers, Energy and Chemicals offers the following:

•	downstream engineering and construction capabilities, including global engineering execution centers, as well as engineering, construction, and program management of liquefied natural gas, ammonia, petrochemicals, crude oil refineries, and natural gas plants;

•	upstream deepwater engineering, marine technology, and project management;

•	Production Services provides plant operations, maintenance, and start-up services for upstream oil and gas facilities worldwide;

•	in the United States, Industrial Services provides maintenance services to the petrochemical, forest product, power, and commercial markets;

•	industry-leading licensed technologies in the areas of fertilizers and synthesis gas, olefins, refining, and chemicals and polymers; and

•	consulting services in the form of expert technical and management advice that include studies, conceptual and detailed engineering, project management, construction supervision and design, and construction verification or certification in both upstream and downstream markets.

      Also included in this segment are two joint ventures: TSKJ, in which we have a 25% interest, and M. W. Kellogg, Ltd., in which we have a 55% interest. TSKJ was formed to construct and subsequently expand a large natural gas liquefaction complex in Nigeria.

Business Strategy

      Our business strategy is to maintain global leadership in providing energy services and products and engineering and construction services. We provide these services and products to our customers as discrete services and products and, when combined with project management services, as integrated solutions. Our ability to be a global leader depends on meeting four key goals:

•	establishing and maintaining technological leadership;

•	achieving and continuing operational excellence;

•	creating and continuing innovative business relationships; and

•	preserving a dynamic workforce.

      Now that we have resolved our asbestos and silica liability and our affected subsidiaries have exited Chapter 11 reorganization proceedings, we intend to separate KBR from Halliburton, which could include a transaction involving a spin-off, split-off, public offering, or sale of KBR or its operations. In order to maximize KBR’s value for our shareholders and to determine the most appropriate form of the transaction and its components, it may be necessary for KBR to establish a track record of positive earnings for a number of quarters and to seek resolution of governmental issues, investigations, and other disputes.

Asbestos and Silica Settlement and Prepackaged Chapter 11 Resolution

      In December 2003, eight of our subsidiaries sought Chapter 11 protection to avail themselves of the provisions of Sections 524(g) and 105 of the Bankruptcy Code to discharge current and future asbestos and silica personal injury claims against us and our subsidiaries. The order confirming the plan of reorganization became final and nonappealable on December 31, 2004, and the plan of reorganization became effective in January 2005. Under the plan of reorganization, all current and future asbestos and silica personal injury claims against us and our affiliates were channeled into trusts established for the benefit of asbestos and silica claimants, thus releasing us from those claims.

      In accordance with the plan of reorganization, in January 2005 we contributed the following to trusts for the benefit of current and future asbestos and silica personal injury claimants:

•	approximately $2.3 billion in cash;

•	59.5 million shares of Halliburton common stock, all of which are being offered for sale hereby; and

•	notes currently valued at approximately $55 million.

      During 2004, we settled insurance disputes with substantially all insurance companies for asbestos- and silica-related claims and all other claims under the applicable insurance policies and terminated all the applicable insurance policies. Under the terms of our insurance settlements, we will receive cash proceeds with a nominal amount of approximately $1.5 billion and with a present value of approximately $1.4 billion for our asbestos-and silica-related insurance receivables. Cash payments of approximately $1.0 billion related to these receivables were received in January 2005. Under the terms of the settlement agreements, we will receive cash payments of the remaining amounts in several installments beginning in July 2005 through 2009.

Recent Developments

$1.2 Billion Revolving Credit Facility

      As of March 10, 2005, we entered into a new unsecured $1.2 billion revolving credit facility that expires in March 2010, the primary purpose of which is to support our general working capital requirements. The new credit facility replaces (1) our secured $700 million revolving credit facility entered into in the fourth quarter of 2003 and (2) our secured $500 million 364-day revolving credit facility entered into in July 2004.

      Any advances under the new credit facility will accrue interest at market rates based on LIBOR, the agent bank’s certificate of deposit or base rate, or the Federal Funds rate. The new credit facility requires us to maintain a ratio of consolidated debt to total consolidated capitalization of not more than 0.60 to 1.00. We have an existing letter of credit of approximately $166 million relating to our Barracuda-Caratinga project that is deemed a letter of credit issued under the new credit facility and reduces the availability under the new credit facility to $1.034 billion, which is available for advances and standby and trade letters of credit. As of the date of this prospectus supplement, there were no outstanding cash advances under our new credit facility.

Amendments to the Stockholder Agreement

      On January 20, 2005, we entered into a stockholder agreement with DII Industries, LLC Asbestos PI Trust, the selling stockholder in this offering. See “Stockholder Agreement” in the accompanying prospectus.

      On March 17, 2005, we entered into an amendment to the stockholder agreement with the Asbestos PI Trust, pursuant to which we waived the limitations in the agreement on disposition of our common stock in order to allow the sales of shares by the Asbestos PI Trust contemplated by this offering.

The Offering

Issuer	Halliburton Company.

Common stock offered by the selling stockholder	59,500,000 shares. This represents approximately 11.8% of our common stock outstanding on March 17, 2005.

Use of proceeds	All of the shares of common stock offered hereby will be sold by the selling stockholder. We will not receive any proceeds from the sale of these shares.

New York Stock Exchange symbol	HAL

      As of March 17, 2005, there were 505,278,718 shares of our common stock outstanding, including the 59,500,000 shares held by the selling stockholder that are being offered for sale hereby.

Risk Factors

      You should carefully consider all of the information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus and, in particular, the specific factors in the sections of this prospectus supplement and the accompanying prospectus entitled “Risk Factors.”

      We are a Delaware corporation. Our principal executive offices are located at 1401 McKinney, Suite 2400, Houston, Texas 77010, and our telephone number at that address is (713) 759-2600.

SUMMARY FINANCIAL DATA

      The following table sets forth our summary consolidated financial data. We derived the financial data from our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2004. You should read this information in conjunction with our consolidated financial statements and the related notes in that report, which is incorporated into this prospectus supplement by reference.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

	(In millions)
Revenue:
Production Optimization	$3,303	$2,758	$2,544
Fluid Systems	2,324	2,039	1,815
Drilling and Formation Evaluation	1,782	1,643	1,633
Digital and Consulting Solutions	589	555	844

Total Energy Services Group	7,998	6,995	6,836
Government and Infrastructure	9,393	5,417	1,539
Energy and Chemicals	3,075	3,859	4,197

Total KBR	12,468	9,276	5,736

Total	$20,466	$16,271	$12,572

Operating income (loss):
Production Optimization	$633	$413	$374
Fluid Systems	348	251	202
Drilling and Formation Evaluation	225	177	160
Digital and Consulting Solutions	60	(15)	(98)

Total Energy Services Group	1,266	826	638
Government and Infrastructure	84	194	75
Energy and Chemicals	(426)	(225)	(131)
Shared KBR	—	(5)	(629)

Total KBR	(342)	(36)	(685)

General corporate	(87)	(70)	(65)

Total	$837	$720	$(112)

Income (loss) from continuing operations before income taxes, minority interest and change in accounting principle	$651	$612	$(228)
Provision for income taxes	(241)	(234)	(80)
Minority interest in net income of subsidiaries	(25)	(39)	(38)

Income (loss) from continuing operations before change in accounting principle	385	339	(346)
Loss from discontinued operations	(1,364)	(1,151)	(652)

Net loss	(979)	(820)	(998)

Other Financial Data:
Capital expenditures	$(575)	$(515)	$(764)
Depreciation, depletion and amortization expense	509	518	505

	December 31,	December 31,	December 31,
	2004	2003	2002

	(In millions)
Financial Position:
Net working capital(1)	$2,898	$1,355	$2,288
Property, plant and equipment, net	2,553	2,526	2,629
Total assets	15,796	15,499	12,844
Long-term debt (including current maturities)	3,940	3,437	1,476
Shareholders’ equity	3,932	2,547	3,558
Total capitalization(2)	7,887	6,002	5,083

(1)	Calculated as current assets minus current liabilities.

(2)	Calculated as short-term notes payable plus long-term debt (including current maturities) plus shareholders’ equity.

RISK FACTORS

      You should carefully consider the risks described below, in the accompanying prospectus and incorporated by reference before making an investment decision. Due to these risks, our business, financial condition or results of operations could be materially and adversely affected. In any such case, the trading price of our common stock could decline. See “Where You Can Find More Information” for a description of the information and risk factors we have incorporated by reference into this prospectus supplement. This information will be updated under headings similar to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Forward-Looking Information and Risk Factors” in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and by disclosure in our future Current Reports on Form 8-K that are filed with the Securities and Exchange Commission.

      This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below, in the accompanying prospectus and in the documents we incorporate by reference.

Risks Relating to Our Business

Our government contracts work has been the focus of allegations and inquiries, and there can be no assurance that additional allegations and inquiries will not be made or that our government contracts business may not be adversely affected.

      We provide substantial work under our government contracts business to the United States Department of Defense and other governmental agencies, including worldwide United States Army logistics contracts, known as LogCAP, and contracts to rebuild Iraq’s petroleum industry, known as RIO and PCO Oil South. Our government services revenue related to Iraq totaled approximately $7.1 billion in 2004. Most of the services provided to the United States government are subject to cost-reimbursable contracts where we have the opportunity to earn an award fee based on our customer’s evaluation of the quality of our performance. These award fees are evaluated and granted by our customer periodically. For the LogCAP and RIO contracts, we recognize award fees based on our estimate of amounts to be awarded. In determining our estimates, we consider, among other things, past award experience for similar types of work. These estimates are adjusted to actual when the task orders are definitized and the award fees have been finalized by our customer.

      Our operations under United States government contracts are regularly reviewed and audited by the Defense Contract Audit Agency (DCAA) and other governmental agencies. The DCAA serves in an advisory role to our customer. When issues are found during the governmental agency audit process, these issues are typically discussed and reviewed with us. The DCAA then issues an audit report with their recommendations to our customer’s contracting officer. In the case of management systems and other contract administrative issues, the contracting officer is generally with the Defense Contract Management Agency (DCMA). We then work with our customer to resolve the issues noted in the audit report.

      Given the demands of working in Iraq and elsewhere for the United States government, we expect that from time to time we will have disagreements or experience performance issues with the various government customers for which we work. If our performance is unacceptable to our customer under any of our government contracts, the government retains the right to pursue remedies under any affected contract, which remedies could include threatened termination or termination. If any contract were so terminated, we may not receive award fees under the affected contract, and our ability to secure future contracts could be adversely affected, although we would receive payment for amounts owed for our allowable costs under cost-reimbursable contracts.

      Fuel. In December 2003, the DCAA issued a preliminary audit report that alleged that we may have overcharged the Department of Defense by $61 million in importing fuel into Iraq. The DCAA questioned costs associated with fuel purchases made in Kuwait that were more expensive than buying and transporting fuel from Turkey. We responded that we had maintained close coordination of the fuel mission with the Army Corps of Engineers (COE), which was our customer and oversaw the project, throughout the life of the task order and that the COE had directed us to use the Kuwait sources. After a review, the COE concluded that we obtained a fair price for the fuel. However, Department of Defense officials thereafter referred the matter to the agency’s inspector general, which we understand has commenced an investigation.

      The DCAA has issued various audit reports related to task orders under the RIO contract that reported $304 million in questioned and unsupported costs. The majority of these costs are associated with the humanitarian fuel mission. In these reports, the DCAA has compared fuel costs we incurred during the duration of the RIO contract in 2003 and early 2004 to fuel prices obtained by the Defense Energy Supply Center (DESC) in April 2004 when the fuel mission was transferred to that agency.

      Investigations. On January 22, 2004, we announced the identification by our internal audit function of a potential overbilling of approximately $6 million by La Nouvelle Trading & Contracting Company, W.L.L. (La Nouvelle), one of our subcontractors, under the LogCAP contract in Iraq, for services performed during 2003. In accordance with our policy and government regulation, the potential overcharge was reported to the Department of Defense Inspector General’s office as well as to our customer, the AMC. On January 23, 2004, we issued a check in the amount of $6 million to the Army Materiel Command (AMC) to cover that potential overbilling while we conducted our own investigation into the matter. Later in the first quarter of 2004, we determined that the amount of overbilling was $4 million, and the subcontractor billing should have been $2 million for the services provided. As a result, we paid La Nouvelle $2 million and billed our customer that amount. We subsequently terminated La Nouvelle’s services under the LogCAP contract. In October 2004, La Nouvelle filed suit against us alleging $224 million in damages as a result of its termination. In March 2005, a former KBR employee and the managing partner of La Nouvelle were indicted in the United States District Court for the Central District of Illinois for fraud and wire fraud in connection with this matter.

      In October 2004, we reported to the Department of Defense Inspector General’s office that two former employees in Kuwait may have had inappropriate contacts with individuals employed by or affiliated with two third-party subcontractors prior to the award of the subcontracts. The Inspector General’s office may investigate whether these two employees may have solicited and/or accepted payments from these third-party subcontractors while they were employed by us.

      In October 2004, a civilian contracting official in the COE asked for a review of the process used by the COE for awarding some of the contracts to us. We understand that the Department of Defense Inspector General’s office may review the issues involved.

      We understand that the United States Department of Justice, an Assistant United States Attorney based in Illinois, and others are investigating these and other individually immaterial matters we have reported relating to our government contract work in Iraq. We also understand that current and former employees of KBR have received subpoenas and have given or may give grand jury testimony relating to some of these matters. If criminal wrongdoing were found, criminal penalties could range up to the greater of $500,000 in fines per count for a corporation, or twice the gross pecuniary gain or loss.

      Dining Facility and Administration Centers (DFACs). During 2003, the DCAA raised issues relating to our invoicing to the AMC for food services for soldiers and supporting civilian personnel in Iraq and Kuwait. We believe the issues raised by the DCAA relate to the difference between the number of troops the AMC directed us to support and the number of soldiers counted at dining facilities for United States troops and supporting civilian personnel. In the first quarter of 2004, we reviewed our DFAC subcontracts in our Iraq and Kuwait areas of operation and have billed and continue to bill for all current DFAC costs. During 2004, we received notice from the DCAA that it was recommending withholding a portion of our DFAC billings. For DFAC billings relating to subcontracts entered into prior to February 2004, the DCAA has recommended withholding 19.35% of the billings until it completes its audits. Subsequent to February 2004, we renegotiated our DFAC subcontracts to address the specific issues raised by the DCAA and advised the AMC and the DCAA of the new terms of the arrangements. We have had no objection by the government to the terms and conditions associated with these new DFAC subcontract agreements. During the third quarter of 2004, we received notification that, for three Kuwait DFACs, the DCAA recommended to our customer that costs be disallowed because the DCAA is not satisfied with the level of documentation provided by us. The amount withheld related to suspended and recommended disallowed DFAC costs for work performed prior to February 2004 and totaled approximately $224 million as of December 31, 2004. The amount withheld could change as the DCAA continues their audits of the remaining DFAC facilities. We are negotiating with our customer, the AMC, to resolve this issue. We are currently withholding a proportionate amount of these billings from our subcontractors.

      Laundry. During the third quarter of 2004, we received notice from the DCAA that it recommended withholding $16 million of subcontract costs related to the laundry service for one task order in southern Iraq for which it believes we and our subcontractors have not provided adequate levels of documentation supporting the quantity of the services provided. The DCAA recommended that the cost be withheld pending receipt of additional explanation or documentation to support subcontract cost. This $16 million was withheld from the subcontractor in the fourth quarter of 2004. We are working with the AMC to resolve this issue.

      Withholding of payments. During 2004, the AMC issued a determination that a particular contract clause could cause it to withhold 15% from our invoices until our task orders under the LogCAP contract are definitized. The AMC delayed implementation of this withholding pending further review. The Army Field Support Command (AFSC) has now been delegated authority by the AMC to determine whether or not to implement the withholding. The AFSC has informed us that it will assess the situation on a task order by task order basis and, currently, withholding will continue to be delayed. We do not believe any potential 15% withholding will have a significant or sustained impact on our liquidity because any withholding is temporary and ends once the definitization process is complete. During the third quarter of 2004, we and the AMC identified three senior management teams to facilitate negotiation under the LogCAP task orders, and these teams are working to negotiate outstanding issues and definitize task orders as quickly as possible. We are continuing to work with our customer to resolve outstanding issues. As of January 18, 2005, 25 task orders for LogCAP totaling over $636 million have been definitized.

      As of December 31, 2004, the COE had withheld $85 million of our invoices related to a portion of our RIO contract pending completion of the definitization process. All 10 definitization proposals required under this contract have been submitted by us, and three have been finalized through a task order modification. After review by the DCAA, we have resubmitted five of the unfinalized seven proposals and are in the process of developing revised proposals for the remaining two. These withholdings represent the amount invoiced in excess of 85% of the funding in the task order. The COE also could withhold similar amounts from future invoices under our RIO contract until agreement is reached with the customer and task order modifications are issued. Approximately $2 million was withheld from our PCO Oil South project as of December 31, 2004. The PCO Oil South project has definitized 15 of the 28 task orders and withholdings are not continuing on those task orders. We do not believe the withholding will have a significant or sustained impact on our liquidity because the withholding is temporary and ends once the definitization process is complete.

      In addition, we had unapproved claims totaling $93 million at December 31, 2004 for the LogCAP, RIO, and PCO Oil South contracts. These unapproved claims related to contracts where our costs have exceeded the funded value of the task order or were related to lost, damaged, and destroyed equipment.

      We are working diligently with our customers to proceed with significant new work only after we have a fully definitized task order, which should limit withholdings on future task orders.

      Cost reporting. We have received notice that a contracting officer for our PCO Oil South project considers our monthly categorization and detail of costs and our ability to schedule and forecast costs to be inadequate, and he has requested corrections be made by March 10, 2005. We are currently working on making the requested corrections in subsequent monthly cost reports. If we were unable to satisfy our customer, our customer may pursue remedies under the applicable federal acquisition regulations, including terminating the affected contract. Although there can be no assurances, we do not expect that our work on the PCO Oil South project will be terminated for default. We are in the process of developing an acceptable management cost reporting system and are supplementing the existing PCO cost reporting team with additional manpower.

      The Balkans. We have had inquiries in the past by the DCAA and the civil fraud division of the United States Department of Justice into possible overcharges for work performed during 1996 through 2000 under a contract in the Balkans, which inquiry has not yet been completed by the Department of Justice. Based on an internal investigation, we credited our customer approximately $2 million during 2000 and 2001 related to our work in the Balkans as a result of billings for which support was not readily available. We believe that the preliminary Department of Justice inquiry relates to potential overcharges in connection with a part of the Balkans contract under which approximately $100 million in work was done. We believe that any allegations of overcharges would be without merit.

A joint venture in which a Halliburton unit participates is under investigation as a result of payments made in connection with a liquefied natural gas project in Nigeria.

      The SEC is conducting a formal investigation into payments made in connection with the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. The United States Department of Justice is also conducting an investigation. TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V., which is an affiliate of ENI SpA of Italy, JGC Corporation of Japan, and Kellogg Brown & Root, each of which owns 25% of the venture.

      The SEC and the Department of Justice have been reviewing these matters in light of the requirements of the United States Foreign Corrupt Practices Act. We have produced documents to the SEC both voluntarily and pursuant to subpoenas, and intend to make our employees available to the SEC for testimony. In addition, we understand that the SEC has issued a subpoena to A. Jack Stanley, who most recently served as a consultant and chairman of Kellogg Brown & Root, and to other current and former Kellogg Brown & Root employees. We further understand that the Department of Justice has invoked its authority under a sitting grand jury to obtain letters rogatory for the purpose of obtaining information abroad.

      TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V., which is an affiliate of ENI SpA of Italy. Commencing in 1995, TSKJ entered into a series of agency agreements in connection with the Nigerian project. We understand that a French magistrate has officially placed Jeffrey Tesler, a principal of Tri-Star Investments, an agent of TSKJ, under investigation for corruption of a foreign public official. In Nigeria, a legislative committee of the National Assembly and the Economic and Financial Crimes Commission, which is organized as part of the executive branch of the government, are also investigating these matters. Our representatives have met with the French magistrate and Nigerian officials and expressed our willingness to cooperate with those investigations. In October 2004, representatives of TSKJ voluntarily testified before the Nigerian legislative committee.

      As a result of our continuing investigation into these matters, information has been uncovered suggesting that, commencing at least 10 years ago, the members of TSKJ considered payments to Nigerian officials. We provided this information to the United States Department of Justice, the SEC, the French magistrate, and the Nigerian Economics and Financial Crimes Commission. We also notified the other owners of TSKJ of the recently uncovered information and asked each of them to conduct their own investigation.

      We understand from the ongoing governmental and other investigations that payments may have been made to Nigerian officials. In addition, TSKJ has suspended the receipt of services from and payments to Tri-Star Investments and is considering instituting legal proceedings to declare all agency agreements with Tri-Star Investments terminated and to recover all amounts previously paid under those agreements.

      We also understand that the matters under investigation by the Department of Justice involve parties other than Kellogg Brown & Root and M.W. Kellogg, Ltd. (a joint venture in which Kellogg Brown & Root has a 55% interest), cover an extended period of time (in some cases significantly before our 1998 acquisition of Dresser Industries (which included M.W. Kellogg, Ltd.)), and possibly include the construction of a fertilizer plant in Nigeria in the early 1990s and the activities of agents and service providers.

      In June 2004, we terminated all relationships with Mr. Stanley and another consultant and former employee of M.W. Kellogg, Ltd. The terminations occurred because of violations of our Code of Business Conduct that allegedly involve the receipt of improper personal benefits in connection with TSKJ’s construction of the natural gas liquefaction facility in Nigeria.

      In February 2005, TSKJ notified the Attorney General of Nigeria that TSKJ would not oppose the Attorney General’s efforts to have sums of money held on deposit in banks in Switzerland transferred to Nigeria and to have the legal ownership of such sums determined in the Nigerian courts.

      If violations of the FCPA were found, we could be subject to civil penalties of $500,000 per violation and criminal penalties could range up to the greater of $2 million per violation or twice the gross pecuniary gain or loss.

      There can be no assurance that any governmental investigation or our investigation of these matters will not conclude that violations of applicable laws have occurred or that the results of these investigations will not have a material adverse effect on our business and results of operations.

Information has been uncovered suggesting that former employees may have engaged in coordinated bidding with one or more competitors on certain foreign construction projects.

      In connection with the investigation into payments made in connection with the Nigerian project, information has been uncovered suggesting that Mr. Stanley and other former employees may have engaged in coordinated bidding with one or more competitors on certain foreign construction projects and that such coordination possibly began as early as the mid-1980s, which was significantly before our 1998 acquisition of Dresser Industries.

      On the basis of this information, we and the Department of Justice have broadened our investigations to determine the nature and extent of any improper bidding practices, whether such conduct violated United States antitrust laws, and whether former employees may have received payments in connection with bidding practices on some foreign projects.

      If violations of applicable United States antitrust laws occurred, the range of possible penalties includes criminal fines, which could range up to the greater of $10 million in fines per count for a corporation, or twice the gross pecuniary gain or loss, and treble civil damages in favor of any persons financially injured by such violations. If such violations occurred, the United States government also would have the discretion to deny future government contracts business to KBR or affiliates or subsidiaries of KBR. Criminal prosecutions under applicable laws of relevant foreign jurisdictions and civil claims by or relationship issues with customers are also possible.

      There can be no assurance that the results of these investigations will not have a material adverse effect on our business and results of operations.

We are responding to an inquiry from the Office of Foreign Assets Control regarding one of our non-United States subsidiary’s operations in Iran.

      We received and responded to an inquiry in mid-2001 from the Office of Foreign Assets Control (OFAC) of the United States Treasury Department with respect to operations in Iran by a Halliburton subsidiary that is incorporated in the Cayman Islands. The OFAC inquiry requested information with respect to compliance with the Iranian Transaction Regulations. These regulations prohibit United States citizens, including United States corporations and other United States business organizations, from engaging in commercial, financial, or trade transactions with Iran, unless authorized by OFAC or exempted by statute. Our 2001 written response to OFAC stated that we believed that we were in compliance with applicable sanction regulations. In January 2004, we received a follow-up letter from OFAC requesting additional information. We responded to this request on March 19, 2004. We understand this matter has now been referred by OFAC to the Department of Justice. In July 2004, we received a grand jury subpoena from an Assistant United States District Attorney requesting the production of documents. We are cooperating with the government’s investigation and have responded to the subpoena by producing documents on September 16, 2004.

      Separate from the OFAC inquiry, we completed a study in 2003 of our activities in Iran during 2002 and 2003 and concluded that these activities were in compliance with applicable sanction regulations. These sanction regulations require isolation of entities that conduct activities in Iran from contact with United States citizens or managers of United States companies. Notwithstanding our conclusions that our activities in Iran were not in violation of United States laws and regulations, we have recently announced that, after fulfilling our current contractual obligations within Iran, we intend to cease operations within that country and to withdraw from further activities there.

We experience increased working capital requirements from time to time associated with our business, and such an increased demand for working capital could affect our liquidity needs.

      As described in “— Our government contracts work has been the focus of allegations and inquiries, and there can be no assurance that additional allegations and inquiries will not be made or that our government contract business may not be adversely affected” above, it is possible that we may, or may be required to, withhold additional invoicing or make refunds to our customer related to the DCAA’s review of additional aspects of our services, some of which could be substantial, until these matters are resolved. Although we do not expect this to occur, such an outcome could materially and adversely affect our liquidity.

      We currently have a $1.2 billion revolving credit facility, which expires in March 2010.

      We experience increased working capital requirements from time to time associated with our business. An increased demand for working capital could affect our liquidity needs.

Our business depends on the level of activity in the oil and natural gas industry, which is significantly affected by volatile oil and gas prices.

      Demand for our services and products depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices.

      Demand for our products and services is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other factors that are beyond our control. Any prolonged reduction in oil and natural gas prices will depress the immediate levels of exploration, development, and production activity, often reflected as changes in rig counts. Perceptions of longer-term lower oil and natural gas prices by oil and gas companies can similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity result in a corresponding decline in the demand for our oil and natural gas well services and products that could have a material adverse effect on our revenue and profitability. Factors affecting the prices of oil and natural gas include:

•	governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;

•	global weather conditions and natural disasters;

•	worldwide political, military, and economic conditions;

•	the level of oil production by non-OPEC countries and the available excess production capacity within OPEC;

•	economic growth in China and India;

•	oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

•	the cost of producing and delivering oil and gas;

•	potential acceleration of development of alternative fuels; and

•	the level of demand for oil and natural gas, especially demand for natural gas in the United States.

      Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Spending on exploration and production activities and capital expenditures for refining and distribution facilities by large oil and gas companies have a significant impact on the activity levels of our businesses.

The Barracuda-Caratinga project has been significantly behind the original schedule, due in part to change orders from the project owner, and is in a financial loss position, and there can be no assurance that further delays or costs will not occur.

      In June 2000, Kellogg Brown & Root, Inc. entered into a contract with Barracuda & Caratinga Leasing Company B.V., the project owner, to develop the Barracuda and Caratinga crude oilfields, which are located off the coast of Brazil. The construction manager and project owner’s representative is Petrobras, the Brazilian national oil company. When completed, the project will consist of two converted supertankers, Barracuda and Caratinga, which will be used as floating production, storage, and offloading units, commonly referred to as FPSOs. In addition, there will be 32 hydrocarbon production wells, 22 water injection wells, and all subsea flow lines, umbilicals, and risers necessary to connect the underwater wells to the FPSOs. The original completion date for the Barracuda vessel was December 2003, and the original completion date for the Caratinga vessel was April 2004. The project has been significantly behind the original schedule, due in part to change orders from the project owner, and is in a financial loss position.

      In December 2004, the Barracuda vessel achieved first oil after being moved offshore for sea trials and final inspections in October 2004, and the Caratinga vessel was moved offshore for sea trials and final inspections. The Caratinga vessel achieved first oil in February 2005. Pursuant to the settlement agreement with Petrobras described below, the Barracuda vessel must be completed by March 31, 2006, and the Caratinga vessel must be completed by June 30, 2006. While we anticipate meeting these completion targets, there can be no assurance that further delays will not occur.

      Also in December 2004, Kellogg Brown & Root and Petrobras, on behalf of the project owner, reached an agreement to settle various claims between the parties. The agreement provides for:

•	the release of all claims of all parties that arise prior to the effective date of a final definitive agreement;

•	a payment to us in 2005 of $79 million as a result of change orders for remaining claims;

•	payment by Petrobras of applicable value added taxes on the project, except for $8 million which has been paid by us;

•	the performance by Petrobras of certain work under the original contract;

•	the repayment by Kellogg Brown & Root of $300 million of advance payments by the end of February 2005, with interest on $74 million. Of this amount, $79 million was paid in 2004; and

•	revised milestones and other dates, including settlement of liquidated damages and an extension of time to the FPSO final acceptance dates.

      As of December 31, 2004:

•	the project was approximately 92% complete;

•	we have recorded an inception-to-date loss of $762 million related to the project, of which $407 million was recorded in 2004, $238 million was recorded in 2003, and $117 million was recorded in 2002;

•	the losses recorded include an estimated $24 million in liquidated damages based on the final agreement with Petrobras; and

•	the probable unapproved claims were reduced from $114 million at December 31, 2003 to zero based upon the final agreement with Petrobras.

Changes in governmental spending and capital spending by our customers may adversely affect us.

      Our business is directly affected by changes in governmental spending and capital expenditures by our customers. Some of the changes that may materially and adversely affect us include:

•	a decrease in the magnitude of governmental spending and outsourcing for military and logistical support of the type that we provide. For example, the current level of government services being provided in the Middle East may not continue for an extended period of time;

•	an increase in the magnitude of governmental spending and outsourcing for military and logistical support, which can materially and adversely affect our liquidity needs as a result of additional or continued working capital requirements to support this work;

•	a decrease in capital spending by governments for infrastructure projects of the type that we undertake;

•	the consolidation of our customers, which has:

•	caused customers to reduce their capital spending, which has in turn reduced the demand for our services and products; and

•	resulted in customer personnel changes, which in turn affects the timing of contract negotiations and settlements of claims and claim negotiations with engineering and construction customers on cost variances and change orders on major projects;

•	adverse developments in the business and operations of our customers in the oil and gas industry, including write-downs of reserves and reductions in capital spending for exploration, development, production, processing, refining, and pipeline delivery networks; and

•	ability of our customers to timely pay the amounts due us.

The loss of one or more significant customers could have a material adverse effect on our business and our consolidated results of operations.

      Both our Energy Services Group and KBR depend on a limited number of significant customers. While, except for the United States government, none of these customers represented more than 10% of consolidated revenue in any period presented, the loss of one or more significant customers could have a material adverse effect on our business and our consolidated results of operations.

We may pursue acquisitions, dispositions, investments and joint ventures, which could affect our results of operations.

      We may actively seek opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments or contractual arrangements or joint ventures. These transactions would be intended to result in the realization of savings, the creation of efficiencies, the generation of cash or income, or the reduction of risk. Acquisition transactions may be financed by additional borrowings or by the issuance of our common stock. These transactions may also affect our consolidated results of operations.

      These transactions also involve risks and we cannot ensure that:

•	any acquisitions would result in an increase in income;

•	any acquisitions would be successfully integrated into our operations;

•	any disposition would not result in decreased earnings, revenue, or cash flow;

•	any dispositions, investments, acquisitions, or integrations would not divert management resources; or

•	any dispositions, investments, acquisitions, or integrations would not have a material adverse effect on our results of operations or financial condition.

      Now that we have resolved our asbestos and silica liability and our affected subsidiaries have exited Chapter 11 reorganization proceedings, we intend to separate KBR from Halliburton, which could include a transaction involving a spin-off, split-off, public offering, or sale of KBR or its operations. In order to maximize KBR’s value for our shareholders, and to determine the most appropriate form of the transaction and its components, it may be necessary for KBR to establish a track record of positive earnings for a number of quarters and to seek resolution of governmental issues, investigations, and other disputes.

      We conduct some operations through joint ventures, where control may be shared with unaffiliated third parties. As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues. We also cannot control the actions of our joint venture partners, including any nonperformance, default, or bankruptcy of our joint venture partners. These factors could potentially materially and adversely affect the business and operations of the joint venture and, in turn, our business and operations.

A significant portion of our engineering and construction projects is on a fixed-price basis, subjecting us to the risks associated with cost over-runs, including the amounts of unapproved claims and change orders, and operating cost inflation.

      We contract to provide services either on a cost-reimbursable basis or on a fixed-price basis, with fixed-price (or lump-sum) contracts accounting for approximately 11% of consolidated revenue for the year ended December 31, 2004 and 14% for the year ended December 31, 2003. We bear the risk of cost overruns, operating cost inflation, labor availability and productivity, and supplier and subcontractor pricing and performance in connection with projects covered by fixed-price contracts. Our failure to estimate accurately the resources and time required for a fixed-price project, or our failure to complete our contractual obligations within the time frame and costs committed, could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to a variety of environmental requirements that impose on us obligations or result in our incurring liabilities that will adversely affect our results of operations or for which our failure to comply could adversely affect us.

      Our businesses are subject to a variety of environmental laws, rules, and regulations in the United States and other countries, including those covering hazardous materials and requiring emission performance standards for facilities. For example, our well service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. We also store, transport, and use radioactive and explosive materials in certain of our operations. Environmental requirements include, for example, those concerning:

•	the containment and disposal of hazardous substances, oilfield waste, and other waste materials;

•	the importation and use of radioactive materials;

•	the use of underground storage tanks; and

•	the use of underground injection wells.

      Environmental and other similar requirements generally are becoming increasingly strict. Sanctions for failure to comply with these requirements, many of which may be applied retroactively, may include:

•	administrative, civil, and criminal penalties;

•	revocation of permits to conduct business; and

•	corrective action orders, including orders to investigate and/or clean up contamination.

      Failure on our part to comply with applicable environmental requirements could have a material adverse effect on our consolidated financial condition. We are also exposed to costs arising from environmental compliance, including compliance with changes in or expansion of environmental requirements, such as the potential regulation in the United States of our Energy Services Group’s hydraulic fracturing services and products as underground injection, which could have a material adverse effect on our business, financial condition, operating results, or cash flows.

      We are exposed to claims under environmental requirements and, from time to time such claims have been made against us. In the United States, environmental requirements and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs, natural resource damages, and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of prior operators or other third parties. Liability for damages arising as a result of environmental laws could be substantial and could have a material adverse effect on our consolidated results of operations.

      Changes in environmental requirements may negatively impact demand for our services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). Such a decline, in turn, could have a material adverse effect on us.

We may be unable to protect our intellectual property rights.

      We rely on a variety of intellectual property rights that we use in our products and services. We may not be able to successfully preserve these intellectual property rights in the future and these rights could be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries in which our products and services may be sold do not protect intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position.

If we do not develop new competitive technologies and products or if our proprietary technologies, equipment, facilities or work processes become obsolete, or if we have problems implementing new technology, our business and revenues may be adversely affected.

      The market for our products and services is characterized by continual technological developments to provide better and more reliable performance and services. If we are not able to design, develop, and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in technology, our business and revenue could be materially and adversely affected and the value of our intellectual property may be reduced. Likewise, if our proprietary technologies, equipment and facilities, or work processes become obsolete, we may no longer be competitive and our business and revenue could be materially and adversely affected.

Our business could be materially and adversely affected by problems encountered in the installation of a new SAP financial system to replace the current systems for KBR.

      Our business could be materially and adversely affected by problems encountered in the installation of a new SAP financial system to replace the current systems for KBR.

We may be unable to employ a sufficient number of technical personnel.

      Many of the services that we provide and the products that we sell are complex and highly engineered and often must perform or be performed in harsh conditions. We believe that our success depends upon our ability to employ and retain technical personnel with the ability to design, utilize, and enhance these products and services. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and the supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our cost structure could increase, our margins could decrease, and our growth potential could be impaired.

We are susceptible to adverse weather conditions in our regions of operations.

      Our businesses could be materially and adversely affected by severe weather, particularly in the Gulf of Mexico where we have significant operations. Repercussions of severe weather conditions may include:

•	evacuation of personnel and curtailment of services;

•	weather-related damage to offshore drilling rigs resulting in suspension of operations;

•	weather-related damage to our facilities;

•	inability to deliver materials to jobsites in accordance with contract schedules; and

•	loss of productivity.

      Because demand for natural gas in the United States drives a disproportionate amount of our Energy Services Group’s United States business, warmer than normal winters in the United States are detrimental to the demand for our services to gas producers.

Risks Relating to Geopolitical and International Events

International and political events may adversely affect our operations.

      A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks inherent in doing business in each of the more than 100 other countries in which we transact business. The occurrence of any of the risks described below could have a material adverse effect on our consolidated results of operations and consolidated financial condition.

      Our operations in more than 100 countries other than the United States accounted for approximately 78% of our consolidated revenue during 2004, 73% of our consolidated revenue during 2003, and 67% of our consolidated revenue during 2002. Based on the location of services provided and products sold, 26% of our consolidated revenue in 2004 and 15% in 2003 was from Iraq, primarily related to our work for the United States government. Revenue from Iraq represented less than 10% in 2002. Operations in countries other than the United States are subject to various risks peculiar to each country. With respect to any particular country, these risks may include:

•	expropriation and nationalization of our assets in that country;

•	political and economic instability;

•	civil unrest, acts of terrorism, force majeure, war, or other armed conflict;

•	natural disasters, including those related to earthquakes and flooding;

•	inflation;

•	currency fluctuations, devaluations, and conversion restrictions;

•	confiscatory taxation or other adverse tax policies;

•	governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds;

•	governmental activities that may result in the deprivation of contract rights; and

•	trade restrictions and economic embargoes imposed by the United States and other countries, including current limitations on our ability to provide products and services to Iran and Syria, which are significant producers of oil and gas.

      Due to the unsettled political conditions in many oil-producing countries and countries in which we provide governmental logistical support, our revenue and profits are subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. Countries where we operate that have significant amounts of political risk include: Afghanistan, Algeria, Indonesia, Iran, Iraq, Nigeria, Russia, and Venezuela. In addition, military action or continued unrest in the Middle East could impact the supply and pricing for oil and gas, disrupt our operations in the region and elsewhere, and increase our costs for security worldwide.

      In addition, investigations by governmental authorities (see “— Risks Relating to Our Business — A joint venture in which a Halliburton unit participates is under investigation as a result of payments made in connection with a liquefied natural gas project in Nigeria” and “— Information has been uncovered suggesting that former employees may have engaged in coordinated bidding with one or more competitors on certain foreign construction projects” above), as well as the social, economic, and political climate in Nigeria, could materially and adversely affect our Nigerian business and operations. In September 2004, the Federal Republic of Nigeria issued a directive banning Halliburton Energy Services Nigeria Limited, one of our subsidiaries, from receiving contracts from the Nigerian government or from companies controlled by the Nigerian government. We believe this directive to have been issued as a result of an adverse reaction in Nigeria to the theft of radioactive material that we used in wireline logging operations, which was subsequently recovered and returned to Nigeria. We are currently working with the Nigerian government to obtain a lifting of the ban. If the ban is not lifted, it could have an adverse effect on our ability to conduct business in Nigeria. Our facilities and our employees are under threat of attack in some countries where we operate, including Iraq and Saudi Arabia. In addition, the risk of loss of life of our personnel and of our subcontractors in these areas continues.

Military action, other armed conflicts or terrorist attacks could have a material adverse effect on our business.

      Military action in Iraq, increasing military tension involving North Korea, as well as the terrorist attacks of September 11, 2001 and subsequent terrorist attacks, threats of attacks, and unrest, have caused instability in the world’s financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas in which we operate. Acts of terrorism and threats of armed conflicts in or around various areas in which we operate, such as the Middle East and Indonesia, could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of personnel or assets.

      Such events may cause further disruption to financial and commercial markets and may generate greater political and economic instability in some of the geographic areas in which we operate. In addition, any possible reprisals as a consequence of the war and ongoing military action in Iraq, such as acts of terrorism in the United States or elsewhere, could materially and adversely affect us in ways we cannot predict at this time.

We are subject to taxation in many jurisdictions and there are inherent uncertainties in the final determination of our tax liabilities.

      We have operations in more than 100 countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including net income actually earned, net income deemed earned and revenue based tax withholding. The final determination of our tax liabilities involves the interpretation of local tax laws, tax treaties and related authorities in each jurisdiction as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Changes in the operating environment including changes in tax law and currency/repatriation controls could impact the determination of our tax liabilities for a tax year.

We are subject to significant foreign exchange and currency risks that could adversely affect our operations and our ability to reinvest earnings from operations.

      A sizable portion of our consolidated revenue and consolidated operating expenses are in foreign currencies. As a result, we are subject to significant risks, including:

•	foreign exchange risks resulting from changes in foreign exchange rates and the implementation of exchange controls; and

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

      We conduct business in countries that have nontraded or “soft” currencies which, because of their restricted or limited trading markets, may be more difficult to exchange for “hard” currency. We may accumulate cash in soft currencies and we may be limited in our ability to convert our profits into United States dollars or to repatriate the profits from those countries.

Our ability to limit our foreign exchange risk through hedging transactions may be limited.

      We selectively use hedging transactions to limit our exposure to risks from doing business in foreign currencies. For those currencies that are not readily convertible, our ability to hedge our exposure is limited because financial hedge instruments for those currencies are nonexistent or limited. Our ability to hedge is also limited because pricing of hedging instruments, where they exist, is often volatile and not necessarily efficient.

      In addition, the value of the derivative instruments could be impacted by:

•	adverse movements in foreign exchange rates;

•	interest rates;

•	commodity prices; or

•	the value and time period of the derivative being different than the exposures or cash flows being hedged.

Risks Relating to the Securities

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

      The market price of our common stock may be influenced by many factors, some of which are beyond our control, including those described above under “— Risks Relating to Our Business.”

      In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to and disproportionate to our operating performance. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

      The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

      Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

We may issue preferred stock, the terms of which could adversely affect the voting power or value of our common stock.

      Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

Our stockholder rights plan and provisions of Delaware law could delay or prevent a change in control in us, even if that change would be beneficial to our stockholders.

      We have adopted a stockholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in us without advance approval of our board of directors. In addition, the Delaware General Corporation Law would impose some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Additionally, provisions of our charter and by-laws could deter, delay or prevent a third party from acquiring us. The stockholder rights plan, Delaware law and our charter and by-laws could delay or prevent a change in control of us, even if that change would be beneficial to our stockholders, which could affect the value of our common stock.

FORWARD-LOOKING STATEMENTS

      The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Forward-looking information is based on projections and estimates, not historical information. Some statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference are forward-looking and use words like “may,” “may not,” “believe,” “do not believe,” “expect,” “do not expect,” “plan,” “does not plan,” “anticipate,” “do not anticipate,” and other expressions. We may also provide oral or written forward-looking information in other materials we release to the public. Forward-looking information involves risks and uncertainties and reflects our best judgment based on current information. Our results of operations can be affected by inaccurate assumptions we make or by known or unknown risks and uncertainties. In addition, other factors may affect the accuracy of our forward-looking information. As a result, the accuracy of our forward-looking information cannot be guaranteed. Actual events and the results of operations may vary materially.

      While it is not possible to identify all factors, we continue to face many risks and uncertainties that could cause actual results to differ from our forward-looking statements, including the risks described herein, in the accompanying prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Forward Looking Information and Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2004.

      In addition, future trends for pricing, margins, revenues and profitability remain difficult to predict in the industries we serve. We do not assume any responsibility to publicly update any of our forward-looking statements regardless of whether factors change as a result of new information, future events or for any other reason. You should review any additional disclosures we make in our press releases and our reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC. We also suggest that you listen to our quarterly earnings release conference calls with financial analysts.

USE OF PROCEEDS

      We will not receive any proceeds from the sales of our common stock by the selling stockholder.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      The following disclosure is reproduced from the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2004. You should read the following discussion in conjunction with our financial statements and the notes to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated by reference into this prospectus supplement. You should also read the following discussion in conjunction with the disclosure under “Summary — Recent Developments” on page S-6 and “Risk Factors” beginning on page S-9 of this prospectus supplement, which update the discussion reproduced below.

Executive Overview

      The past year was marked with several milestones, including:

•	the finalization of our asbestos and silica settlements and our subsidiaries’ related emergence from Chapter 11 proceedings. We funded the trusts in January 2005 with $2.3 billion in cash and 59.5 million shares of our common stock. We received approximately $1.0 billion in cash during January 2005 under the terms of our insurance settlement agreements;

•	achieving record revenue of over $20 billion, driven by our government services work in the Middle East and strong performance in our Energy Services Group, where we increased our international presence. Our Energy Services Group also had record levels of revenue, operating income, and operating margins;

•	reaching an important agreement with our customer for the Barracuda-Caratinga project, which settled all claims and change orders, as well as adjusted the project scope and various milestone dates. We also achieved 92% project completion as a result of the Barracuda vessel producing first oil and the Caratinga vessel moving offshore for sea trials and final inspections. Subsequently, the Caratinga vessel achieved first oil in February 2005;

•	restructuring KBR, which we expect will yield between $80 million and $100 million in annual savings; and

•	addressing our liquidity needs in anticipation of funding the asbestos and silica trusts while managing our working capital position related to our government services work in the Middle East. This included utilizing two accounts receivable facilities during 2004, issuing $500 million of senior notes due 2007 in January 2004, maintaining one revolving credit facility, and arranging a new $500 million revolving credit facility during 2004. As of December 31, 2004, the two revolving credit facilities had available credit totaling $1.028 billion.

      During 2004, we continued to provide substantial work under our government contracts business to the United States Department of Defense and other governmental agencies, including worldwide United States Army logistics contracts, known as LogCAP, and contracts to rebuild Iraq’s petroleum industry, known as RIO and PCO Oil South. Total revenue from the United States Government for 2004 includes $8.0 billion, or 39% of consolidated revenue, and revenue related to Iraq (which includes Kuwait) totaled approximately $7.1 billion, or 35% in 2004.

      Detailed discussions of asbestos and silica, our United States government contract work, the Nigerian joint venture and investigations, the Barracuda-Caratinga project, and our liquidity and capital resources follow. Our operating performance, including our recent restructuring of KBR, is described in “Business Environment and Results of Operations” below.

      Looking ahead, the outlook for our business is positive. Current market conditions for our energy services business are good with strong commodity prices, and our customers are increasing their exploration and production budgets. We are well-positioned in sectors that are experiencing particularly strong activity, such as United States onshore gas, and in areas that could experience increased activity in the near term, such as the deepwater Gulf of Mexico. In addition to the benefits expected from our recent restructuring initiative at KBR, we will continue to pursue our natural gas monetization strategy and push forward on the definitization process of our United States government contracts in the Middle East. Finally, now that we have resolved our asbestos and silica liability and our affected subsidiaries have exited Chapter 11 reorganization proceedings, we intend to separate KBR from Halliburton, which could include a transaction involving a spin-off, split-off, public offering, or sale of KBR or its operations. In order to maximize KBR’s value for our shareholders and to determine the most appropriate form of the transaction and its components, it may be necessary for KBR to establish a track record of positive earnings for a number of quarters and to seek resolution of governmental issues, contract investigations, and other disputes.

Asbestos and Silica Obligations and Insurance Recoveries

      Prepackaged Chapter 11 proceedings. DII Industries, Kellogg Brown & Root, Inc. (Kellogg Brown & Root), and six other subsidiaries (Mid-Valley, Inc.; KBR Technical Services, Inc.; Kellogg Brown & Root Engineering Corporation; Kellogg Brown & Root International, Inc. (a Delaware corporation); Kellogg Brown & Root International, Inc. (a Panamanian corporation); and BPM Minerals, LLC) filed Chapter 11 proceedings on December 16, 2003 in bankruptcy court in Pittsburgh, Pennsylvania. Each of these entities was a wholly owned subsidiary of Halliburton before, during, and after the bankruptcy proceedings became final.

      Our subsidiaries sought Chapter 11 protection to avail themselves of the provisions of Sections 524(g) and 105 of the Bankruptcy Code to discharge current and future asbestos and silica personal injury claims against us and our subsidiaries. The order confirming the plan of reorganization became final and nonappealable on December 31, 2004, and the plan of reorganization became effective in January 2005. Under the plan of reorganization, all current and future asbestos and silica personal injury claims against us and our affiliates were channeled into trusts established for the benefit of asbestos and silica claimants, thus releasing us from those claims.

      In accordance with the plan of reorganization, in January 2005 we contributed the following to trusts for the benefit of current and future asbestos and silica personal injury claimants:

•	approximately $2.345 billion in cash, which represents the remaining portion of the $2.775 billion total cash settlement after payments of $311 million in December 2003 and $119 million in June 2004;

•	59.5 million shares of Halliburton common stock;

•	a one-year non-interest-bearing note of $31 million for the benefit of asbestos claimants. We prepaid the initial installment on the note of approximately $8 million in January 2005. The remaining note will be paid in three equal quarterly installments starting in the second quarter of 2005; and

•	a silica note with an initial payment into a silica trust of $15 million. Subsequently, the note provides that we will contribute an amount to the silica trust at the end of each year for the next 30 years of up to $15 million. The note also provides for an extension of the note for 20 additional years under certain circumstances. We have estimated the value of this note to be approximately $24 million. We will periodically reassess our valuation of this note based upon our projections of the amounts we believe we will be required to fund into the silica trust.

      As a result of the filing of the Chapter 11 proceedings, we adjusted the asbestos and silica liability to reflect the amount of the proposed settlement and certain related costs, which resulted in a pretax charge of approximately $1.016 billion to discontinued operations in the fourth quarter of 2003. The tax effect on this charge was minimal, as a valuation allowance was established against the liability to reflect the expected net tax benefit from the future deductions the liability will create.

      In accordance with the definitive settlement agreements entered in early 2003, we reviewed plaintiff files to establish a medical basis for payment of settlement amounts and to establish that the claimed injuries were based on exposure to our products. In 2003, we concluded that substantially all of the asbestos and silica liability related to claims filed against our former operations that have been divested and included in discontinued operations. Consequently, all 2003 and 2004 changes in our estimates related to the asbestos and silica liability were recorded through discontinued operations.

      Our plan of reorganization called for a portion of our total asbestos liability to be settled by contributing 59.5 million shares of Halliburton common stock to the trust. As of December 31, 2004, we revalued our shares to approximately $2.335 billion ($39.24 per share), an increase of $778 million from December 31, 2003, and this amount was charged to discontinued operations on our consolidated statement of operations during 2004. Effective December 31, 2004, concurrent with receiving final and nonappealable confirmation of our plan of reorganization, we reclassified from a long-term liability to shareholders’ equity the final value of the 59.5 million shares of Halliburton common stock. If the shares had been included in the calculation of earnings per share as of the beginning of 2004, our diluted earnings per share from continuing operations would have been reduced by $0.11 for 2004.

      Insurance settlements. During 2004, we settled insurance disputes with substantially all the insurance companies for asbestos- and silica-related claims and all other claims under the applicable insurance policies and terminated all the applicable insurance policies. Under the terms of our insurance settlements, we will receive cash proceeds with a nominal amount of approximately $1.5 billion and with a present value of approximately $1.4 billion for our asbestos- and silica-related insurance receivables. The present value was determined by discounting the expected future cash payments with a discount rate implicit in the settlements, which ranged from 4.0% to 5.5%. Beginning in the third quarter of 2004, this discount is being accreted as interest income (classified as discontinued operations) over the life of the expected future cash payments. Cash payments of approximately $1.0 billion related to these receivables were received in January 2005. Under the terms of the settlement agreements, we will receive cash payments of the remaining amounts in several installments beginning in July 2005 through 2009.

      Our December 31, 2003 estimate of our asbestos- and silica-related insurance receivables already included a charge for the settlement amount under an agreement reached in January 2004, as well as certain other probable settlements with companies for which we could reasonably estimate the amount of the settlement. During 2004, we reduced the amount recorded as insurance receivables for asbestos- and silica-related liabilities insured by other companies based upon the final agreements, resulting in pretax charges to discontinued operations of approximately $698 million.

United States Government Contract Work

      We provide substantial work under our government contracts business to the United States Department of Defense and other governmental agencies, including worldwide United States Army logistics contracts, known as LogCAP, and contracts to rebuild Iraq’s petroleum industry, known as RIO and PCO Oil South. Our government services revenue related to Iraq totaled approximately $7.1 billion in 2004 and approximately $3.6 billion in 2003.

      Our operations under United States government contracts are regularly reviewed and audited by the Defense Contract Audit Agency (DCAA) and other governmental agencies. The DCAA serves in an advisory role to our customer. When issues are found during the governmental agency audit process, these issues are typically discussed and reviewed with us. The DCAA then issues an audit report with their recommendations to our customer’s contracting officer. In the case of management systems and other contract administrative issues, the contracting officer is generally with the Defense Contract Management Agency (DCMA). We then work with our customer to resolve the issues noted in the audit report.

      Given the demands of working in Iraq and elsewhere for the United States government, we expect that from time to time we will have disagreements or experience performance issues with the various government customers for which we work. If our performance is unacceptable to our customer under any of our government contracts, the government retains the right to pursue remedies under any affected contract, which remedies could include threatened termination or termination. If any contract were so terminated, we may not receive award fees under the affected contract, and our ability to secure future contracts could be adversely affected, although we would receive payment for amounts owed for our allowable costs under cost-reimbursable contracts.

      Fuel. In December 2003, the DCAA issued a preliminary audit report that alleged that we may have overcharged the Department of Defense by $61 million in importing fuel into Iraq. The DCAA questioned costs associated with fuel purchases made in Kuwait that were more expensive than buying and transporting fuel from Turkey. We responded that we had maintained close coordination of the fuel mission with the Army Corps of Engineers (COE), which was our customer and oversaw the project, throughout the life of the task order and that the COE had directed us to use the Kuwait sources. After a review, the COE concluded that we obtained a fair price for the fuel. However, Department of Defense officials thereafter referred the matter to the agency’s inspector general, which we understand has commenced an investigation.

      The DCAA has issued various audit reports related to task orders under the RIO contract that reported $304 million in questioned and unsupported costs. The majority of these costs are associated with the humanitarian fuel mission. In these reports, the DCAA has compared fuel costs we incurred during the duration of the RIO contract in 2003 and early 2004 to fuel prices obtained by the Defense Energy Supply Center (DESC) in April 2004 when the fuel mission was transferred to that agency. We are working with our customer to resolve this issue.

      Investigations. On January 22, 2004, we announced the identification by our internal audit function of a potential overbilling of approximately $6 million by La Nouvelle Trading & Contracting Company, W.L.L. (La Nouvelle), one of our subcontractors, under the LogCAP contract in Iraq, for services performed during 2003. In accordance with our policy and government regulation, the potential overcharge was reported to the Department of Defense Inspector General’s office as well as to our customer, the AMC. On January 23, 2004, we issued a check in the amount of $6 million to the AMC to cover that potential overbilling while we conducted our own investigation into the matter. Later in the first quarter of 2004, we determined that the amount of overbilling was $4 million, and the subcontractor billing should have been $2 million for the services provided. As a result, we paid La Nouvelle $2 million and billed our customer that amount. We subsequently terminated La Nouvelle’s services under the LogCAP contract. In October 2004, La Nouvelle filed suit against us alleging $224 million in damages as a result of its termination. We are continuing to investigate whether La Nouvelle paid, or attempted to pay, one or two of our former employees in connection with the billing. See Note 13 to our consolidated financial statements for further discussion.

      In October 2004, we reported to the Department of Defense Inspector General’s office that two former employees in Kuwait may have had inappropriate contacts with individuals employed by or affiliated with two third-party subcontractors prior to the award of the subcontracts. The Inspector General’s office may investigate whether these two employees may have solicited and/or accepted payments from these third-party subcontractors while they were employed by us.

      In October 2004, a civilian contracting official in the COE asked for a review of the process used by the COE for awarding some of the contracts to us. We understand that the Department of Defense Inspector General’s office may review the issues involved.

      We understand that the United States Department of Justice, an Assistant United States Attorney based in Illinois, and others are investigating these and other individually immaterial matters we have reported relating to our government contract work in Iraq. We also understand that current and former employees of KBR have received subpoenas and have given or may give grand jury testimony relating to some of these matters. If criminal wrongdoing were found, criminal penalties could range up to the greater of $500,000 in fines per count for a corporation, or twice the gross pecuniary gain or loss.

      Dining Facility and Administration Centers (DFACs). During 2003, the DCAA raised issues relating to our invoicing to the Army Materiel Command (AMC) for food services for soldiers and supporting civilian personnel in Iraq and Kuwait. We believe the issues raised by the DCAA relate to the difference between the number of troops the AMC directed us to support and the number of soldiers counted at dining facilities for United States troops and supporting civilian personnel. In the first quarter of 2004, we reviewed our DFAC subcontracts in our Iraq and Kuwait areas of operation and have billed and continue to bill for all current DFAC costs. During 2004, we received notice from the DCAA that it was recommending withholding a portion of our DFAC billings. For DFAC billings relating to subcontracts entered into prior to February 2004, the DCAA has recommended withholding 19.35% of the billings until it completes its audits. Subsequent to February 2004, we renegotiated our DFAC subcontracts to address the specific issues raised by the DCAA and advised the AMC and the DCAA of the new terms of the arrangements. We have had no objection by the government to the terms and conditions associated with these new DFAC subcontract agreements. During the third quarter of 2004, we received notification that, for three Kuwait DFACs, the DCAA recommended to our customer that costs be disallowed because the DCAA is not satisfied with the level of documentation provided by us. The amount withheld related to suspended and recommended disallowed DFAC costs for work performed prior to February 2004 and totaled approximately $224 million as of December 31, 2004. The amount withheld could change as the DCAA continues their audits of the remaining DFAC facilities. We are negotiating with our customer, the AMC, to resolve this issue. We are currently withholding a proportionate amount of these billings from our subcontractors.

      Laundry. During the third quarter of 2004, we received notice from the DCAA that it recommended withholding $16 million of subcontract costs related to the laundry service for one task order in southern Iraq for which it believes we and our subcontractors have not provided adequate levels of documentation supporting the quantity of the services provided. The DCAA recommended that the cost be withheld pending receipt of additional explanation or documentation to support subcontract cost. This $16 million was withheld from the subcontractor in the fourth quarter of 2004. We are working with the AMC to resolve this issue.

      Withholding of payments. During 2004, the AMC issued a determination that a particular contract clause could cause it to withhold 15% from our invoices until our task orders under the LogCAP contract are definitized. The AMC delayed implementation of this withholding pending further review. The Army Field Support Command (AFSC) has now been delegated authority by the AMC to determine whether or not to implement the withholding. The AFSC has informed us that it will assess the situation on a task order by task order basis and, currently, withholding will continue to be delayed. We do not believe any potential 15% withholding will have a significant or sustained impact on our liquidity because any withholding is temporary and ends once the definitization process is complete. During the third quarter of 2004, we and the AMC identified three senior management teams to facilitate negotiation under the LogCAP task orders, and these teams are working to negotiate outstanding issues and definitize task orders as quickly possible. We are continuing to work with our customer to resolve outstanding issues. As of January 18, 2005, 25 task orders for LogCAP totaling over $636 million have been definitized.

      As of December 31, 2004, the COE had withheld $85 million of our invoices related to a portion of our RIO contract pending completion of the definitization process. All 10 definitization proposals required under this contract have been submitted by us, and three have been finalized through a task order modification. After review by the DCAA, we have resubmitted five of the unfinalized seven proposals and are in the process of developing revised proposals for the remaining two. These withholdings represent the amount invoiced in excess of 85% of the funding in the task order. The COE also could withhold similar amounts from future invoices under our RIO contract until agreement is reached with the customer and task order modifications are issued. Approximately $2 million was withheld from our PCO Oil South project as of December 31, 2004. The PCO Oil South project has definitized 15 of the 28 task orders and withholdings are not continuing on those task orders. We do not believe the withholding will have a significant or sustained impact on our liquidity because the withholding is temporary and ends once the definitization process is complete.

      In addition, we had unapproved claims totaling $93 million at December 31, 2004 for the LogCAP, RIO, and PCO Oil South contracts. These unapproved claims related to contracts where our costs have exceeded the funded value of the task order or were related to lost, damaged and destroyed equipment.

      We are working diligently with our customers to proceed with significant new work only after we have a fully definitized task order, which should limit withholdings on future task orders.

      Cost reporting. We have received notice that a contracting officer for our PCO Oil South project considers our monthly categorization and detail of costs and our ability to schedule and forecast costs to be inadequate, and he has requested corrections be made by March 10, 2005. We expect to be able to make the requested corrections. If we were unable to satisfy our customer, our customer may pursue remedies under the applicable federal acquisition regulations, including terminating the affected contract. Although there can be no assurances, we do not expect that our work on the PCO Oil South project will be terminated for default. We are in the process of developing an acceptable management cost reporting system and are supplementing the existing PCO cost reporting team with additional manpower.

      Report on estimating system. On December 27, 2004, the DCMA granted continued approval of our estimating system, stating that our estimating system is “acceptable with corrective action.” We are in process of completing these corrective actions. Specifically, based on the unprecedented level of support our employees are providing the military in Iraq, Kuwait, and Afghanistan, we needed to update our estimating policies and procedures to make them better suited to such contingency situations. Additionally, we are in process of developing a detailed training program that will be made available to all estimating personnel to ensure that employees are adequately prepared to deal with the challenges and unique circumstances associated with a contingency operation.

      Report on purchasing system. As a result of a Contractor Purchasing System Review by the DCMA during the second quarter of 2004, the DCMA granted the continued approval of our government contract purchasing system. The DCMA’s approval letter, dated September 7, 2004, stated that our purchasing system’s policies and practices are “effective and efficient, and provide adequate protection of the Government’s interest.”

      The Balkans. We have had inquiries in the past by the DCAA and the civil fraud division of the United States Department of Justice into possible overcharges for work performed during 1996 through 2000 under a contract in the Balkans, which inquiry has not yet been completed by the Department of Justice. Based on an internal investigation, we credited our customer approximately $2 million during 2000 and 2001 related to our work in the Balkans as a result of billings for which support was not readily available. We believe that the preliminary Department of Justice inquiry relates to potential overcharges in connection with a part of the Balkans contract under which approximately $100 million in work was done. We believe that any allegations of overcharges would be without merit.

Nigerian Joint Venture and Investigations

      Foreign Corrupt Practices Act investigation. The United States Securities and Exchange Commission (SEC) is conducting a formal investigation into payments made in connection with the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. The United States Department of Justice is also conducting an investigation. TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V., which is an affiliate of ENI SpA of Italy, JGC Corporation of Japan, and Kellogg Brown & Root, each of which owns 25% of the venture.

      The SEC and the Department of Justice have been reviewing these matters in light of the requirements of the United States Foreign Corrupt Practices Act (FCPA). We have produced documents to the SEC both voluntarily and pursuant to subpoenas, and intend to make our employees available to the SEC for testimony. In addition, we understand that the SEC has issued a subpoena to A. Jack Stanley, who most recently served as a consultant and chairman of Kellogg Brown & Root, and to other current and former Kellogg Brown & Root employees. We further understand that the Department of Justice has invoked its authority under a sitting grand jury to obtain letters rogatory for the purpose of obtaining information abroad.

      TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V., which is an affiliate of ENI SpA of Italy. Commencing in 1995, TSKJ entered into a series of agency agreements in connection with the Nigerian project. We understand that a French magistrate has officially placed Jeffrey Tesler, a principal of Tri-Star Investments, an agent of TSKJ, under investigation for corruption of a foreign public official. In Nigeria, a legislative committee of the National Assembly and the Economic and Financial Crimes Commission, which is organized as part of the executive branch of the government, are also investigating these matters. Our representatives have met with the French magistrate and Nigerian officials and expressed our willingness to cooperate with those investigations. In October 2004, representatives of TSKJ voluntarily testified before the Nigerian legislative committee.

      As a result of our continuing investigation into these matters, information has been uncovered suggesting that, commencing at least 10 years ago, the members of TSKJ considered payments to Nigerian officials. We provided this information to the United States Department of Justice, the SEC, the French magistrate, and the Nigerian Economics and Financial Crimes Commission. We also notified the other owners of TSKJ of the recently uncovered information and asked each of them to conduct their own investigation.

      We understand from the ongoing governmental and other investigations that payments may have been made to Nigerian officials. In addition, TSKJ has suspended the receipt of services from and payments to Tri-Star Investments and is considering instituting legal proceedings to declare all agency agreements with Tri-Star Investments terminated and to recover all amounts previously paid under those agreements.

      We also understand that the matters under investigation by the Department of Justice involve parties other than Kellogg Brown & Root and M.W. Kellogg, Ltd. (a joint venture in which Kellogg Brown & Root has a 55% interest), cover an extended period of time (in some cases significantly before our 1998 acquisition of Dresser Industries (which included M.W. Kellogg, Ltd.)), and possibly include the construction of a fertilizer plant in Nigeria in the early 1990s and the activities of agents and service providers.

      In June 2004, we terminated all relationships with Mr. Stanley and another consultant and former employee of M.W. Kellogg, Ltd. The terminations occurred because of violations of our Code of Business Conduct that allegedly involve the receipt of improper personal benefits in connection with TSKJ’s construction of the natural gas liquefaction facility in Nigeria.

      In February 2005, TSKJ notified the Attorney General of Nigeria that TSKJ would not oppose the Attorney General’s efforts to have sums of money held on deposit in banks in Switzerland transferred to Nigeria and to have the legal ownership of such sums determined in the Nigerian courts.

      If violations of the FCPA were found, we could be subject to civil penalties of $500,000 per violation, and criminal penalties could range up to the greater of $2 million per violation or twice the gross pecuniary gain or loss.

      There can be no assurance that any governmental investigation or our investigation of these matters will not conclude that violations of applicable laws have occurred or that the results of these investigations will not have a material adverse effect on our business and results of operations.

      Bidding practices investigation. In connection with the investigation into payments made in connection with the Nigerian project, information has been uncovered suggesting that Mr. Stanley and other former employees may have engaged in coordinated bidding with one or more competitors on certain foreign construction projects and that such coordination possibly began as early as the mid-1980s, which was significantly before our 1998 acquisition of Dresser Industries.

      On the basis of this information, we and the Department of Justice have broadened our investigations to determine the nature and extent of any improper bidding practices, whether such conduct violated

United States antitrust laws, and whether former employees may have received payments in connection with bidding practices on some foreign projects.

      If violations of applicable United States antitrust laws occurred, the range of possible penalties includes criminal fines, which could range up to the greater of $10 million in fines per count for a corporation, or twice the gross pecuniary gain or loss, and treble civil damages in favor of any persons financially injured by such violations. If such violations occurred, the United States government also would have the discretion to deny future government contracts business to KBR or affiliates or subsidiaries of KBR. Criminal prosecutions under applicable laws of relevant foreign jurisdictions and civil claims by or relationship issues with customers are also possible.

      There can be no assurance that the results of these investigations will not have a material adverse effect on our business and results of operations.

Barracuda-Caratinga Project

      In June 2000, Kellogg Brown & Root, Inc. entered into a contract with Barracuda & Caratinga Leasing Company B.V., the project owner, to develop the Barracuda and Caratinga crude oilfields, which are located off the coast of Brazil. The construction manager and project owner’s representative is Petrobras, the Brazilian national oil company. When completed, the project will consist of two converted supertankers, Barracuda and Caratinga, which will be used as floating production, storage, and offloading units, commonly referred to as FPSOs. In addition, there will be 32 hydrocarbon production wells, 22 water injection wells, and all subsea flow lines, umbilicals, and risers necessary to connect the underwater wells to the FPSOs. The original completion date for the Barracuda vessel was December 2003, and the original completion date for the Caratinga vessel was April 2004. The project has been significantly behind the original schedule, due in part to change orders from the project owner, and is in a financial loss position.

      In December 2004, the Barracuda vessel achieved first oil after being moved offshore for sea trials and final inspections in October 2004 and the Caratinga vessel was moved offshore for sea trials and final inspections. The Caratinga vessel achieved first oil in February 2005. Pursuant to the settlement agreement with Petrobras described below, the Barracuda vessel must be completed by March 31, 2006, and the Caratinga vessel must be completed by June 30, 2006. While we anticipate meeting these completion targets, there can be no assurance that further delays will not occur.

      Also in December 2004, Kellogg Brown & Root and Petrobras, on behalf of the project owner, reached an agreement to settle various claims between the parties. The agreement provides for:

•	the release of all claims of all parties that arise prior to the effective date of a final definitive agreement;

•	a payment to us in 2005 of $79 million as a result of change orders for remaining claims;

•	payment by Petrobras of applicable value added taxes on the project, except for $8 million which has been paid by us;

•	the performance by Petrobras of certain work under the original contract;

•	the repayment by Kellogg Brown & Root of $300 million of advance payments by the end of February 2005, with interest on $74 million. Of this amount, $79 million was paid in 2004; and

•	revised milestones and other dates, including settlement of liquidated damages and an extension of time to the FPSO final acceptance dates.

      As of December 31, 2004:

•	the project was approximately 92% complete;

•	we have recorded an inception-to-date loss of $762 million related to the project, of which $407 million was recorded in 2004, $238 million was recorded in 2003, and $117 million was recorded in 2002;

•	the losses recorded include an estimated $24 million in liquidated damages based on the final agreement with Petrobras; and

•	the probable unapproved claims were reduced from $114 million at December 31, 2003 to zero based upon the final agreement with Petrobras.

      Cash flow considerations. We have now begun to fund operating cash shortfalls on the project and are obligated to fund total shortages over the remaining project life. Estimated cash flows relating to the losses are as follows:

Millions of dollars
Amount funded through December 31, 2004	$586
Amounts to be paid/(received) in 2005:
Remaining repayment of $300 million advance	221
Payment to us relating to change orders	(138)
Remaining project costs, net of revenue to be received	93

Total cash shortfalls	$762

Liquidity and Capital Resources

      We ended 2004 with cash and cash equivalents of $2.8 billion compared to $1.8 billion at the end of 2003. Our cash and cash equivalents balance at the end of January 2005, after funding of the asbestos and silica liability trusts and receipt of insurance proceeds discussed below, was approximately $1.7 billion.

      Significant sources of cash. Our liquidity position was strong at the end of 2004 due to our positive cash flow from operations, new debt financing, sales of accounts receivable, and our controlled capital spending in 2004. Our operations provided approximately $928 million in cash flow in 2004, including the sale of accounts receivables discussed below. In addition, our cash flow was supplemented by cash totaling $126 million from the sale of our surface well testing operations in August 2004 and $20 million from the sale of our remaining shares of National Oilwell, Inc. in February 2004.

      In January 2004, we issued senior notes due 2007 totaling $500 million, which were issued in anticipation of funding the asbestos and silica liability trusts. Our combined short-term notes payable and long-term debt was 50% of total capitalization at December 31, 2004, compared to 58% at the end of 2003 and 30% at the end of 2002. While our debt balance increased, the decrease in our ratio of debt-to-total-capitalization was due to the reclassification to shareholders’ equity of the value of the 59.5 million shares to be contributed to the asbestos trust in our consolidated balance sheet as of December 31, 2004.

      In May 2004, we entered into an agreement to sell, assign, and transfer the entire title and interest in specified United States government accounts receivable of KBR to a third party. The total amount outstanding under this agreement as of December 31, 2004 was approximately $263 million. Subsequent to year-end 2004, these receivables were collected and the balance retired, and we are not currently selling further receivables, although the facility continues to be available.

      In June 2004, we sold undivided interests totaling $268 million under our Energy Services Group securitization facility. As of December 31, 2004, we have $256 million outstanding under this facility. See “Off Balance Sheet Risk” below for further discussion regarding these facilities.

      Future sources of cash. We have available to us significant sources of cash in the near term should we need them.

           Revolving credit facilities. In the fourth quarter of 2003, we entered into a secured $700 million three-year revolving credit facility for general working capital purposes. In July 2004, we entered into an additional secured $500 million 364-day revolving credit facility for general working capital purposes with terms substantially similar to our $700 million revolving credit facility. As of December 31, 2004, we had issued a letter of credit for approximately $172 million under the $700 million revolving credit facility, which replaced a letter of credit expiring on our Barracuda-Caratinga project, thus reducing the availability under that revolving credit facility to $528 million. There were no cash drawings under the $700 million revolving credit facility or the $500 million 364-day revolving credit facility as of December 31, 2004.

           Asbestos and silica settlements with insurance companies. During 2004, we settled insurance disputes with substantially all the insurance companies for asbestos- and silica-related claims and all other claims under the applicable insurance policies and terminated all the applicable insurance policies. Under the terms of our insurance settlements, we expect to receive cash proceeds with a nominal value of $1.5 billion and a present value of approximately $1.4 billion for our asbestos- and silica-related insurance receivables as follows:

Millions of dollars
2005	$1,066
2006	162
2007	40
2008	45
2009	131
Thereafter	16

Total	$1,460

      We received approximately $1.0 billion in insurance proceeds in January 2005. We intend to use a substantial portion of these proceeds to reduce debt.

      Other. In January 2005, we received approximately $200 million in cash proceeds from the sale of our 50% interest in Subsea 7, Inc.

      In June 2004, a Texas district court jury returned a verdict in our favor in connection with a patent infringement lawsuit we filed against Smith International (Smith) in September 2002. We were awarded $41 million in damages and legal fees by the court. Because the verdict is currently under appeal by Smith, the timing of ultimate collection of this award is uncertain.

      Significant uses of cash. Our liquidity and cash balance during 2004 was significantly affected by our government services work in Iraq. Our working capital requirements for our Iraq-related work, excluding cash and equivalents, were down from $885 million at the end of 2003 to approximately $700 million at December 31, 2004. We do not expect a further increase in our working capital investments above that amount.

      In connection with reaching an agreement with representatives of asbestos and silica claimants to limit the cash required to settle pending claims to $2.775 billion, DII Industries paid $311 million to the claimants in December 2003, plus an additional $22 million in lieu of interest. We also agreed to guarantee the payment of certain claims, and, in accordance with settlement agreements, we made additional payments of $119 million, plus an additional $4 million in lieu of interest, in June 2004.

      Capital expenditures of $575 million in 2004 were 12% higher than in 2003. Capital spending in 2004 continued to be primarily directed to the Energy Services Group for Production Optimization, Drilling and Formation Evaluation, and manufacturing capacity.

      We paid $221 million in dividends to our shareholders in 2004 compared to $219 million in 2003 and 2002.

      In April 2004, we paid the $107 million judgment amount in the BJ Services Company patent litigation, including pre- and post-judgment interest, with the funds that had been used to post bond in the case. In April 2004, we also reached a settlement with the plaintiffs in the Anglo-Dutch (Tenge) litigation and made all payments pursuant to the settlement agreement. During the second quarter of 2004, we recovered the $25 million cash-in-lieu-of-bond deposit for the Anglo-Dutch (Tenge) litigation formerly included in restricted cash.

      Future use of cash. In January 2005, we made the following payments for our asbestos and silica liability settlement:

Millions of dollars
Cash payments made in January 2005:
Payment to the asbestos and silica trust in accordance with the plan of reorganization	$2,345
Cash payment related to insurance partitioning agreement reached with Federal-Mogul in October 2004 — first of three installments	16
First installment payment for the silica note	15
Payments related to RHI Refractories agreement	11
First of four installments for the one-year non-interest-bearing note of $31 million for the benefit of asbestos claimants	8

Total cash payments made in January 2005	$2,395

      The following table summarizes our significant contractual obligations and other long-term liabilities as of December 31, 2004:

	Payments due

	2005	2006	2007	2008	2009	Thereafter	Total

	Millions of dollars
Long-term debt(1)	$347	$293	$518	$156	$—	$2,625	$3,939
Asbestos and silica settlement payment	2,345	—	—	—	—	—	2,345
Operating leases	158	125	104	92	82	453	1,014
Purchase obligations(3)	363	18	18	18	12	11	440
Barracuda-Caratinga	176	—	—	—	—	—	176
Pension funding obligations	77	—	—	—	—	—	77
Asbestos insurance partitioning agreement	16	15	15	—	—	—	46
Asbestos note	31	—	—	—	—	—	31
Silica note(2)	15	1	1	1	1	5	24
RHI Refractories	11	—	—	—	—	—	11

Total	$3,539	$452	$656	$267	$95	$3,094	$8,103

(1)	Long-term debt excludes the effect of a terminated interest rate swap of approximately $5 million. See Note 10 to the consolidated financial statements for further discussion.

(2)	Subsequent to the initial payment of $15 million, the silica note provides that we will contribute an amount to the silica trust at the end of each year for the next 30 years of up to $15 million. The note also provides for an extension of the note for 20 additional years under certain circumstances. We have recorded the note at our estimated amount of approximately $24 million. We will periodically reassess our valuation of this note based upon our projections of the amounts we believe we will be required to fund into the silica trust.

(3)	The purchase obligations disclosed above do not include purchase obligations that KBR enters into with its vendors in the normal course of business that support existing contracting arrangements with its customers. The purchase obligations with their vendors can span several years depending on the duration of the projects. In general, the costs associated with the purchase obligations are expensed as the revenue is earned on the related projects.

      Capital spending for 2005 is expected to be approximately $650 million. The capital expenditures budget for 2005 includes increased activities at our DML shipyard, software spending as KBR moves forward with the implementation of SAP, and higher spending in the Energy Services Group to accommodate increased business.

      As of December 31, 2004, we had commitments to fund approximately $58 million to certain of our related companies. These commitments arose primarily during the start-up of these entities or due to losses incurred by them. We expect approximately $42 million of the commitments to be paid during the next year.

Other factors affecting liquidity

      Letters of credit. In the normal course of business, we have agreements with banks under which approximately $1.1 billion of letters of credit or bank guarantees were outstanding as of December 31, 2004 including $264 million which relate to our joint ventures’ operations. Also included in letters of credit outstanding as of December 31, 2004 and related to the Barracuda-Caratinga project were $277 million of performance letters of credit and $176 million of retainage letters of credit. Certain of the outstanding letters of credit have triggering events which would entitle a bank to require cash collateralization.

      In the fourth quarter of 2003, we entered into a senior secured master letter of credit facility (Master LC Facility) with a syndicate of banks which covered at least 90% of the face amount of our existing letters of credit. The facility expired on December 31, 2004 due to our plan of reorganization becoming final and nonappealable. We did not have any outstanding advances under the Master LC Facility when it expired. Upon the expiration of the Master LC Facility, all letters of credit under the facility reverted back to the original agreements with the individual banks.

      Debt covenants. Certain of our letters of credit, our $700 million revolving credit facility, and our $500 million 364-day revolving credit facility contain restrictive covenants including covenants that require us to maintain certain financial ratios as defined by the agreements. For certain of our letters of credit and the two revolving credit facilities we are required to maintain an interest coverage ratio of 3.5 or greater and a leverage ratio less than or equal to 0.55. At December 31, 2004, our interest coverage ratio was 7.18 and our leverage ratio was 0.42. Borrowings under the revolving credit facilities will be secured by certain of our assets until our long-term senior unsecured debt is rated BBB or higher (stable outlook) by Standard & Poor’s and Baa2 or higher (stable outlook) by Moody’s Investors Service.

      To the extent that the aggregate principal amount of all secured indebtedness exceeds 5% of the consolidated net tangible assets of Halliburton and its subsidiaries, all collateral will be shared pro rata with holders of Halliburton’s 8.75% debentures due 2021, 3.125% convertible senior notes due 2023, senior notes due 2005, 5.5% senior notes due 2010, medium-term notes, 7.6% debentures due 2096, senior notes issued in January 2004 due 2007 and any other new issuance to the extent that the issuance contains a requirement that the holders thereof be equally and ratably secured with Halliburton’s other secured creditors. At December 31, 2004, 5% of our consolidated net tangible assets as calculated based on the agreement was $392 million, and the total aggregate amount of our secured debt outstanding was approximately $50 million.

Business Environment and Results of Operations

      We currently operate in over 100 countries throughout the world, providing a comprehensive range of discrete and integrated products and services to the energy industry and to other industrial and governmental customers. The majority of our consolidated revenue is derived from the sale of services and products, including engineering and construction activities. We sell services and products primarily to major, national, and independent oil and gas companies and the United States government. The products and services provided to the major national, and independent oil and gas companies are used throughout the energy industry from the earliest phases of exploration, development, and production of oil and gas resources through refining, processing, and marketing. Our six business segments are organized around how we manage the business: Production Optimization, Fluid Systems, Drilling and Formation Evaluation, Digital and Consulting Solutions, Government and Infrastructure, and Energy and Chemicals. We refer to the combination of Production Optimization, Fluid Systems, Drilling and Formation Evaluation, and Digital and Consulting Solutions segments as the Energy Services Group, and the combination of Government and Infrastructure and Energy and Chemicals as KBR.

      The industries we serve are highly competitive with many substantial competitors for each segment. In 2004, based upon the location of the services provided and products sold, 26% of our consolidated revenue was from Iraq, primarily related to our work for the United States government, and 22% of our consolidated revenue was from the United States. In 2003, 27% of our consolidated revenue was from the United States and 15% of our consolidated revenue was from Iraq. No other country accounted for more than 10% of our revenue during these periods.

      Operations in some countries may be adversely affected by unsettled political conditions, acts of terrorism, civil unrest, force majeure, war or other armed conflict, expropriation or other governmental actions, inflation, exchange controls, or currency devaluation. Except for our government services work in Iraq discussed above, we believe the geographic diversification of our business activities reduces the risk that loss of operations in any one country would be material to our consolidated results of operations.

Halliburton Company

      Activity levels within our business segments are significantly impacted by the following:

•	spending on upstream exploration, development, and production programs by major, national, and independent oil and gas companies;

•	capital expenditures for downstream refining, processing, petrochemical, and marketing facilities by major, national, and independent oil and gas companies; and

•	government spending levels.

      Also impacting our activity is the status of the global economy, which indirectly impacts oil and gas consumption, demand for petrochemical products, and investment in infrastructure projects.

Energy Services Group

      Some of the more significant barometers of current and future spending levels of oil and gas companies are oil and gas prices, exploration and production activities by international and national oil companies, the world economy, and global stability, which together drive worldwide drilling activity. Our Energy Services Group financial performance is significantly affected by oil and gas prices and worldwide rig activity which are summarized in the following tables. This table shows the average oil and gas prices for West Texas Intermediate crude oil and Henry Hub natural gas prices:

Average Oil and Gas Prices	2004	2003	2002

West Texas Intermediate oil prices (dollars per barrel)	$41.31	$31.14	$25.92
Henry Hub gas prices (dollars per million cubic feet)	$5.85	$5.63	$3.33

      The yearly average rig counts based on the Baker Hughes Incorporated rig count information are as follows:

Average Rig Counts	2004	2003	2002

Land vs. Offshore
United States:
Land	1,093	924	718
Offshore	97	108	113

Total	1,190	1,032	831

Canada:
Land	365	368	260
Offshore	4	4	6

Total	369	372	266

International (excluding Canada):
Land	594	544	507
Offshore	242	226	225

Total	836	770	732

Worldwide total	2,395	2,174	1,829

Land total	2,052	1,836	1,485

Offshore total	343	338	344

Average Rig Counts	2004	2003	2002

Oil vs. Gas
United States:
Oil	165	157	137
Gas	1,025	875	694

Total	1,190	1,032	831

*Canada:	369	372	266

International (excluding Canada):
Oil	648	576	561
Gas	188	194	171

Total	836	770	732

Worldwide total	2,395	2,174	1,829

*	Canadian rig counts by oil and gas were not available.

      Our customers’ cash flows, in many instances, depend upon the revenue they generate from sale of oil and gas. With higher prices, they may have more cash flow, which usually translates into higher exploration and production budgets. Higher prices may also mean that oil and gas exploration in marginal areas can become attractive, so our customers may consider investing in such properties when prices are high. When this occurs, it means more potential work for us. The opposite is true for lower oil and gas prices.

      Over 2004, oil prices trended upward to over $50 per barrel in October due to low petroleum inventory levels in the United States and Organization for Economic Cooperation and Development countries, uncertainties caused by potential disruption of crude supplies in Iraq, Russia, Saudi Arabia, Nigeria, Norway, and Venezuela, and increased demand in the United States and Asia markets reflecting improved year-over-year economies. Since October, prices have retreated somewhat as the Organization of the Petroleum Exporting Countries increased production in order to restock low inventories, and more than half of the production capacity that was closed because of Hurricane Ivan in September has been reopened. On average, natural gas prices in 2004 gained some ground compared to the already-elevated prices of 2003. As high oil costs have promoted switching to natural gas as a fuel substitute, demand for natural gas has strengthened. Thus, higher petroleum prices have lifted natural gas prices, despite the fact that natural gas in storage is at the upper end of the five-year average. Additionally, there are still large volumes of Gulf Coast gas supply which remain offline due to Hurricane Ivan damage.

      Most of our work in the Energy Services Group closely tracks the number of active rigs. As rig count increases or decreases, so does the total available market for our services and products. Further, our margins associated with services and products for offshore rigs are generally higher than those associated with land rigs.

      Heightened demand coupled with high petroleum and natural gas prices in 2004 contributed to a 10% increase in average worldwide rig count compared to 2003. This increase was primarily driven by the United States rig count, which grew 15% year-over-year. Land gas drilling in the United States rose sharply, as gas prices remained high due to economic demand growth, severe weather disruptions in the Gulf of Mexico, and higher fuel oil prices that discouraged switching to a lower-priced fuel source to minimize cost. Average Canadian rig counts remained relatively flat year-over-year. Outside of North America, average rig counts increased in Latin America, Asia Pacific, and the Middle East, with the entire increase related to oil production. In Europe, where average rig counts declined compared to 2003, oil company dissatisfaction with high operating costs and inconsistent government policies impeded exploration and production recovery.

      It is common practice in the United States oilfield services industry to sell services and products based on a price book and then apply discounts to the price book based upon a variety of factors. The discounts applied typically increase to partially or substantially offset price book increases in the weeks immediately following a price increase. The discount applied normally decreases over time if the activity levels remain strong. During periods of reduced activity, discounts normally increase, reducing the net revenue for our services and conversely, during periods of higher activity, discounts normally decline resulting in net revenue increasing for our services.

      In May 2004, we implemented United States price book increases ranging between 5% and 8%, followed in October by an 11% United States price book increase in our pumping services. We worked diligently to minimize the impact of inflationary pressures in our cost base in 2004 and are maintaining a steady focus on capital discipline. Consequently, we expect to realize continued benefits of these price book increases in 2005.

      We have made a decision to be very selective about pursuing turn-key drilling projects in the future. As has been experienced within the energy services industry, these types of projects are inherently risky and may not provide sufficient upside to offset this risk.

      Overall outlook. Strong growth in the demand for oil worldwide, particularly in China, India, and other developing countries, is generally cited as the driving force behind the sharp oil price increases seen over the past three years. The single most important factor behind high prices in 2004 was the largest annual gain in world oil demand since 1978. The Energy Information Administration forecasts world petroleum demand growth for 2005-2006 to remain strong but down from the demand growth seen in 2004.

      Based on its exploration and production expenditure survey for 2005, Lehman Brothers expects worldwide exploration and production spending in 2005 to increase over 2004 spending, predominantly in the United States and Canada. Spears and Associates predicted that operators as a group will increase their activity in terms of rigs, wells, and footage in the range of 4% to 6% in most regions in 2005. Spears and Associates forecasted a 4% increase in United States rigs, with a 5% rise offshore. Thus, the three-year downturn in the United States offshore rig count is expected to end in 2005. International drilling activity is predicted to turn in another solid year of growth in 2005, with Spears and Associates projecting a 5% increase in international rig count.

      We are well-positioned in the strong growth sectors noted above. In pressure pumping, we have a leading share of the United States onshore gas market. We are also well-positioned in the offshore segments that could experience a rebound over the next several quarters, particularly the deepwater Gulf of Mexico. Furthermore, given the tightness of service company capacity, customers are increasingly seeking to secure oilfield services with longer-term contracts. In the fourth quarter of 2004, we won a series of major contracts onshore in the United States gas sector, and internationally in Russia, Algeria, and the Middle East.

      Finally, technology is an important aspect of our business, and we have focused on improving the development and introduction of new technologies. In 2004, we realized growth in our new product and service sales. In 2005, we expect to continue to invest in technology at the same level as 2004.

KBR

      KBR provides a wide range of services to energy and industrial customers and government entities worldwide. KBR projects are generally longer term in nature than our Energy Services Group work and are impacted by more diverse drivers than short term fluctuations in oil and gas prices and drilling activities.

      Effective October 1, 2004, we restructured KBR into two segments, Government and Infrastructure and Energy and Chemicals. As a result of the reorganization and in a continued effort to better position KBR for the future, we made several strategic organizational changes. We eliminated certain internal expenditures; we refocused our research and development expenditures with emphasis on the more profitable liquefied natural gas (LNG) market; and, we took appropriate steps to streamline the entire organization. We expect to yield between $80 million and $100 million in annual savings due to our reorganization.

      In our Government and Infrastructure segment, our government services work is forecasted to grow in all regions, with United States government spending in Iraq outpacing other markets. Our work in Iraq continues to be our largest revenue contributor within this segment. We continue to make progress with our LogCAP, RIO, and PCO Oil South customers on definitizing our cost proposals. Going forward, we expect activity in Iraq to decline, but not as much as we had previously anticipated.

      Within our Energy and Chemicals segment, the major focus is on our gas monetization work. Forecasted LNG market growth remains strong in a range of 7% to 10% annual growth through 2010, with demand indicated to double in the period through 2015. Significant numbers of new LNG liquefaction plant and LNG receiving terminal projects are proposed worldwide and are in various stages of development. Committed LNG liquefaction engineering, procurement, and construction projects are now yielding substantial growth in worldwide LNG liquefaction capacity. This trend is expected to continue through 2007 and beyond.

      Outsourcing of operations and maintenance work by industrial and energy companies has been increasing worldwide. Even greater opportunities in this area are anticipated as the aging infrastructure in United States refineries and chemical plants require more maintenance and repairs to minimize production downtime. More stringent industry safety standards and environmental regulations also tend to lead to higher maintenance standards and costs.

      Contract structure. Engineering and construction contracts can be broadly categorized as either cost-reimbursable or fixed-price, sometimes referred to as lump sum. Some contracts can involve both fixed-price and cost-reimbursable elements. Fixed-price contracts are for a fixed sum to cover all costs and any profit element for a defined scope of work. Fixed-price contracts entail more risk to us as we must predetermine both the quantities of work to be performed and the costs associated with executing the work.

      Cost-reimbursable contracts include contracts where the price is variable based upon actual costs incurred for time and materials, or for variable quantities of work priced at defined unit rates. Profit elements on cost-reimbursable contracts may be based upon a percentage of costs incurred and/or a fixed amount. Cost-reimbursable contracts are generally less risky, since the owner retains many of the risks. While fixed-price contracts involve greater risk, they also are potentially more profitable for the contractor, since the owners pay a premium to transfer many risks to the contractor.

      The approximate percentages of revenue attributable to fixed-price and cost-reimbursable contracts within KBR are as follows:

		Cost-
	Fixed-Price	Reimbursable

2004	17%	83%
2003	24%	76%
2002	47%	53%

      The increase in percentage of revenue attributable to cost-reimbursable contracts over the past two years reflects increased revenue from our government services work in Iraq as well as our continuing strategy to move away from fixed-price contracts within our Energy and Chemical segment.

      We have two remaining major fixed-price engineering, procurement, installation, and commissioning, or EPIC, offshore projects. As of December 31, 2004, they are substantially complete.

      The reshaping of our offshore business away from lump-sum EPIC contracts to cost reimbursement services has been marked by some significant new work. During the first quarter of 2004 we signed a major reimbursable engineering, procurement, and construction management, or EPCM, contract for a West African oilfield development. This is a major award under our new EPCM strategy. We are also pursuing program management opportunities in deepwater locations around the world. These efforts, implemented under our new strategy, are allowing us to utilize our global resources to continue to be a leader in the offshore business.

Results of Operations in 2004 Compared to 2003

			Increase/	Percentage
Revenue:	2004	2003	(Decrease)	Change

	Millions of dollars
Production Optimization	$3,303	$2,758	$545	20%
Fluid Systems	2,324	2,039	285	14
Drilling and Formation Evaluation	1,782	1,643	139	8
Digital and Consulting Solutions	589	555	34	6

Total Energy Services Group	7,998	6,995	1,003	14

Government and Infrastructure	9,393	5,417	3,976	73
Energy and Chemicals	3,075	3,859	(784)	(20)

Total KBR	12,468	9,276	3,192	34

Total revenue	$20,466	$16,271	$4,195	26%

Geographic — Energy Services Group segments only:
Production Optimization:
North America	$1,694	$1,337	$357	27%
Latin America	335	317	18	6
Europe/ Africa	695	562	133	24
Middle East/ Asia	579	542	37	7

Subtotal	3,303	2,758	545	20

Fluid Systems:
North America	1,104	990	114	12
Latin America	338	258	80	31
Europe/ Africa	502	452	50	11
Middle East/ Asia	380	339	41	12

Subtotal	2,324	2,039	285	14

Drilling and Formation Evaluation:
North America	610	558	52	9
Latin America	281	261	20	8
Europe/ Africa	344	312	32	10
Middle East/ Asia	547	512	35	7

Subtotal	1,782	1,643	139	8

Digital and Consulting Solutions:
North America	201	200	1	1
Latin America	128	71	57	80
Europe/ Africa	124	116	8	7
Middle East/ Asia	136	168	(32)	(19)

Subtotal	589	555	34	6

Total Energy Services Group revenue by region:
North America	3,609	3,085	524	17
Latin America	1,082	907	175	19
Europe/ Africa	1,665	1,442	223	15
Middle East/ Asia	1,642	1,561	81	5

Total Energy Services Group revenue	$7,998	$6,995	$1,003	14%

			Increase/	Percentage
Operating Income (Loss):	2004	2003	(Decrease)	Change

	Millions of dollars
Production Optimization	$633	$413	$220	53%
Fluid Systems	348	251	97	39
Drilling and Formation Evaluation	225	177	48	27
Digital and Consulting Solutions	60	(15)	75	NM

Total Energy Services Group	1,266	826	440	53

Government and Infrastructure	84	194	(110)	(57)
Energy and Chemicals	(426)	(225)	(201)	(89)
Shared KBR	—	(5)	5	100

Total KBR	(342)	(36)	(306)	NM

General corporate	(87)	(70)	(17)	(24)

Operating income	$837	$720	$117	16%

Geographic — Energy Services Group segments only:
Production Optimization:
North America	$376	$194	$182	94%
Latin America	56	75	(19)	(25)
Europe/ Africa	99	52	47	90
Middle East/ Asia	102	92	10	11

Subtotal	633	413	220	53

Fluid Systems:
North America	186	104	82	79
Latin America	55	52	3	6
Europe/ Africa	61	48	13	27
Middle East/ Asia	46	47	(1)	(2)

Subtotal	348	251	97	39

Drilling and Formation Evaluation:
North America	102	60	42	70
Latin America	24	30	(6)	(20)
Europe/ Africa	31	30	1	3
Middle East/ Asia	68	57	11	19

Subtotal	225	177	48	27

Digital and Consulting Solutions:
North America	58	(52)	110	212
Latin America	(5)	8	(13)	(163)
Europe/ Africa	(5)	17	(22)	(129)
Middle East/ Asia	12	12	—	—

Subtotal	60	(15)	75	NM

Total Energy Services Group operating income by region:
North America	722	306	416	136
Latin America	130	165	(35)	(21)
Europe/ Africa	186	147	39	27
Middle East/ Asia	228	208	20	10

Total Energy Services Group operating income	$1,266	$826	$440	53%

NM — Not Meaningful

      The increase in consolidated revenue in 2004 compared to 2003 was largely attributable to activity in our government services projects, primarily in the Middle East, and to increased sales of our Energy Services Group products and services as a result of the overall increase in worldwide rig counts. International revenue was 78% of consolidated revenue in 2004 and 73% of consolidated revenue in 2003, with the increase attributable to our government services projects abroad. Revenue from the United States Government for all geographic areas was approximately $8.0 billion or 39% of consolidated revenue in 2004 compared to $4.2 billion or 26% of consolidated revenue in 2003.

      The increase in consolidated operating income was primarily due to stronger performance in our Energy Services Group resulting from favorable changes in oil and gas prices, which increased worldwide rig counts, and pricing improvements in the United States in the current year. The table below provides significant items included in segment operating income.

	Years Ended
	December 31

	2004	2003

	Millions of dollars
Production Optimization:
Surface well testing gain on sale	$54	$—
HMS gain on sale	—	24
Drilling and Formation Evaluation:
Mono Pumps gain on sale	—	36
Digital and Consulting Solutions:
Integrated solutions project losses in Mexico	(33)	—
Anglo-Dutch lawsuit	13	(77)
Intellectual property settlement	(11)	—
Wellstream loss on sale	—	(15)
Government and Infrastructure:
Restructuring charge	(12)	—
Energy and Chemicals:
Barracuda-Caratinga project loss	(407)	(238)
Restructuring charge	(28)	—

      In 2004, Iraq-related work contributed approximately $7.1 billion to consolidated revenue and $78 million to consolidated operating income, a 1.1% margin before corporate costs and taxes.

      Following is a discussion of our results of operations by reportable segment.

      Production Optimization increase in revenue compared to 2003 was largely attributable to production enhancement services, which yielded $430 million in higher revenue. This was driven by a higher average land gas rig count and price increases in the United States, increased activity in Canada and Russia, and increases in pipeline process services and hydraulic workover activity in the United Kingdom. Completion tools and services activities contributed $59 million to the segment revenue increase on improved activity in the Middle East/ Asia and Europe/ Africa regions. WellDynamics contributed $49 million to segment revenue, driven by the consolidation of the joint venture during the first quarter of 2004 and increased demand for intelligent well completions services in the Middle East and North America. Prior to 2004, WellDynamics was accounted for under the equity method in the Digital and Consulting Solutions segment. The segment’s improved revenue was partially offset by a significant reduction in sand control and completions activity in Nigeria and a $32 million decline compared to 2003 in revenue from our surface well testing operations sold in the third quarter of 2004. International revenue was 54% of total segment revenue in 2004 compared to 56% in 2003.

      The increase in Production Optimization operating income for 2004 compared to 2003 was primarily driven by the higher production enhancement revenues described above, which contributed $155 million.

Completion tools and services activities increase of $17 million primarily reflects higher sales of completions and sand control services in the United Kingdom and Norway and a more favorable product mix in Eurasia and Saudi Arabia, offset by a significant reduction in sand control tool sales in Nigeria in the current year. Included in the results were gains of $24 million from the sale of Halliburton Measurement Systems in the second quarter of 2003 and $54 million from the sale of our surface well testing operations in the third and fourth quarters of 2004. Segment results for 2003 also included a $9 million equity loss from our Subsea 7, Inc. joint venture, largely attributable to changes in estimated project costs and claims recoveries.

      Fluid Systems revenue increase in 2004 compared to 2003 was driven by a $177 million improvement in revenue from cementing activities, due primarily to increased land rig count and pricing improvements in the United States and start-up activity on recent contract awards in Mexico and Norway. Drilling fluids contributed $95 million to the segment revenue increase, resulting largely from new land work in Mexico and land rig growth in the United States and Canada. These increases in segment revenue were partially offset by significantly decreased activity in the Gulf of Mexico. International revenue was 58% of total segment revenue in 2004 compared to 56% in 2003.

      The Fluid Systems segment operating income increase compared to 2003 resulted from a cementing services increase of $68 million and drilling fluids increase of $22 million. These improved results occurred primarily in the United States due to increased land rig activity, improved pricing, and better utilization and cost management. Partially offsetting improved segment operating income in 2004 was a $17 million impact of reduced higher margin activity in the Gulf of Mexico. Included in 2003 results were equity losses of $7 million from the Enventure expandable casing joint venture, which did not reoccur in 2004. This joint venture is currently accounted for on a cost basis since reducing our ownership in the first quarter of 2004.

      Drilling and Formation Evaluation revenue improvement in 2004 compared to 2003 was driven by a $66 million increase in logging and perforating services due to higher land rig activity and pricing improvements in the United States and direct sales to China. Drilling services contributed $40 million to the segment revenue increase, resulting principally from new contracts in Norway and Brazil and higher activity in Canada, Venezuela, and Argentina. The increase in drilling services revenue was partially offset by a substantial decline in logging-while-drilling activity in the Gulf of Mexico. Drill bits sales increased $29 million, benefiting from increases in land rig activity, improved pricing, and better market penetration with fixed cutter and roller cone bits primarily in the United States, as well as sales growth in the Caspian Sea region and China. International revenue was 72% of total segment revenue in 2004 and in 2003.

      The increase in Drilling and Formation Evaluation segment operating income was due to improved results in drilling services, which benefited from a lower depreciation expense of $35 million in 2004 compared to 2003 primarily due to extending depreciable asset lives in the second quarter of 2004. Logging and perforating services contributed $33 million to the increase, due to improved pricing and land rig activity in the United States and direct sales in China. Drill bits contributed $12 million to improved segment results on higher revenue in the United States and the Caspian Sea region. Operating income for 2003 included a $36 million gain on the disposition of Mono Pumps in the first quarter of 2003.

      Digital and Consulting Solutions revenue increased in 2004 compared to 2003 primarily due to a $27 million increase in Landmark Graphics. During 2004, Landmark Graphics achieved its highest revenue since we acquired it. Software-related sales in Landmark Graphics increased in the current year due to strong acceptance of the new real-time (drilling) and GeoProbe offerings. The increase in segment revenue was partially offset by a decline in subsea operations in the first half of 2004 and the absence of $11 million of revenue from Wellstream prior to the sale of this business in the first quarter of 2003. International revenue was 69% of total segment revenue in 2004 compared to 67% in 2003.

      Segment operating income increased $75 million from a loss position in 2003. This segment recorded a $77 million charge related to the Anglo-Dutch lawsuit in the third quarter of 2003 and a $15 million loss on the disposition of Wellstream in the first quarter of 2003. For 2004, results were positively impacted by a $13 million release of legal liability accruals in the first quarter of 2004 pertaining to the April 2004

Anglo-Dutch settlement and increased integrated solutions operating income stemming from higher commodity prices. The increase in the segment was partially offset by a $33 million loss recorded in the fourth quarter of 2004 on two integrated solutions projects in Mexico. The loss resulted from operational start-up and subsurface problems on the initial wells, third-party and other cost increases, increased drilling times, and a work stoppage due to community blockage. The charge reflects the estimated total project loss through completion of the drilling program in mid-2006. Segment results for 2004 also included an $11 million charge for an intellectual property settlement.

      Government and Infrastructure revenue increased $4.0 billion compared to 2003. The increase was primarily due to $3.7 billion higher revenue from government services contracts in the Middle East. Activities in the DML shipyard projects also contributed $108 million to increased revenue in 2004 compared to 2003.

      The Government and Infrastructure operating income decrease resulted from $94 million in write-downs on infrastructure projects in Europe and Africa, a government project in Afghanistan, completion of the construction phase of a rail project in Australia, and reduction in activities in the government project in the Balkans. Current year results were also impacted by a restructuring charge of $12 million due to the reorganization of KBR. The charge related to personnel termination benefits. Partially offsetting the decreases was an increase in income of $14 million from Iraq-related activities primarily due to the LogCAP contract.

      Energy and Chemicals decrease in revenue compared to 2003 was primarily due to lower revenue of $1.1 billion on the Barracuda-Caratinga project in Brazil, the Belanak project in Indonesia, completion of refining facilities in the United States, gas projects in Africa, offshore projects in Mexico, and a hydrocarbon project in Europe. The decrease was partially offset by higher revenue of $391 million on refining projects in Canada, an olefins project in the United States, operations and maintenance projects in the United States and the United Kingdom, and new offshore program management projects.

      The operating loss for the segment in 2004 primarily resulted from $407 million of losses on the Barracuda-Caratinga project in Brazil, $47 million of losses on a gas project in Africa, and $29 million of losses on the Belanak project in Indonesia. The losses recognized on the Barracuda-Caratinga project were primarily due to the agreement with Petrobras, higher cost estimates, schedule delays, and increased contingencies for the balance of the project until completion. Specifically, in the second quarter, with the integration phase of the Barracuda vessel we experienced a significant reduction in productivity and rework required from the vessel conversion. Also included in the 2004 results was a restructuring charge of $28 million due to the reorganization of KBR. The charge related to personnel termination benefits and asset impairments. Operating losses in 2004 were partially offset by a $59 million increase on an LNG project in Egypt, a refining project in Canada, operations and maintenance projects in the United States and United Kingdom, and new offshore program management projects. The operating loss for 2003 included losses recognized on the Barracuda-Caratinga project of $238 million and losses on a hydrocarbon project in Belgium.

      General corporate expenses for 2004 increased primarily due to a $7.5 million charge related to a settlement with the SEC, financing fees on outstanding credit facilities, Sarbanes-Oxley compliance expenses, and increased legal fees.

Nonoperating Items

      Interest expense increased $90 million in 2004 compared to 2003, due primarily to interest on $1.2 billion convertible notes issued in June 2003, $1.05 billion senior floating and fixed notes issued in October 2003, $500 million senior floating-rate notes issued in January 2004, and interest on tax deficiencies in Indonesia and Mexico.

      Interest income increased $14 million in 2004 compared to the same period in 2003, attributable to higher average daily cash balances during the year and interest on tax refunds in various jurisdictions.

      Loss from discontinued operations, net of tax in 2004 included, on a pretax basis, a $778 million charge for the revaluation of 59.5 million shares of Halliburton common stock to be contributed to the asbestos claimant trust as part of the proposed settlement, a $698 million charge related to the write-down of the asbestos and silica insurance receivable, a $44 million charge related to our October 2004 partitioning agreement, and an $11 million charge related to the delayed-draw term facility, which expired in June 2004. The remaining amount primarily consisted of professional and administrative fees related to various aspects of the proposed asbestos and silica settlement, accretion on the asbestos insurance receivables, and our October 2004 partitioning agreement. The loss from discontinued operations was $1.145 billion in 2003. The benefit for income taxes on discontinued operations was $180 million in 2004, compared to a provision of $6 million for 2003. We have established a valuation allowance against the deferred tax asset arising from the asbestos and silica charges to reflect the expected net tax benefit from the future deductions the charges will create. In 2004, we increased the valuation allowance by $449 million to a balance of $1.073 billion. The balance at the end of 2003 was $624 million.

      Cumulative effect of change in accounting principle, net for the year ended 2003 was an $8 million after-tax charge, or $0.02 per diluted share, related to our January 1, 2003 adoption of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets’ retirement costs. The asset retirement obligations primarily relate to the removal of leasehold improvements upon exiting certain lease arrangements and restoration of land associated with the mining of bentonite.

Results of Operations in 2003 Compared to 2002

			Increase/	Percentage
Revenue:	2003	2002	(Decrease)	Change

	Millions of dollars
Production Optimization	$2,758	$2,544	$214	8%
Fluid Systems	2,039	1,815	224	12
Drilling and Formation Evaluation	1,643	1,633	10	1
Digital and Consulting Solutions	555	844	(289)	(34)

Total Energy Services Group	6,995	6,836	159	2

Government and Infrastructure	5,417	1,539	3,878	252
Energy and Chemicals	3,859	4,197	(338)	(8)

Total KBR	9,276	5,736	3,540	62

Total revenue	$16,271	$12,572	$3,699	29%

Geographic — Energy Services Group segments only:
Production Optimization:
North America	$1,337	$1,254	$83	7%
Latin America	317	277	40	14
Europe/ Africa	562	556	6	1
Middle East/ Asia	542	457	85	19

Subtotal	2,758	2,544	214	8

Fluid Systems:
North America	990	934	56	6
Latin America	258	216	42	19
Europe/ Africa	452	381	71	19
Middle East/ Asia	339	284	55	19

Subtotal	2,039	1,815	224	12

Drilling and Formation Evaluation:
North America	558	549	9	2
Latin America	261	251	10	4
Europe/ Africa	312	344	(32)	(9)
Middle East/ Asia	512	489	23	5

Subtotal	1,643	1,633	10	1

Digital and Consulting Solutions:
North America	200	294	(94)	(32)
Latin America	71	102	(31)	(30)
Europe/ Africa	116	297	(181)	(61)
Middle East/ Asia	168	151	17	11

Subtotal	555	844	(289)	(34)

Total Energy Services Group revenue by region:
North America	3,085	3,031	54	2
Latin America	907	846	61	7
Europe/ Africa	1,442	1,578	(136)	(9)
Middle East/ Asia	1,561	1,381	180	13

Total Energy Services Group revenue	$6,995	$6,836	$159	2%

			Increase/	Percentage
Operating Income (Loss):	2003	2002	(Decrease)	Change

	Millions of dollars
Production Optimization	$413	$374	$39	10%
Fluid Systems	251	202	49	24
Drilling and Formation Evaluation	177	160	17	11
Digital and Consulting Solutions	(15)	(98)	83	85

Total Energy Services Group	826	638	188	29

Government and Infrastructure	194	75	119	159
Energy and Chemicals	(225)	(131)	(94)	(72)
Shared KBR	(5)	(629)	624	99

Total KBR	(36)	(685)	649	95

General corporate	(70)	(65)	(5)	(8)

Operating income (loss)	$720	$(112)	$832	NM

Geographic — Energy Services Group segments only:
Production Optimization:
North America	$194	$218	$(24)	(11)%
Latin America	75	41	34	83
Europe/ Africa	52	46	6	13
Middle East/ Asia	92	69	23	33

Subtotal	413	374	39	10

Fluid Systems:
North America	104	119	(15)	(13)
Latin America	52	33	19	58
Europe/ Africa	48	20	28	140
Middle East/ Asia	47	30	17	57

Subtotal	251	202	49	24

Drilling and Formation Evaluation:
North America	60	70	(10)	(14)
Latin America	30	29	1	3
Europe/ Africa	30	(6)	36	NM
Middle East/ Asia	57	67	(10)	(15)

Subtotal	177	160	17	11

Digital and Consulting Solutions:
North America	(52)	(208)	156	75
Latin America	8	5	3	60
Europe/ Africa	17	118	(101)	(86)
Middle East/ Asia	12	(13)	25	192

Subtotal	(15)	(98)	83	85

Total Energy Services Group operating income by region:
North America	306	199	107	54
Latin America	165	108	57	53
Europe/ Africa	147	178	(31)	(17)
Middle East/ Asia	208	153	55	36

Total Energy Services Group operating income	$826	$638	$188	29%

NM — Not Meaningful

      The increase in consolidated revenue for 2003 compared to 2002 was largely attributable to activity in our government services projects, primarily work in the Middle East. International revenue was 73% of total revenue in 2003 and 67% of total revenue in 2002, with the increase attributable to our government services projects. During 2003, the United States Government became a major customer of ours with total revenue of approximately $4.2 billion or 26% of consolidated revenue for 2003. Revenue from the United States Government during 2002 represented less than 10% of consolidated revenue. The consolidated operating income increase in 2003 compared to 2002 was largely attributable to our government services projects and the absence of the $644 million in asbestos and silica charges and restructuring charges that occurred in 2002. In addition, we recorded a loss on the Barracuda-Caratinga project of $238 million in 2003 as compared to a $117 million loss in 2002. Our Energy Services Group segments accounted for approximately $188 million of the increase in income.

      The table below provides significant items included in segment operating income.

	Years Ended
	December 31

	2003	2002

	Millions of dollars
Production Optimization:
HMS gain on sale	$24	$—
Drilling and Formation Evaluation:
Mono Pumps gain on sale	36	—
Digital and Consulting Solutions:
Anglo-Dutch lawsuit	(77)	—
Wellstream loss on sale	(15)	—
EMC gain on sale	—	108
Patent infringement lawsuit accrual	—	(98)
Restructuring charge	—	(64)
Bredero-Shaw impairment	—	(61)
Bredero-Shaw loss on sale	—	(18)
Government and Infrastructure:
Restructuring charge	—	(5)
Energy and Chemicals:
Barracuda-Caratinga project loss	(238)	(117)
Restructuring charge	—	(13)
Shared KBR:
Asbestos and silica liability accruals	(5)	(564)
Highlands receivable write-off	—	(80)
General corporate:
Insurance company demutualization	—	29
Restructuring charge	—	(25)

      In 2003, Iraq-related work contributed approximately $3.6 billion to consolidated revenue and $85 million to consolidated operating income, a 2.4% margin before corporate costs and taxes.

      Following is a discussion of our results of operations by reportable segment.

      Production Optimization increase in revenue was mainly attributable to production enhancement services, which increased $187 million compared to 2002, driven by higher activity in the Middle East following the end of the war in Iraq and increased rig count in Mexico and North America. In addition, completion tools and services activities increased $35 million compared to 2002 due primarily to increased land rig counts in North America, increased activity in Brazil due to higher activity with national and international oil companies in deepwater, and increased rig activity in Mexico. These increases were partially offset by lower activity in the Gulf of Mexico and the United Kingdom. The May 2003 sale of Halliburton Measurement Systems had a $24 million negative impact on segment revenue in 2003 compared to 2002. The improvement in revenue more than offset the $9 million in equity losses from the Subsea 7, Inc. joint venture. International revenue was 56% of segment revenue in 2003 compared to 53% in 2002 as activity picked up in the Middle East following the end of the war in Iraq.

      The Production Optimization operating income increase included a $24 million gain on the sale of Halliburton Measurement Systems in North America, offset by inventory write-downs.

      Fluid Systems increase in revenue was driven by drilling fluids sales increase of $101 million and cementing activities increase of $121 million compared to 2002. Cementing benefited from higher land rig counts in the United States. Both drilling fluids and cementing revenue benefited from increased activity in Mexico, primarily with PEMEX, which offset lower activity in Venezuela. Drilling fluids also benefited from price improvements on certain contracts in Europe/ Africa. International revenue was 56% of total revenue in 2003 compared to 52% in 2002.

      The Fluid Systems segment operating income increase was a result of drilling fluids increasing $29 million and cementing services increasing $24 million compared to 2002, partially offset by lower results of $4 million from Enventure. Drilling fluids benefited from higher sales of biodegradable drilling fluids and improved contract terms. Those benefits were partially offset by contract losses in the Gulf of Mexico and United States pricing pressures in 2003. Cementing operating income primarily increased in Middle East/ Asia due to collections on previously reserved receivables, certain start-up costs in 2002, and higher margin work. All regions showed improved segment operating income in 2003 compared to 2002, except North America, which was impacted by the decrease in activity from the higher margin offshore business in the Gulf of Mexico.

      Drilling and Formation Evaluation revenue was essentially flat. Logging and perforating services revenue increased $25 million, primarily due to higher average year-over-year rig counts in the United States and Mexico, partially offset by lower sales in China and reduced activity in Venezuela. Drill bits revenue increased $21 million, benefiting from the increased rig counts in the United States and Canada. Drilling services revenue for 2003 was negatively impacted by $79 million compared to 2002 due to the sale of Mono Pumps in January 2003. The remainder of drilling services revenue increased $34 million compared to 2002 as contracts that were expiring were more than offset by new contracts, primarily in West Africa, the Middle East and Ecuador. Also impacting drilling services were significant price discounts in the fourth quarter of 2003 on basic drilling services and rotary steerables in the United Kingdom. International revenue was 72% of total segment revenue in both 2003 and 2002.

      The increase in operating income for the segment was primarily driven by logging and perforating services, which increased operating income by $32 million, a result of increased rig counts internationally, lower discounts in the United States and the absence of start-up costs incurred in 2002. Operating income for 2003 also included a $36 million gain ($24 million in North America and $12 million in Europe/ Africa) on the sale of Mono Pumps. Operating income for drilling services decreased by $49 million and $9 million for drill bits compared to 2002 due to lower activity in Venezuela, pricing pressures in the United States, severance expense, and facility consolidation expenses. Drilling services operating income for 2003 was negatively impacted by $5 million compared to 2002 due to the sale of Mono Pumps.

      Digital and Consulting Solutions decrease in revenue compared to 2002 was primarily due to the contribution of most of the assets of Halliburton Subsea to Subsea 7, Inc., which beginning in May 2002 was reported on the equity basis. This accounted for approximately $200 million of the decrease. The sale of Wellstream in March 2003 also contributed $49 million to the decrease. Revenue for Landmark Graphics was down $13 million compared to 2002 due to the general weakness in information technology spending. International revenue was 67% of segment revenue in 2003 compared to 74% in 2002. The decrease is the result of the contribution of the Halliburton Subsea assets to Subsea 7, Inc., which mainly conducts operations in the North Sea.

      Segment operating loss was $15 million in 2003 compared to a loss of $98 million in 2002. Included in 2003 were a $15 million loss on the sale of Wellstream ($11 million in North America and $4 million in Europe/ Africa) and a $77 million charge related to the October 2003 verdict in the Anglo-Dutch lawsuit, which impacted North America results. The significant items affecting operating income in 2002 included:

•	$108 million gain on the sale of European Marine Contractors Ltd. in Europe/ Africa;

•	$98 million charge for BJ Services patent infringement lawsuit accrual in North America;

•	$79 million loss on the impairment of our 50% equity investment in the Bredero-Shaw joint venture in North America; and

•	$64 million in expense related to restructuring charges ($51 million in North America, $3 million in Latin America, $7 million in Europe/ Africa, and $3 million in Middle East/ Asia).

      Government and Infrastructure increase in revenue compared to 2002 was due to increased activity in Iraq for the United States government, and, to a lesser extent, a $264 million increase on other government projects.

      Government and Infrastructure operating income improvement in 2003 was due to government-related activities, partially stemming from operations in the Middle East for Iraq-related work and a $14 million increase in income from other government projects.

      Energy and Chemicals decrease in revenue compared to 2002 was due to lower revenue earned on the Barracuda-Caratinga project in Brazil and a $111 million decrease on industrial services projects in the United States and production services projects globally. Partially offsetting the revenue decrease was a $161 million increase on LNG and oil and gas projects in Africa.

      The operating loss for the segment was $225 million in 2003 compared to an operating loss of $131 million in 2002. The operating loss in 2003 included losses recognized on the Barracuda-Caratinga project of $238 million and losses on a hydrocarbon project in Belgium. Partially offsetting these losses were income from liquefied natural gas projects in Africa. Included in the 2002 results were a loss on the Barracuda-Caratinga project of $117 million and $13 million of restructuring charges.

      Shared KBR in 2002 included a charge of $564 million related to the asbestos- and silica-related liabilities and a charge of $80 million to write-off our receivable from Highlands Insurance Company to cover asbestos claims (see Note 11 to our consolidated financial statements).

      General corporate in 2002 included a $29 million pretax gain for the value of stock received from the demutualization of an insurance provider, partially offset by 2002 restructuring charges of $25 million. The higher 2003 expenses also relate to preparations for the certifications required under Section 404 of the Sarbanes-Oxley Act.

Nonoperating Items

      Interest expense increased $26 million in 2003 compared to 2002. The increase was due primarily to $30 million in interest on the $1.2 billion convertible notes issued in June 2003 and the $1.05 billion senior floating and fixed notes issued in October 2003. The increase was partially offset by $5 million in pre-judgment interest recorded in 2002 related to the BJ Services patent infringement judgment and $296 million of scheduled debt repayments in 2003.

      Foreign currency losses, net for 2003 included gains in Canada offset by losses in the United Kingdom and Brazil. Losses in 2002 were due to negative developments in Brazil, Argentina, and Venezuela.

      Provision for income taxes of $234 million resulted in an effective tax rate on continuing operations of 38.2% in 2003. The provision was $80 million in 2002 on a net loss from continuing operations. The inclusion of asbestos accruals in continuing operations for 2002 was the primary cause of the unusual 2002 effective tax rate on continuing operations. There are no asbestos charges or related tax accruals included in continuing operations for 2003. Our impairment loss on Bredero-Shaw during 2002 could not be benefited for tax purposes due to book and tax basis differences in that investment and the limited benefit generated by a capital loss carryback. However, due to changes in circumstances regarding prior years, we are now able to carry back a portion of the capital loss, which resulted in an $11 million benefit in 2003.

      Loss from discontinued operations, net of tax of $1.2 billion in 2003 was due to the following:

•	asbestos and silica liability was increased to reflect the full amount of the proposed settlement as a result of the Chapter 11 proceeding;

•	charges related to our July 2003 funding of $30 million for the debtor-in-possession financing to Harbison-Walker in connection with its Chapter 11 proceedings that was expected to be forgiven by Halliburton on the earlier of the effective date of a plan of reorganization for DII Industries or the effective date of a plan of reorganization for Harbison-Walker acceptable to DII Industries;

•	$10 million allowance for an estimated portion of uncollectible amounts related to the insurance receivables purchased from Harbison-Walker;

•	professional fees associated with the due diligence, printing, and distribution cost of the disclosure statement and other aspects of the proposed settlement for asbestos and silica liabilities; and

•	a release of environmental and legal reserves related to indemnities that were part of our disposition of the Dresser Equipment Group and were no longer needed.

      The loss of $652 million in 2002 was due primarily to charges recorded for asbestos and silica liabilities and a $40 million payment associated with the Harbison-Walker Chapter 11 filing.

      The provision for income taxes on discontinued operations was $6 million in 2003 compared to a tax benefit of $154 million in 2002. We have established a valuation allowance against the deferred tax asset arising from the asbestos and silica charges to reflect the expected net tax benefit from the future deductions the charges will create. In 2003, we increased the valuation allowance by $391 million to a balance of $624 million. The balance at the end of 2002 was $233 million.

      Cumulative effect of change in accounting principle, net was an $8 million after-tax charge, or $0.02 per diluted share, related to our January 1, 2003 adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets’ retirement costs. The asset retirement obligations primarily relate to the removal of leasehold improvements upon exiting certain lease arrangements and restoration of land associated with the mining of bentonite.

Critical Accounting Estimates

      The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our judgments about future events and related estimations and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective, or complex estimates and assessments and is fundamental to our results of operations. We identified our most critical accounting estimates to be:

•	percentage-of-completion accounting for contracts to provide construction, engineering, design, or similar services;

•	accounting for government contracts;

•	allowance for bad debts;

•	forecasting our effective tax rate, including our future ability to utilize foreign tax credits and the realizability of deferred tax assets; and

•	legal and investigation matters.

      We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this report.

      We have discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosure presented below.

Percentage of completion

      Revenue from contracts to provide construction, engineering, design or similar services, almost all of which relates to KBR, is reported on the percentage-of-completion method of accounting. This method of accounting requires us to calculate job profit to be recognized in each reporting period for each job based upon our predictions of future outcomes, which include:

•	estimates of the total cost to complete the project;

•	estimates of project schedule and completion date;

•	estimates of the percentage the project is complete; and

•	amounts of any probable unapproved claims and change orders included in revenue.

      At the outset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Risks relating to service delivery, usage, productivity, and other factors are considered in the estimation process. Our project personnel periodically evaluate the estimated costs, claims, change orders, and percentage of completion at the project level. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of contract revenue, change orders, and claims, less costs incurred and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit times the current percentage complete for the contract.

      When calculating the amount of total profit or loss on a long-term contract, we include unapproved claims as revenue when the collection is deemed probable based upon the four criteria for recognizing unapproved claims under the American Institute of Certified Public Accountants Statement of Position 81-1 (SOP 81-1), “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Including probable unapproved claims in this calculation increases the operating income (or reduces the operating loss) that would otherwise be recorded without consideration of the probable unapproved claims. Probable unapproved claims are recorded to the extent of costs incurred and include no profit element. In all cases, the probable unapproved claims included in determining contract profit or loss are less than the actual claim that will be or has been presented to the customer. We are actively engaged in claims negotiations with our customers, and the success of claims negotiations have a direct impact on the profit or loss recorded for any related long-term contract. Unsuccessful claims negotiations could result in decreases in estimated contract profits or additional contract losses, and successful claims negotiations could result in increases in estimated contract profits or recovery of previously recorded contract losses.

      At least quarterly, significant projects are reviewed in detail by senior management. We have a long history of dealing with multiple types of projects and in preparing cost estimates. However, there are many factors that impact future costs, including but not limited to weather, inflation, labor and community disruptions, timely availability of materials, productivity, and other factors as outlined in our “Forward-Looking Information and Risk Factors.” These factors can affect the accuracy of our estimates and materially impact our future reported earnings. In the past, we have incurred substantial losses on projects that were not initially projected, including our Barracuda-Caratinga project (see “Barracuda-Caratinga Project” for further discussion).

Accounting for government contracts

      Most of the services provided to the United States government are governed by cost-reimbursable contracts. Services under our LogCAP, RIO, PCO Oil South, and Balkans support contracts are examples of these types of arrangements. Generally, these contracts contain both a base fee (a fixed profit percentage applied to our actual costs to complete the work) and an award fee (a variable profit percentage applied to definitized costs, which is subject to our customer’s discretion and tied to the specific performance measures defined in the contract, such as adherence to schedule, health and safety, quality of work, responsiveness, cost performance, and business management).

      Base fee revenue is recorded at the time services are performed, based upon actual project costs incurred, and include a reimbursement fee for general, administrative, and overhead costs. The general, administrative, and overhead cost reimbursement fees are estimated periodically in accordance with government contract accounting regulations and may change based on actual costs incurred or based upon the volume of work performed. Revenue may be reduced for our estimate of costs that may be categorized as disputed or unallowable as a result of cost overruns or the audit process.

      Award fees are generally evaluated and granted periodically by our customer. For contracts entered into prior to June 30, 2003, award fees are recognized during the term of the contract based on our estimate of amounts to be awarded. Once award fees are granted and task orders underlying the work are definitized, we adjust our estimate of award fees to actual amounts earned. Our estimates are often based on our past award experience for similar types of work. We have been receiving award fees on the Balkans project since 1995, and our estimates for award fees for this project have generally been accurate in the periods presented. We are in the initial stages of the award fees process for the RIO and LogCAP projects and, therefore, these estimates are made with less history, and the controversial nature of these contracts may cause actual awards to vary significantly from past experience.

      As a result of our adoption of Emerging Issues Task Force Issue No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables,” for contracts entered into subsequent to June 30, 2003 (such as PCO Oil South), we do not recognize award fees for contracts containing multiple deliverables based on estimates. Instead, they are recognized only when definitized and awarded by the customer. Also, for service-only contracts, award fees are recognized only when awarded by the customer. Award fees on government construction contracts are recognized during the term of the contract based on our estimate of the amount of fees to be awarded.

      Similar to many cost-reimbursable contracts, these government contracts are typically subject to audit and adjustment by our customer. Each contract is unique; therefore, the level of confidence in our estimates for audit adjustments varies depending on how much historical data we have with a particular contract. Further, the significant size and controversial nature of the RIO and LogCAP contracts may cause actual awards to vary significantly from past experience.

      The estimates employed in our accounting for government contracts affect our Government and Infrastructure segment.

Allowance for bad debts

      We evaluate our accounts receivable through a continuous process of assessing our portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, financial condition of our customers, and other factors such as whether the receivables involve retentions or billing disputes. We also consider the economic environment of our customers, both from a marketplace and geographic perspective, in evaluating the need for an allowance. Based on our review of these factors, we establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. This process involves a high degree of judgment and estimation, and frequently involves significant dollar amounts. Accordingly, our results of operations can be affected by adjustments to the allowance due to actual write-offs that differ from estimated amounts. Our estimates of allowances for bad debts have historically been accurate. Over the last five years, our estimates of allowances for bad debts, as a percentage of notes and accounts receivable before the allowance, have ranged from 4.0% to 6.0%. At December 31, 2004, allowance for bad debts totaled $127 million or 4.3% of notes and accounts receivable before the allowance, and at December 31, 2003, allowance for bad debts totaled $175 million or 5.7% of notes and accounts receivable before the allowance. A 1% change in our estimate of the collectibility of our notes and accounts receivable balance as of December 31, 2004 would have resulted in a $30 million adjustment to 2004 total operating costs and expenses.

Income tax accounting

      We account for our income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires the recognition of the amount of taxes payable or refundable for the current year and an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We apply the following basic principles in accounting for our income taxes:

•	a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year;

•	a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards;

•	the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law, and the effects of potential future changes in tax laws or rates are not considered; and

•	the value of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

      We determine deferred taxes separately for each tax-paying component (an entity or a group of entities that is consolidated for tax purposes) in each tax jurisdiction. That determination includes the following procedures:

•	identifying the types and amounts of existing temporary differences;

•	measuring the total deferred tax liability for taxable temporary differences using the applicable tax rate;

•	measuring the total deferred tax asset for deductible temporary differences and operating loss carryforwards using the applicable tax rate;

•	measuring the deferred tax assets for each type of tax credit carryforward; and

•	reducing the deferred tax assets by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

      Our methodology for recording income taxes requires a significant amount of judgment in the use of assumptions and estimates. Additionally, we use forecasts of certain tax elements such as taxable income and foreign tax credit utilization, as well as evaluate the feasibility of implementing tax planning strategies. Given the inherent uncertainty involved with the use of such variables, there can be significant variation between anticipated and actual results. Unforeseen events may significantly impact these variables, and changes to these variables could have a material impact on our income tax accounts related to both continuing and discontinued operations.

      We have operations in more than 100 countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including income actually earned, income deemed earned, and revenue-based tax withholding. The final determination of our tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction. Changes in the operating environment, including changes in tax law and currency/repatriation controls, could impact the determination of our tax liabilities for a tax year.

      Tax filings of our subsidiaries, unconsolidated affiliates, and related entities are routinely examined in the normal course of business by tax authorities. These examinations may result in assessments of additional taxes, which we work to resolve with the tax authorities or through the judicial process. Predicting the outcome of disputed assessments involves some uncertainty. Factors such as the availability of settlement procedures, willingness of tax authorities to negotiate, and the operation and impartiality of judicial systems vary across the different tax jurisdictions and may significantly influence the ultimate outcome. We review the facts for each assessment, then utilize assumptions and estimates to determine the most likely outcome and provide taxes based on this outcome.

      We have recorded a valuation allowance on the asbestos and silica liabilities based on the anticipated impact of the future asbestos and silica deductions on our ability to utilize future foreign tax credits in the United States. This valuation allowance is determined quarterly based on a number of estimates including future creditable foreign taxes, tax loss carryforwards that the deductions will generate, and future taxable income. Factors such as actual operating results, material acquisitions or dispositions, and changes to our operating environment could alter the estimates, and such changes could have a material impact on the valuation allowance.

Legal and investigation matters

      We are currently involved in other legal proceedings and investigations not involving asbestos and silica. As discussed in Note 13 of our consolidated financial statements, as of December 31, 2004, we have accrued an estimate of the probable and estimable costs for the resolution of some of these matters. For other matters for which the liability is not probable and reasonably estimable, we have not accrued any amounts. Attorneys in our legal department monitor and manage all claims filed against us and review all pending investigations. Generally, the estimate of probable costs related to these matters is developed in consultation with outside legal counsel representing us. Our estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. The precision of these estimates is impacted by the amount of due diligence we have been able to perform. We attempt to resolve these matters through settlements, mediation, and arbitration proceedings when possible. If the actual settlement costs, final judgments, or fines, after appeals, differ from our estimates, our future financial results may be adversely affected. We have in the past recorded significant adjustments to our initial estimates of these types of contingencies.

Off Balance Sheet Risk

      On April 15, 2002, we entered into an agreement to sell eligible United States Energy Services Group accounts receivable to a bankruptcy-remote limited-purpose funding subsidiary. Under the terms of the agreement, new receivables are added on a continuous basis to the pool of receivables. Collections reduce previously sold accounts receivable. This funding subsidiary sells an undivided ownership interest in this pool of receivables to entities managed by unaffiliated financial institutions under another agreement. Sales to the funding subsidiary have been structured as “true sales” under applicable bankruptcy laws. While the funding subsidiary is wholly owned by us, its assets are not available to pay any creditors of ours or of our subsidiaries or affiliates. The undivided ownership interest in the pool of receivables sold to the unaffiliated companies, therefore, is reflected as a reduction of accounts receivable in our consolidated balance sheets. The funding subsidiary retains the interest in the pool of receivables that are not sold to the unaffiliated companies and is fully consolidated and reported in our financial statements.

      The amount of undivided interests that can be sold under the program varies based on the amount of eligible Energy Services Group receivables in the pool at any given time and other factors. In April 2004, the expiration date for our Energy Services Group accounts receivable securitization facility was extended to April 2005. The maximum amount that may be sold and outstanding under this agreement at any given time is $300 million. As of December 31, 2004, we had sold $256 million undivided ownership interest to unaffiliated companies.

      In May 2004, we entered into an agreement to sell, assign, and transfer the entire title and interest in specified United States government accounts receivable of KBR to a third party. The face value of the receivables sold to the third party is reflected as a reduction of accounts receivable in our consolidated balance sheets. The amount of receivables that can be sold under the agreement varies based on the amount of eligible receivables at any given time and other factors, and the maximum amount that may be sold and outstanding under this agreement at any given time is $650 million. The total amount of receivables outstanding under this agreement as of December 31, 2004 was approximately $263 million. Subsequent to December 31, 2004, these receivables were collected and the balance retired, and we are not currently selling receivables, although the facility continues to be available.

      We have exposure to losses in certain unconsolidated variable interest entities. See Note 20 to the consolidated financial statements for more information.

Financial Instrument Market Risk

      We are exposed to financial instrument market risk from changes in foreign currency exchange rates, interest rates, and, to a limited extent, commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate our market risk from these exposures. The objective of our risk management program is to protect our cash flows related to sales or purchases of goods or services from market fluctuations in currency rates. We do not use derivative instruments for trading purposes. Our use of derivative instruments includes the following types of market risk:

•	volatility of the currency rates;

•	time horizon of the derivative instruments;

•	market cycles; and

•	the type of derivative instruments used.

      We do not consider any of these risk management activities to be material. See Note 1 to the consolidated financial statements for additional information on our accounting policies on derivative instruments. See Note 18 to the consolidated financial statements for additional disclosures related to derivative instruments.

      Interest rate risk. We have exposure to interest rate risk from our long-term debt.

      The following table represents principal amounts of our long-term debt at December 31, 2004 and related weighted average interest rates by year of maturity for our long-term debt.

	2005	2006	2007	2008	2009	Thereafter	Total

	Millions of dollars
Fixed-rate debt:
Amount ($US)	$1	$280	$—	$150	$—	$2,625	$3,056
Weighted average interest rate	6.9%	6.0%	—	5.6%	—	5.0%	5.1%
Variable-rate debt:
Amount ($US)	$346	$18	$518	$6	$—	$—	$888
Weighted average interest rate	3.8%	5.4%	3.0%	5.5%	—	—	3.4%

      The fair market value of long-term debt was $3.7 billion as of December 31, 2004.

Environmental Matters

      We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:

•	the Comprehensive Environmental Response, Compensation, and Liability Act;

•	the Resources Conservation and Recovery Act;

•	the Clean Air Act;

•	the Federal Water Pollution Control Act; and

•	the Toxic Substances Control Act.

      In addition to the federal laws and regulations, states and other countries where we do business may have numerous environmental, legal, and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal, and regulatory requirements. On occasion, we are involved in specific environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. Our Health, Safety and Environment group has several programs in place to maintain environmental leadership and to prevent the occurrence of environmental contamination.

      We do not expect costs related to these remediation requirements to have a material adverse effect on our consolidated financial position or our results of operations. Our accrued liabilities for environmental matters were $41 million as of December 31, 2004 and $31 million as of December 31, 2003. The liability covers numerous properties and no individual property accounts for more than $5 million of the liability balance. We have subsidiaries that have been named as potentially responsible parties along with other third parties for 15 federal and state superfund sites for which we have established a liability. As of December 31, 2004, those 15 sites accounted for approximately $11 million of our total $41 million liability. In some instances, we have been named a potentially responsible party by a regulatory agency, but in each of those cases, we do not believe we have any material liability.

New Accounting Pronouncements

      In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, “Share-Based Payment.” We will adopt the provisions of SFAS No. 123R on July 1, 2005 using the modified prospective application. Accordingly, we will recognize compensation expense for all newly granted awards and awards modified, repurchased, or cancelled after July 1, 2005. Compensation cost for the unvested portion of awards that are outstanding as of July 1, 2005 will be recognized ratably over the remaining vesting period. The compensation cost for the unvested portion of awards will be based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123. We will recognize compensation expense for our Employee Stock Purchase Program beginning with the July 1, 2005 purchase period.

      We estimate that the effect on net income and earnings per share in the periods following adoption of SFAS No. 123R will be consistent with our pro forma disclosure under SFAS No. 123, except that estimated forfeitures will be considered in the calculation of compensation expense under SFAS No. 123R. However, the actual effect on net income and earnings per share will vary depending upon the number of options granted in 2005 compared to prior years and the number of shares purchased under the Employee Stock Purchase Plan. Further, we have not yet determined the actual model we will use to calculate fair value.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock is traded on the New York Stock Exchange under the symbol “HAL.” On March 17, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $42.62. The following table presents the range of high and low quarterly sales prices of our common stock on the New York Stock Exchange since January 1, 2003.

	Price

	High	Low

Year ended December 31, 2003
First Quarter	$21.79	$17.20
Second Quarter	24.97	19.98
Third Quarter	25.90	20.50
Fourth Quarter	27.20	22.80
Year ended December 31, 2004
First Quarter	$32.70	$25.80
Second Quarter	32.35	27.35
Third Quarter	33.98	26.45
Fourth Quarter	41.69	33.08
Year ended December 31, 2005
First Quarter (through March 17)	$45.29	$37.18

      Cash dividends on our common stock in the amount of $0.125 per share were paid in March, June, September and December of 2003 and 2004. We declared a dividend on our common stock of $0.125 per share in February 2005, payable March 24, 2005 to stockholders of record at the close of business on March 3, 2005. Our board of directors intends to consider the payment of quarterly dividends on the outstanding shares of our common stock in the future. The declaration and payment of future dividends, however, will be at the discretion of the board of directors and will depend upon, among other things:

•	future earnings;

•	general financial condition and liquidity;

•	success in business activities;

•	capital requirements; and

•	general business conditions.

      At March 17, 2005, there were approximately 22,432 stockholders of record. In calculating the number of stockholders, we consider clearing agencies and security position listings as one stockholder for each agency or listing.

SELLING STOCKHOLDER

      The following table sets forth (1) the selling stockholder, (2) as of the date of this prospectus supplement, the number and percentage of shares of our common stock that the selling stockholder beneficially owned prior to the offering, (3) the number of shares of our common stock being offered for sale by the selling stockholder and (4) the number and percentage of shares of our common stock that will be beneficially owned by the selling stockholder upon completion of this offering. The number of shares of our common stock outstanding as of March 17, 2005 was 505,278,718.

	Number of Shares of Our			Number of Shares of Our
	Common Stock Beneficially			Common Stock Beneficially
	Owned Prior to the Offering			Owned After the Offering
Number of
		Percentage of	Shares of		Percentage of
	Number of	Shares	Common Stock	Number of	Shares
Selling Stockholder	Shares	Outstanding	Being Offered	Shares	Outstanding

DII Industries, LLC Asbestos PI Trust(1)	59,500,000	11.8%	59,500,000	0	0%

(1)	The address of DII Industries, LLC Asbestos PI Trust is 2716 Lee Street, Suite 500, Greenville, Texas 75401.

      For additional information, see “Selling Stockholder” in the accompanying prospectus.

CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

      The following is a summary of certain United States federal income and estate tax considerations applicable to non-U.S. holders relating to the purchase, ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. The rules governing the United States federal income and estate taxation of non-U.S. holders are complex, and no attempt will be made herein to provide more than a summary of certain of those rules. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings and pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions as of the date of this prospectus supplement. These authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those described herein. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the IRS will agree with these statements and conclusions.

      This summary is addressed only to persons who are non-U.S. holders who hold our common stock as a capital asset. As used in this discussion, “non-U.S. holder” means a beneficial owner of our common stock that for United States federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	a partnership, or other entity treated as a partnership for United States federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (1) if it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

      This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or the effect of any tax treaty. In addition, this discussion does not address tax considerations that are the result of a holder’s particular circumstances or of special rules, such as those that apply to holders subject to the alternative minimum tax, financial institutions, tax-exempt organizations, insurance companies, dealers or traders in securities or commodities, regulated investment companies, real estate investment trusts, certain former citizens or former long-term residents of the United States, or persons who will hold our common stock as a position in a hedging transaction, “straddle” or “conversion transaction”. Special rules not discussed herein may apply to a non-U.S. holder that is a controlled foreign corporation or passive foreign investment company. If a partnership holds our common stock, then the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its consequences.

      INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

      Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock.

      Dividends paid on our common stock to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate specified by an applicable treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate specified by an applicable treaty.

      A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will generally be required to complete IRS Form W-8BEN (or valid substitute or successor form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals and to non-U.S. holders whose stock is held through certain foreign intermediaries.

      A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to a treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Disposition of Our Common Stock

      A non-U.S. holder will generally not be subject to United States federal income tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of our common stock unless:

•	the gain is effectively connected with the conduct of a trade or business in the United States (and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year in which disposition occurs and certain other conditions are met; or

•	we are a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the non-U.S. holder’s holding period for our common stock and the five year period ending on the date of disposition.

      An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the disposition, which tax may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain derived from the disposition in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the additional “branch profits tax.”

      We believe that we are not currently and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If we are or become a “United States real property holding corporation,” a non-U.S. holder may, in certain circumstances, be subject to United States federal income tax on the disposition of our common stock.

Certain United States Federal Estate Tax Considerations

      Common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding

      In general, we must submit annually an information return to the IRS and to each non-U.S. holder describing any dividends paid, regardless of whether withholding was required. Copies of these returns may also be made available under the provisions of a specific treaty or agreement to the tax authority of the country in which the non-U.S. holder resides. In addition, a non-U.S. holder may be subject to United States backup withholding on dividends paid and on the proceeds from a disposition of our common stock unless the non-U.S. holder complies with the required certification procedures to establish that it is not a United States person as defined under the Code.

      Any amount withheld from a payment under the backup withholding rules may be allowed as a credit against the non-U.S. holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

UNDERWRITING

      On March 17, 2005, we, the selling stockholder and the underwriters named below entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter severally agreed to purchase the number of shares indicated in the following table. J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Citigroup Global Markets Inc. are the joint book-running managers for this offering and the representatives of the underwriters.

Number of
Underwriters	Shares

J.P. Morgan Securities Inc.	15,916,250
Goldman, Sachs & Co.	15,916,250
Citigroup Global Markets Inc.	10,710,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,570,000
Morgan Stanley & Co. Incorporated	3,570,000
UBS Securities LLC	3,570,000
Credit Suisse First Boston LLC	1,041,250
Deutsche Bank Securities Inc.	1,041,250
Dresdner Kleinwort Wasserstein Securities LLC	1,041,250
Lehman Brothers Inc.	1,041,250
Simmons & Company International	1,041,250
Wachovia Capital Markets, LLC	1,041,250

Total	59,500,000

      The underwriters are committed to take and pay for all of the shares being offered, if any are taken.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder.

Paid by the Selling Stockholder

Underwriting Discounts
and Commissions

Per Share	$0.786
Total	$46,767,000

      Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.472 per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.100 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

      The selling stockholder has agreed to a lock-up period of 90 days after the date of this prospectus supplement with the underwriters. In addition to these lock-up agreements, sales of our common stock will also be restricted by lock-up agreements for a minimum of 90 days that we, our directors and executive officers will enter into with the underwriters. These lock-up agreements restrict us, the selling stockholder and our directors and executive officers, subject to specified exceptions, from disposing of or hedging any of shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters must close out any such short position by purchasing shares in the open market. Such a short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering. The underwriters do not have an option to purchase additional shares from the selling stockholder in the offering or from us.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

      A prospectus supplement in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The lead managers may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

      Each underwriter will represent, warrant and agree that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

      The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

      This prospectus supplement has not been registered as a prospectus supplement with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

      The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Some of the underwriters and/or their affiliates are parties to one or more of our credit facilities.

      We estimate that our share of the total expenses of the offering will be approximately $0.5 million. We are not responsible for the underwriting discounts and commissions, which will be paid by the selling stockholder.

      We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Baker Botts L.L.P., Houston, Texas, our outside counsel. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

      The consolidated financial statements of Halliburton Company as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      KPMG’s report dated February 25, 2005 refers to a change in the composition of Halliburton’s reportable segments in 2004 and 2003. The amounts in the 2003 and 2002 consolidated financial statements related to reportable segments have been restated to conform to the 2004 composition of reportable segments.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which we file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You also can obtain additional information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at www.sec.gov, and our electronic SEC filings are also available from our web site at www.halliburton.com. Information contained on our web site or any other web site is not incorporated into this prospectus supplement and does not constitute a part of this prospectus supplement. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The following documents are incorporated into this prospectus supplement by this reference. They disclose important information that you should consider when deciding whether invest in our common stock.

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Current Reports on Form 8-K as filed with the SEC on January 4, January 5, January 25, February 18, February 23, March 2, March 10 and March 16, 2005 and on Form 8-K/A as filed with the SEC on March 14, 2005; and

•	The description of our common stock (including the related preferred share purchase rights) contained in our Form 8-B filed December 12, 1996, and as subsequently amended, and any other amendment or report filed for the purpose of updating such description.

      All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus supplement and the accompanying prospectus are a part and until all the shares have been sold are also incorporated by reference in this prospectus supplement. Information incorporated by reference is considered to be a part of this prospectus supplement, and later information filed with the SEC prior to the termination of the offering will automatically update and supersede this information.

      We will provide without charge to each person to whom a copy of this prospectus supplement has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus supplement, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such document should be directed to:

Halliburton Company

1401 McKinney, Suite 2400
Houston, Texas 77010
Attention: Albert O. Cornelison, Jr.
Executive Vice President and General Counsel
Telephone: (713) 759-2600

PROSPECTUS

59,500,000 Shares

Common Stock

Halliburton Company

             The selling stockholder identified in this prospectus is offering to sell, from time to time, up to 59,500,000 shares of our common stock, par value $2.50 per share, at prices and on terms to be determined from time to time. We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus by the selling stockholder. You should refer to the “Selling Stockholder” section of this prospectus for identification of the selling stockholder.

      Our common stock is listed on the New York Stock Exchange under the symbol “HAL.” On February 9, 2005 the closing price for our common stock on the New York Stock Exchange was $40.67 per share.

      Our address is 1401 McKinney, Suite 2400, Houston, Texas 77010, and our telephone number at that address is (713) 759-2600.

          You should carefully review and consider the information under the heading “Risk Factors” beginning on page 2 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 10, 2005.

      You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized any person (including any salesman or broker) to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

PROSPECTUS SUMMARY

      The following summary should be read together with the information contained in other parts of this prospectus and the documents we incorporate by reference. It likely does not contain all of the information that is important to you or that you should consider when making an investment decision. In this prospectus, we refer to Halliburton Company and its subsidiaries as “we,” “us,” “our” or “Halliburton,” unless we specifically indicate otherwise or the context clearly indicates otherwise.

Halliburton Company

      We are one of the world’s largest oilfield services companies and a leading provider of engineering and construction services. We had total revenues for the year ended December 31, 2003 of approximately $16.3 billion and total revenues for the nine months ended September 30, 2004 of approximately $15.3 billion.

      Our six business segments are organized around how we manage the business: Production Optimization, Fluids, Drilling and Formation Evaluation, Digital and Consulting Solutions (formerly Landmark and Other Energy Services), Energy and Chemicals, and Government and Infrastructure. We sometimes refer to the combination of Production Optimization, Fluids, Drilling and Formation Evaluation, and Digital and Consulting Solutions segments as our Energy Services Group and to the Government and Infrastructure and Energy and Chemicals segments as the Engineering and Construction Group, known as KBR.

The Offering

Securities Offered	Up to 59,500,000 shares of common stock, par value $2.50 per share, of Halliburton Company.

Use of Proceeds	We will not receive any proceeds from the sale by the selling stockholder of its shares of Halliburton common stock.

Listing	Our common stock is listed on the New York Stock Exchange under the symbol “HAL.”

Risk Factors

      You should carefully consider all of the information set forth or incorporated by reference in this prospectus and, in particular, the specific factors in the section of this prospectus entitled “Risk Factors.”

      We are a Delaware corporation. Our principal executive offices are located at 1401 McKinney, Suite 2400, Houston, Texas 77010, and our telephone number at that address is (713) 759-2600.

RISK FACTORS

      You should carefully consider the risks described below and incorporated by reference into this prospectus before making an investment decision. Due to the risks described below and in the documents incorporated by reference, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline. See “Where You Can Find More Information” for a description of the information and risk factors we have included or incorporated by reference into this prospectus and that are not described below. In particular, you should consider the information included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Forward-Looking Information and Risk Factors” in Item 2 of Part I of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which information will be updated under similar headings in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and by disclosure in our future Current Reports on Form 8-K that are filed with the SEC.

      This prospectus and the documents we incorporate by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described in the documents we incorporate by reference.

Risks Relating to Our Business

                  Our government contracts work has been the focus of allegations and inquiries, and there can be no assurance that additional allegations and inquiries will not be made or that our government contract business may not be adversely affected.

      We provide substantial work under our government contracts business to the United States Department of Defense and other governmental agencies, including worldwide United States Army logistics contracts, known as LogCAP, and contracts to rebuild Iraq’s petroleum industry, known as RIO and PCO Oil South. Our government services revenue related to Iraq totaled approximately $7.1 billion in 2004. Most of the services provided to the United States government are subject to cost-reimbursable contracts where we have the opportunity to earn an award fee based on our customer’s evaluation of the quality of our performance. These award fees are evaluated and granted by our customer periodically. For the LogCAP and RIO contracts, we recognize award fees based on our estimate of amounts to be awarded. In determining our estimates, we consider, among other things, past award experience for similar types of work. These estimates are adjusted to actual when the task orders are definitized and the award fees have been finalized by our customer.

      Our operations under United States government contracts are also regularly reviewed and audited by the Defense Contract Audit Agency (DCAA) and other governmental agencies. The DCAA serves in an advisory role to our customer. When issues are found during the governmental agency audit process, these issues are typically discussed and reviewed with us. The DCAA then issues an audit report with their recommendations to our customer’s contracting officer. We will work with our customer to reach a resolution.

      Given the demands of working in Iraq and elsewhere for the United States government, we expect that from time to time we will have disagreements or experience performance issues with the various government customers for which we work. If our performance is unacceptable to our customer under any of our government contracts, the government retains the right to pursue remedies under any affected contract, which remedies could include threatened termination or termination. If any contract were so terminated, we may not receive award fees under the affected contract, and our ability to secure future contracts could be adversely affected, although we would receive payment for amounts owed for our allowable costs under cost reimbursable contracts.

      Fuel. In December 2003, the DCAA issued a preliminary audit report that alleged that we may have overcharged the Department of Defense by $61 million in importing fuel into Iraq. The DCAA questioned costs associated with fuel purchases made in Kuwait that were more expensive than buying and transporting fuel from Turkey. We responded that we had maintained close coordination of the fuel mission with the Army Corps of Engineers (COE), which is our customer and oversees the project, throughout the life of the task order and that the COE had directed us to use the Kuwait sources. After a review, the COE concluded that we obtained a fair price for the fuel. However, Department of Defense officials thereafter referred the matter to the agency’s inspector general, which we understand has commenced an investigation.

      The DCAA has issued various audit reports related to task orders under the RIO contract that reported $296 million in questioned and unsupported costs. The majority of these costs are associated with the humanitarian fuel mission. In these reports, the DCAA has compared fuel costs we incurred during the duration of the RIO contract in 2003 and early 2004 to fuel prices obtained by the Defense Energy Supply Center (DESC) in April 2004 when the fuel mission was transferred to that agency.

      Dining Facility and Administration Centers (DFACs). During 2003, the DCAA raised issues relating to our invoicing to the Army Materiel Command (AMC) for food services for soldiers and supporting civilian personnel in Iraq and Kuwait. We believe the issues raised by the DCAA relate to the difference between the number of troops the AMC directed us to support and the number of soldiers actually served at dining facilities for United States troops and supporting civilian personnel. In the first quarter of 2004, we reviewed our DFAC subcontracts in our Iraq and Kuwait areas of operation and have billed and continue to bill for all current DFAC costs. During 2004, we received notice from the DCAA that it was recommending withholding a portion of our DFAC billings. For DFAC billings relating to subcontracts entered into prior to February 2004, the DCAA has recommended withholding 19.35% of the billings until it completes its audits. Subsequent to February 2004, we have renegotiated our DFAC subcontracts to address the specific issues raised by the DCAA and have advised the AMC and the DCAA of the new terms of the arrangements. To date, we have had no objection by the government to these new DFAC subcontract agreements. During the third quarter of 2004, we received notification that, for three Kuwait DFACs, the DCAA is recommending to our customer that costs be disallowed because the DCAA is not satisfied with the level of documentation provided by us. The amount withheld related to suspended and recommended disallowed DFAC costs for work performed prior to February 2004 and totaled approximately $224 million as of December 31, 2004. The amount currently withheld could change as the DCAA continues their audits of the remaining DFAC facilities. We are negotiating with our customer, the AMC, to resolve this issue. We can withhold a proportionate amount of these billings from our subcontractors and are currently doing so. See “Investigations” below for further discussion.

      Laundry. During the third quarter of 2004, we received notice from the DCAA that it is recommending withholding $16 million of subcontract costs related to the laundry service for one task order in southern Iraq for which it believes we and our subcontractors have not provided adequate levels of documentation supporting the quantity of the services provided. The DCAA has recommended that the cost be withheld pending receipt of additional explanation or documentation to support subcontract cost. This $16 million was withheld from the subcontractor in the fourth quarter. We are working with the AMC to resolve this issue.

      Investigations. On January 22, 2004, we announced the identification by our internal audit function of a potential overbilling of approximately $6 million by La Nouvelle Trading & Contracting Company, W.L.L. (La Nouvelle), one of our subcontractors, under the LogCAP contract in Iraq, for services performed during 2003. In accordance with our policy and government regulation, the potential overcharge was reported to the Department of Defense Inspector General’s office as well as to our customer, the AMC. On January 23, 2004, we issued a check in the amount of $6 million to the AMC to cover that potential overbilling while we conducted our own investigation into the matter. Later in the first quarter of 2004, we determined that the amount of overbilling was $4 million, and the subcontractor billing should have been $2 million for the services provided. As a result, we paid La Nouvelle $2 million and have billed our customer that amount. We subsequently terminated La Nouvelle’s services under the LogCAP contract. In October 2004, La Nouvelle filed suit against us in Federal Court for the Eastern District of Virginia alleging $224 million in damages as a result of its termination. We are continuing to investigate whether La Nouvelle paid, or attempted to pay, one or two of our former employees in connection with the billing.

      In October 2004, we reported to the Department of Defense Inspector General’s office that two former employees in Kuwait may have had inappropriate contacts with individuals employed by or affiliated with two third-party subcontractors prior to the award of the subcontracts. The Inspector General’s office may investigate whether these two employees may have solicited and/or accepted payments from these third-party subcontractors while they were employed by us.

      In October 2004, a civilian contracting official in the COE asked for a review of the process used by the COE for awarding some of the contracts to us. We understand that the Department of Defense Inspector General’s office may review the issues involved.

      We understand that the United States Department of Justice, an Assistant United States Attorney based in Illinois, and others are investigating some matters relating to our government contract work. We also understand that former employees of KBR have received subpoenas and have given or may give grand jury testimony relating to some of these matters. If criminal wrongdoing were found, criminal penalties could range up to the greater of $500,000 in fines per count for a corporation, or twice the gross pecuniary gain or loss.

      Withholding of payments. During 2004, the AMC issued a determination that a particular contract clause could cause it to withhold 15% from our invoices until our task orders under the LogCAP contract are definitized. The AMC delayed implementation of this withholding pending further review. The Army Field Support Command (AFSC) has now been delegated authority by the AMC to determine whether or not to implement the withholding. The AFSC has informed us that it will assess the situation on a task order by task order basis and, currently, withholding will continue to be delayed. We do not believe any potential 15% withholding will have a significant or sustained impact on our liquidity because any withholding is temporary and ends once the definitization process is complete. During the third quarter of 2004, we and the AMC identified three senior management teams to facilitate negotiation under the LogCAP task orders, and these teams are working to negotiate outstanding issues and definitize task orders as quickly possible. We are continuing to work with our customer to resolve outstanding issues. To date, 23 task orders for LogCAP totaling over $636 million have been definitized.

      As of December 31, 2004, the COE had withheld $85 million of our invoices related to a portion of our RIO contract pending completion of the definitization process. All 10 definitization proposals required under this contract have been submitted by us, and three have been finalized through a task order modification. The remaining seven have been reviewed by the DCAA, and we are in the process of developing revised proposals. These withholdings represent the amount invoiced in excess of 85% of the funding in the task order. The COE also could withhold similar amounts from future invoices under our RIO contract until agreement is reached with the customer and task order modifications are issued. Approximately $2 million was withheld from our PCO Oil South project as of December 31, 2004. The PCO Oil South project has definitized 15 of the 28 task orders and withholdings are not continuing on those task orders. We do not believe the withholding will have a significant or sustained impact on our liquidity because the withholding is temporary and ends once the definitization process is complete.

      We are working diligently with our customers to proceed with significant work when we have a fully definitized task order, which should limit withholdings on future task orders.

      Cost Categorization and Forecast. We have received notice that a contracting officer for our PCO Oil South project considers our monthly categorization and detail of costs and our ability to schedule and forecast costs to be inadequate, and he has requested corrections be made by March 10, 2005. We expect to be able to make the requested corrections. If we were unable to satisfy our customer, our customer may pursue remedies under the applicable federal acquisition regulations, including terminating the affected contract. Although there can be no assurances, we do not expect that our work on the PCO Oil South project will be so terminated. We are in the process of installing a new cost reporting system, and are supplementing existing cost reporting systems with additional manpower.

      The Balkans. We have had inquiries in the past by the DCAA and the civil fraud division of the United States Department of Justice into possible overcharges for work performed during 1996 through 2000 under a contract in the Balkans, which inquiry has not yet been completed by the Department of

Justice. Based on an internal investigation, we credited our customer approximately $2 million during 2000 and 2001 related to our work in the Balkans as a result of billings for which support was not readily available. We believe that the preliminary Department of Justice inquiry relates to potential overcharges in connection with a part of the Balkans contract under which approximately $100 million in work was done. We believe that any allegations of overcharges would be without merit.

                  A joint venture in which a Halliburton unit participates is under investigation as a result of payments made in connection with a liquefied natural gas project in Nigeria.

      The SEC is conducting a formal investigation into payments made in connection with the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. The United States Department of Justice is also conducting an investigation. TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V., which is an affiliate of ENI SpA of Italy, JGC Corporation of Japan, and Kellogg Brown & Root, each of which owns 25% of the venture.

      The SEC and the Department of Justice have been reviewing these matters in light of the requirements of the United States Foreign Corrupt Practices Act. We have produced documents to the SEC both voluntarily and pursuant to a subpoena, and intend to make our employees available to the SEC for testimony. In addition, we understand that the SEC has issued a subpoena to A. Jack Stanley, who most recently served as a consultant and chairman of Kellogg Brown & Root, and to other current and former Kellogg Brown & Root employees. We further understand that the Department of Justice has invoked its authority under a sitting grand jury to obtain letters rogatory for the purpose of obtaining information abroad.

      TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V. Commencing in 1995, TSKJ entered into a series of agency agreements in connection with the Nigerian project. We understand that a French magistrate has officially placed Jeffrey Tesler, an agent of TSKJ, under investigation for corruption of a foreign public official. In Nigeria, a legislative committee of the National Assembly and the Economic and Financial Crimes Commission, which is organized as part of the executive branch of the government, are also investigating these matters. Our representatives have met with the French magistrate and Nigerian officials and expressed our willingness to cooperate with those investigations. In October 2004, representatives of TSKJ voluntarily testified before the Nigerian legislative committee.

      As a result of our continuing investigation into these matters, information has been uncovered suggesting that, commencing at least 10 years ago, the members of TSKJ considered payments to Nigerian officials. We provided this information to the United States Department of Justice, the SEC, the French magistrate, and the Nigerian Economics and Financial Crimes Commission. We also notified the other owners of TSKJ of the recently uncovered information and asked each of them to conduct their own investigation.

      We understand from the ongoing United States and foreign investigations that payments may have been made to Nigerian officials. In addition, we understand that, at our request, TSKJ has suspended the receipt of services from and payments to TSKJ’s agent, Tri-Star Investments, of which Jeffrey Tesler is a principal, and is considering instituting legal proceedings to declare all agency agreements with Tri-Star terminated and to recover all amounts previously paid under those agreements.

      We understand that the Department of Justice has expanded its investigation to include whether Mr. Stanley may have received payments in connection with bidding practices on certain foreign projects. We also understand that the matters under investigation by the Department of Justice involve parties other than Kellogg Brown & Root and M.W. Kellogg, a joint venture in which Kellogg Brown & Root has a 55% interest, cover an extended period of time, in some cases significantly before our 1998 acquisition of

Dresser Industries, including M.W. Kellogg in 1998, and possibly include the construction of a fertilizer plant in Nigeria in the early 1990’s and the activities of agents and service providers.

      We also believe that the governmental investigations will likely not be concluded in the near future but may continue for many more months. There can be no assurance that any governmental investigation or our investigation of these matters will not conclude that violations of applicable laws have occurred.

      As of September 30, 2004, we had not accrued any amounts related to these investigations.

                  We are responding to an inquiry from the Office of Foreign Assets Control regarding one of our non-United States subsidiaries’ operations in Iran.

      We have a Cayman Islands subsidiary that currently conducts operations in Iran, and other European subsidiaries that manufacture goods destined for Iran and/or render services in Iran. The United States imposes trade restrictions and economic embargoes that prohibit United States incorporated entities and United States citizens and residents from engaging in commercial, financial, or trade transactions with some foreign countries, including Iran, unless authorized by the Office of Foreign Assets Control (OFAC) of the United States Treasury Department or exempted by statute.

      We received and responded to an inquiry in mid-2001 from the OFAC with respect to operations in Iran by a Halliburton subsidiary that is incorporated in the Cayman Islands. The OFAC inquiry requested information with respect to compliance with the Iranian Transaction Regulations. These regulations prohibit United States citizens, including United States corporations and other United States business organizations, from engaging in commercial, financial, or trade transactions with Iran, unless authorized by OFAC or exempted by statute. Our 2001 written response to OFAC stated that we believed that we were in full compliance with applicable sanction regulations. In January 2004, we received a follow-up letter from OFAC requesting additional information. We responded fully to this request on March 19, 2004. We understand this matter has now been referred by OFAC to the Department of Justice. In July 2004, we received a grand jury subpoena from an Assistant United States District Attorney requesting the production of documents. We are cooperating with the government’s investigation and have responded to the subpoena, producing documents on September 16, 2004.

      Separate from the OFAC inquiry, we completed a study in 2003 of our activities in Iran during 2002 and 2003 and concluded that these activities were in full compliance with applicable sanction regulations. These sanction regulations require isolation of entities that conduct activities in Iran from contact with United States citizens or managers of United States companies.

      Because the business environment currently in Iran is not conducive to our overall strategies and objectives, we have decided to exit Iran and will wind down our operations there while fulfilling our existing contracts and commitments.

      We have been asked to and could be required to respond to other questions and inquiries about operations in countries with trade restrictions and economic embargoes.

Risks Relating to the Securities

We may issue preferred stock, the terms of which could adversely affect the voting power or value of our common stock.

      Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

Our stockholder rights plan and provisions of Delaware law could delay or prevent a change in control in us, even if that change would be beneficial to our stockholders.

      We have adopted a stockholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in us without advance approval of our board of directors. In addition, the Delaware General Corporation Law would impose some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. The stockholder rights plan and Delaware law could delay or prevent a change in control of us, even if that change would be beneficial to our stockholders, which could affect the value of our common stock.

FORWARD-LOOKING STATEMENTS

      The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Forward-looking information is based on projections and estimates, not historical information. Some statements in this prospectus and the documents incorporated by reference herein are forward-looking and use words like “may,” “may not,” “believe,” “do not believe,” “expect,” “do not expect,” “plan,” “does not plan,” “anticipate,” “do not anticipate,” and other expressions. We may also provide oral or written forward-looking information in other materials we release to the public. Forward-looking information involves risks and uncertainties and reflects our best judgment based on current information. Our results of operations can be affected by inaccurate assumptions we make or by known or unknown risks and uncertainties. In addition, other factors may affect the accuracy of our forward-looking information. As a result, the accuracy of our forward-looking information cannot be guaranteed. Actual events and the results of operations may vary materially.

      While it is not possible to identify all factors, we continue to face many risks and uncertainties that could cause actual results to differ from our forward-looking statements, including the risks described herein and in “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2003, as amended by Forms 10-K/ A filed on March 15 and May 12, 2004, and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

      In addition, future trends for pricing, margins, revenues and profitability remain difficult to predict in the industries we serve. We do not assume any responsibility to publicly update any of our forward-looking statements regardless of whether factors change as a result of new information, future events or for any other reason. You should review any additional disclosures we make in our press releases and our reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC. We also suggest that you listen to our quarterly earnings release conference calls with financial analysts.

USE OF PROCEEDS

      We will not receive any proceeds from the sales of Halliburton common stock by the selling stockholder.

SELLING STOCKHOLDER

      The plan of reorganization of some of our subsidiaries became effective on January 20, 2005. On that day, we issued 59,500,000 shares of our common stock to one of our subsidiaries. These shares were ultimately contributed to DII Industries, LLC Asbestos PI Trust, the trust we created and contributed assets to under the plan of reorganization, in transactions exempt from the registration requirements of the Securities Act of 1933. The assets of Asbestos PI Trust will be used to fund the payment of unsecured asbestos personal injury claims against our subsidiaries. The shares of our common stock that may be offered under this prospectus will be offered by Asbestos PI Trust or by those to whom the selling stockholder may pledge, donate or transfer shares covered by this prospectus. See “Stockholder Agreement — Registration Rights — Transferability of Registration Rights” below.

      The Asbestos PI Trust beneficially owns 59,500,000 shares of our common stock, which constitutes 11.8% of our outstanding common stock (using our 504,085,061 outstanding shares as of January 31, 2005 for purposes of calculation). Asbestos PI Trust, or its pledgees, donees or other transferees, may sell up to 59,500,000 shares of our common stock under the registration statement of which this prospectus is a part. We will include in a supplement to this prospectus, to the extent that may be required by the applicable SEC rules and regulations, any change in the information concerning the selling stockholder, any additional information concerning the manner of sale and the name of any other person who may sell, transfer or dispose of shares of our common stock under this prospectus. Because Asbestos PI Trust may transfer all, some or none of the shares pursuant to this prospectus, or may transfer or otherwise dispose of shares in transactions exempt from the registration requirements of the Securities Act of 1933, we do not know the number of shares of our common stock or the percentage of common stock outstanding that will be held by Asbestos PI Trust after completion of the sale of shares hereunder. See “Plan of Distribution.” Asbestos PI Trust does not beneficially own any other securities issued by us.

      A selling stockholder may offer and sell, transfer or otherwise dispose of, from time to time, some or all of its shares of our common stock, subject to the limitations described under the caption “Stockholder Agreement — Restrictions on Sale and the Manner of Sale.” Except as permitted in accordance with applicable SEC rules and regulations, no offer or sale, transfer or other disposition under this prospectus may be made by a selling stockholder unless the holder is listed in this prospectus or in a supplement to this prospectus and, if required by the applicable SEC rules and regulations, an amendment to the related registration statement has been filed and become effective. A selling stockholder is under no obligation to sell or dispose of all or any portion of the shares described above, nor is a selling stockholder obligated to sell or dispose of any such shares immediately pursuant to this prospectus.

STOCKHOLDER AGREEMENT

      In connection with the transfer of our common stock into Asbestos PI Trust, we and Alan R. Kahn, the managing trustee of Asbestos PI Trust, entered into a stockholder agreement. The stockholder agreement provides for specified registration rights in favor of Asbestos PI Trust and sets forth the manner and volume in which Asbestos PI Trust may sell its shares of our common stock. Although the stockholder agreement does not restrict Asbestos PI Trust’s right to vote its shares, it places limitations on Asbestos PI Trust’s ability to take certain actions in its capacity as a stockholder of our common stock. We and the Asbestos PI Trust may agree in writing in the future to amend the stockholder agreement or waive any of its provisions, including the volume limitations described below.

      The following description is a summary of the material provisions of the stockholder agreement. We urge you to read the stockholder agreement because it, and not this description, defines the rights of Asbestos PI Trust. The stockholder agreement has been filed with the SEC as an exhibit to the shelf registration statement of which this prospectus is a part.

Standstill Agreement

      Until Asbestos PI Trust and its affiliates own less than 10 million shares of our common stock, the stockholder agreement provides that Asbestos PI Trust will not:

•	acquire any additional securities of ours;

•	make any unsolicited proposal to enter into any sale of all or substantially all of our assets or property;

•	make any unsolicited proposal to enter into a merger or other similar business combination involving us;

•	take any action that is reasonably likely to require us to make a public announcement regarding the possibility of a merger or other similar business combination involving us;

•	make or participate in any solicitation of proxies with respect to any voting securities of ours;

•	make, solicit or participate in any solicitation of any stockholder proposal involving us or any of our subsidiaries;

•	request a meeting of our stockholders or those of our subsidiaries;

•	initiate any written consent of our stockholders unless requested to do so by our board of directors; or

•	grant any proxy or other voting power to any person other than us or persons designated by us, or deposit any voting securities of ours in a voting trust or otherwise subject any voting securities of ours to a voting agreement.

Voting

      The stockholder agreement places no restrictions on the voting of Asbestos PI Trust’s shares of our common stock.

Registration Rights

      Under the stockholder agreement, Asbestos PI Trust has the rights described below to require us to register shares of our common stock held by Asbestos PI Trust with the SEC so that those shares may be publicly resold or to include the shares of our common stock held by Asbestos PI Trust in any registration statement that we file.

Shelf Registration Rights

      The stockholder agreement required us to file, at least 30 days prior to the date on which we transferred shares of our common stock to Asbestos PI Trust, which we refer to as the “funding date,” a shelf registration statement for an offering to be made on a continuous or delayed basis pursuant to Rule 415 of the Securities Act of 1933 covering the shares of our common stock acquired by Asbestos PI Trust. The shelf registration statement of which this prospectus is a part was filed to satisfy these obligations under the stockholder agreement. The funding date was January 20, 2005.

      Subject to certain exceptions in connection with hedging and other monetization transactions occurring before the second anniversary of the funding date as described below, and absent an amendment to the stockholder agreement or a waiver of its applicable provisions, Asbestos PI Trust may use the shelf registration statement of which this prospectus is a part to resell:

•	in the first three-month period following the funding date, up to 5 million shares of our common stock;

•	in the second three-month period following the funding date, up to 10 million shares of our common stock; and

•	in each three-month period thereafter, no more than the greater of 1% of our outstanding common stock or the average weekly reported trading volume of our common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker.

Hedging and other monetization transactions involve (1) securities linked to our common stock, (2) any securities that would be deemed to be “derivative securities” (as defined by the rules and regulations under the Exchange Act) with respect to our common stock, (3) transactions that would be considered derivative securities if they were securities or (4) transactions that transfer some or all of the economic risk of ownership of our common stock. Hedging and other monetization transactions include forward contracts, equity swaps, puts or calls, put or call equivalent positions, collars, non-recourse loans, sales of exchangeable securities or similar transactions. In a hedging or other monetization transaction, the volume limits described above may be larger based on a formula set forth in the stockholder agreement. In the event of any stock dividend or distribution on, or stock split, reverse stock split or reclassification of, our common stock, then, in each case, the volume limitations applicable to the first six months following the funding date would be adjusted accordingly.

      In connection with any hedging and/or other monetization transaction, only the shares of our common stock sold on the date the transaction is entered into by the counterparty to the transaction pursuant to the shelf registration statement of which this prospectus is a part will be counted against the volume limitations described above. Any additional shares of our common stock that are later sold by the counterparty to the hedging and/or other monetization transaction pursuant to the shelf registration statement of which this prospectus is a party will not count against the volume limitations described above.

      The stockholder agreement requires us to use our reasonable best efforts to keep the shelf registration statement of which this prospectus is a part continuously effective, subject to customary suspension periods, until the earlier of the first anniversary of the funding date (which will be January 20, 2006) or such time as there are no longer any shares of our common stock subject to the stockholder agreement. Our obligation to keep the shelf registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may suspend offers and sales of the shares of common stock pursuant to the shelf registration statement to which this prospectus relates for up to 90 days. However, we are obligated to extend the effective period of the shelf registration statement of which this prospectus is a part by the same number of days that we suspend the effectiveness of the shelf registration statement or, if the shelf registration statement has not been declared effective by the SEC on or before the funding date, by the number of days from the funding date until the shelf registration statement is declared effective.

      Subject to our right to suspend offers and sales, if the shelf registration statement has not been declared effective by the SEC on or prior to the 91st day after the funding date, then, commencing on the funding date, we must pay penalty interest calculated daily at a rate per annum equal to:

•	during the first 91 days after the funding date, 5% on an amount equal to five million shares multiplied by the closing price of our common stock on each day;

•	from day 92 through day 182 after the funding date, 10% on an amount equal to 15 million shares multiplied by the closing price of our common stock on each day;

•	from day 183 through day 273 after the funding date, 20% on an amount equal to the closing price of our common stock on each day multiplied by the sum of:

—	15 million shares, and

—	the Penalty Average Weekly Trading Volume, as defined below, applicable to days 183 through 273 after the funding date; and

•	from day 274 through day 365 after the funding date, 25% on an amount equal to the closing price of our common stock on each day multiplied by the sum of:

—	15 million shares,

—	the Penalty Average Weekly Trading Volume applicable to days 183 through 273 after the funding date, and

—	the Penalty Average Weekly Trading Volume applicable to days 274 through 365 after the funding date.

We must pay any amounts of penalty interest due within five business days of the 91st, 182nd, 273rd and 365th day following the funding date. Penalty interest shall cease to accrue upon the earliest to occur of:

•	the first anniversary after Asbestos PI Trust receives our common stock;

•	the effectiveness of the shelf registration statement; and

•	such time as there are no registrable securities outstanding.

      Penalty Average Weekly Trading Volume, as used above, means the highest average weekly trading volume of our common stock for any four-week period in the applicable period.

      A holder who elects to sell any registrable securities pursuant to the shelf registration statement of which this prospectus is a part:

•	will be required to be named as a selling stockholder to the extent required by applicable SEC rules and regulations;

•	will be required to deliver a prospectus to purchasers;

•	may be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	will be bound by the provisions of the stockholder agreement that are applicable.

      To be named as a selling stockholder in the shelf registration statement, a holder must complete and deliver a questionnaire, the form of which may be obtained from Halliburton upon request. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as may be reasonably requested by us, we will file a supplement to this prospectus or an amendment to the shelf registration statement naming the holder as a selling stockholder. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling stockholder in this prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

Demand Registration Rights

      After the first year following the funding date (or after January 20, 2006), Asbestos PI Trust has the right to request that we file up to two registration statements per year so that it may publicly sell its shares of our common stock, but we are not obligated to effect a registration statement within 180 days after the effective date of a previous registration statement. Asbestos PI Trust’s demand-registration rights are subject to a requirement that it register (a) at least five million shares or (b) shares with a market value of at least $100 million. Asbestos PI Trust has the right to request registration of no more than 25 million shares in any one demand registration. Under certain circumstances, the underwriters of any underwritten offering will have the right to limit the number of shares, including Asbestos PI Trust’s shares, that may be included in the offering to be made pursuant to the filed registration statement. Asbestos PI Trust’s demand-registration rights will terminate on the date that Asbestos PI Trust and its affiliates own less than five million shares of our common stock.

Piggyback Registration Rights

      If we register any common stock for public sale and Asbestos PI Trust and its affiliates own at least one million shares, Asbestos PI Trust has the right to include its shares of our common stock in that registration statement. Under certain circumstances, the underwriters of any underwritten offering will have the right to limit the number of shares, including Asbestos PI Trust’s shares, that may be included in the offering to be made pursuant to the filed registration statement.

Expenses of Registration

      We will pay all costs, fees and expenses incurred by us incident to any shelf, demand, or piggyback registration. However, we will not pay any underwriting discounts or commissions, which discounts and commissions shall be deducted from any proceeds distributable to Asbestos PI Trust. We also will not pay fees and expenses of separate counsel or other experts or advisors for Asbestos PI Trust.

Restrictions on Sales During Registered Offerings

      So long as Asbestos PI Trust holds at least one million shares of our common stock, it will not effect any sale of our common stock before or after the effective date of a registration statement we file with the SEC for an underwritten offering of equity securities if the managing underwriter of the offering so requests; provided that the restrictions:

•	will be no greater than those on sales of our common stock, if any, that the underwriters impose on our executives and directors, and any other significant stockholder of ours who has purchased securities directly from us;

•	will expire within 90 days after the effective date of the registration statement filed by us; and

•	will not restrict Asbestos PI Trust from exercising its piggyback registration rights.

      In addition, during the pendency of a demand registration, Asbestos PI Trust will be prohibited from selling shares outside of the demand-registration process.

Transferability of Registration Rights

      Asbestos PI Trust may transfer its registration rights, subject to specified conditions, to any transferee in a privately negotiated transaction or a bona fide pledge of at least five million shares if the transferee agrees to assume all of the responsibilities of Asbestos PI Trust in a written agreement reasonably satisfactory to us. Asbestos PI Trust will retain any registration rights with respect to our common stock that it continues to own.

Restrictions on Sale and the Manner of Sale

      Under the stockholder agreement, Asbestos PI Trust may transfer its shares of our common stock as follows:

•	during the first year following the funding date, pursuant to the registration statement of which this prospectus is a part and subject to the volume limitations described above;

•	at any time after the first year following the funding date and so long as Asbestos PI Trust owns at least five million shares, pursuant to a demand registration and subject to the 25-million-share maximum described above;

•	so long as Asbestos PI Trust owns at least one million shares, pursuant to exercise of its piggyback-registration rights;

•	in privately negotiated transactions with the following limitations (subject to the possible higher volume limitations described above under “— Registration Rights — Shelf Registration Rights” in connection with hedging and other monetization transactions):

—	combined with any shares sold under the shelf registration statement of which this prospectus is a part, Asbestos PI Trust may sell up to five million shares of our common stock in the first three-month period following the funding date,

—	combined with any shares sold under the shelf registration statement of which this prospectus is a part, Asbestos PI Trust may sell up to 10 million shares of our common stock in the second three-month period following the funding date,

—	for the eighteen-month period following the first six months after the date on which Asbestos PI Trust receives our common stock, the number of shares Asbestos PI Trust may sell in any three-month period in privately negotiated transactions, combined with any shares sold under the shelf registration statement of which this prospectus is a part, is limited to the greater of

—	1% of our outstanding common stock or

—	the average weekly reported trading volume of our common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker,

—	in no case may Asbestos PI Trust sell shares in privately negotiated transactions to any person who Asbestos PI Trust knows, after reasonable inquiry, will be required to file a Schedule 13D with the SEC after giving effect to the transaction and

—	during the twelve-month period following the funding date, other than 2.5 million shares during the first 30 days, Asbestos PI Trust may not sell shares of our common stock while we have suspended, in accordance with the stockholder agreement, offers and sales of shares of our common stock pursuant to the shelf registration statement of which this prospectus is a part;

•	one year after the funding date, in accordance with Rule 144 of the Securities Act of 1933; or

•	as a bona fide pledge to secure a loan.

DESCRIPTION OF CAPITAL STOCK

      The following description of our common stock, preferred stock, certificate of incorporation, by-laws and stockholder rights plan is a summary only and is subject to the complete text of our certificate of incorporation and by-laws and the rights agreement we have entered into with Mellon Investor Services LLC, as Rights Agent, which we have previously filed with the SEC. You should read our certificate of incorporation, by-laws and rights agreement as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. You may request copies of these documents by writing or telephoning us at our address and telephone number shown under the caption “Where You Can Find More Information.” This section also summarizes relevant provisions of the Delaware General Corporation Law. The terms of the Delaware General Corporation Law are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these laws.

      Our authorized capital stock currently consists of 1,000,000,000 shares of common stock, par value $2.50 per share, and 5,000,000 shares of preferred stock, without par value. As of January 31, 2005, there were 504,085,061 shares of common stock issued and outstanding and approximately 22,661 shareholders of record of our common stock. No shares of preferred stock are outstanding.

Common Stock

      The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the candidates standing for election.

      Our common stock carries no preemptive or other subscription rights to purchase shares of our stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Holders of our common stock will be entitled to receive such dividends as may from time to time be declared by our board of directors out of funds legally available for the payment of dividends. If we issue preferred stock in the future, payment of dividends to holders of our common stock may be subject to the rights of holders of our preferred stock with respect to payment of preferential dividends, if any.

      If we are liquidated, dissolved or wound up, the holders of our common stock will share pro rata in our assets after satisfaction of all of our liabilities and the prior rights of any outstanding class of our preferred stock.

      Our common stock is listed on the New York Stock Exchange under the symbol “HAL.”

Preferred Stock

      Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rights;

•	voting powers;

•	preemptive rights;

•	conversion rights;

•	redemption rights, including pursuant to a sinking fund;

•	our purchase obligations, including pursuant to a sinking fund; and

•	liquidation preferences.

      The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of our common stock. It also could affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

      For purposes of the rights plan described below, our board of directors has designated 5,000,000 shares of preferred stock to constitute the Series A Junior Participating Preferred Stock. For a description of the rights plan, please read “— Stockholder Rights Plan.”

Authorized but Unissued Stock

      We have 1,000,000,000 authorized shares of common stock and 5,000,000 authorized shares of preferred stock of which 504,085,061 shares of common stock were outstanding as of January 31, 2005. One of the consequences of our authorized but unissued common stock and preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of us. If, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

Stockholder Action by Written Consent; Special Meetings of Stockholders

      Our certificate of incorporation does not prohibit action by written consent of stockholders in lieu of a meeting. Special meetings of stockholders may be called only by the board of directors, the chairman of the board, the chief executive officer, the president (if a director) or by stockholders owning a majority of our issued and outstanding stock with voting privileges.

Amendment of the By-Laws

      Under Delaware law, the power to adopt, amend or repeal by-laws is conferred upon the stockholders entitled to vote. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its by-laws. Our certificate of incorporation and by-laws grant our board of directors the power to alter and repeal our by-laws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may also alter or repeal our by-laws by the affirmative vote of a majority of the stockholders entitled to vote.

Removal of Directors

      Directors may be removed with or without cause by a vote of a majority of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office even if less than a quorum, and a director elected to fill a vacancy serves until the next annual meeting of stockholders or his earlier death, resignation or removal.

Advance Notice Procedure for Director Nominations and Stockholder Proposals

      Our by-laws provide the manner in which stockholders may give notice of business to be brought before an annual meeting. In order for an item to be properly brought before the meeting by a stockholder, the stockholder must be a holder of record at the time of the giving of notice and must be entitled to vote at the annual meeting. The item to be brought before the meeting must be a proper subject for stockholder action, and the stockholder must have given timely advance written notice of the item. For notice to be timely, it must be delivered to, or mailed and received at, our principal executive office not less than 90 days prior to the first anniversary date of the immediately preceding annual meeting date.

      The notice must set forth, as to each item to be brought before the annual meeting, a description of the proposal and the reasons for conducting such business at the annual meeting, the name and address, as they appear on our books, of the stockholder proposing the item, the number of shares of each class or series of capital stock beneficially owned by the stockholder as of the date of the notice, a representation that the stockholder or a qualified representative of the stockholder intends to appear in person at the meeting to bring the proposed business before the annual meeting, and any material interest of the stockholder in the proposal.

      These procedures may limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

Stockholder Rights Plan

General

      On December 11, 1996, our board of directors issued a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our common stock held of record on that date and approved the further issuance of Rights with respect to all shares of our common stock that are subsequently issued. The Rights were issued subject to a Rights Agreement dated as of December 1, 1996 between us and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. Each Right now entitles the registered holder to purchase from us one two-hundredth of a share of Series A Junior Participating Preferred Stock, without par value (“Preferred Stock”), at a price of $75.00 in cash (the “Purchase Price”), subject to adjustment. Until the occurrence of certain events described below, the Rights are not exercisable, will be evidenced by the certificates for our common stock and will not be transferable apart from our common stock.

Detachment of Rights; Exercise

      The Rights are currently attached to all certificates representing outstanding shares of our common stock and no separate Right certificates have been distributed. The Rights will separate from our common stock and a distribution date (“Distribution Date”) will occur upon the earlier of (1) 10 business days following the public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of our outstanding Voting Shares (as defined in our Rights Agreement) or (2) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Voting Shares.

      The Rights are not exercisable until the Distribution Date. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and such separate certificates alone will thereafter evidence the Rights.

      If a person or group were to acquire 15% or more of our Voting Shares, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of shares of our common stock (or, under certain circumstances, the equivalent number of one two-hundredth of a share of Preferred Stock) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

      If we were acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power were sold, proper provision would be made so that each holder of a Right would thereafter have the right to receive, upon the exercise thereof at the then current Purchase

Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

Antidilution and Other Adjustments

      The number of shares (or fractions thereof) of Preferred Stock or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution. The number of outstanding Rights and the number of shares (or fractions thereof) of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on our common stock payable in our common stock or any subdivision or combination of our common stock occurring, in any such case, prior to the Distribution Date.

Exchange Option

      At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of our outstanding Voting Shares and before the acquisition by a person or group of 50% or more of our outstanding Voting Shares, our board of directors may, at its option, issue our common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of our common stock (or one two-hundredth of a share of Preferred Stock) for each two shares of our common stock for which each Right is then exercisable, subject to appropriate adjustment.

Redemption of Rights

      At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of our outstanding Voting Shares, our board of directors may redeem all but not less than all the then outstanding rights at a price of $.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon the action of the board of directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Expiration; Amendment of Rights

      The Rights will expire on December 15, 2005, unless earlier extended, redeemed or exchanged. The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights, including an amendment to extend the expiration date of the Rights, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become or intends to become the beneficial owner of 15% or more of the outstanding Voting Shares, no such amendment may materially and adversely affect the interests of holders of the Rights.

      The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without the approval of our board of directors. The Rights should not, however, interfere with any merger or other business combination that is approved by our board of directors.

Limitation of Liability of Officers and Directors

      Our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

•	for any breach of the duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for unlawful payment of a dividend or unlawful stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

      As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Delaware Anti-Takeover Law

      We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

      Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

      Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

PLAN OF DISTRIBUTION

      We are registering the shares of common stock on behalf of the selling stockholder pursuant to the terms of a stockholder agreement. See “Stockholder Agreement.”

      The selling stockholder, including some of its transferees who may later hold its interest in the shares of our common stock covered by this prospectus and who are otherwise entitled to resell their shares using this prospectus, may sell the shares of common stock covered by this prospectus from time to time in any legal manner selected by the selling stockholder, including directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. The selling stockholder will act independently of us in making decisions with respect to the pricing, timing, manner and size of each sale of the common stock covered by this prospectus.

      The selling stockholder has advised us that the shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale and/or at negotiated prices. These sales may be effected at various times in one or more transactions, which may include:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades or otherwise on the New York Stock Exchange;

•	transactions in the over-the-counter market;

•	transactions otherwise than on the New York Stock Exchange or in the over-the-counter market;

•	transactions in which brokers, dealers or underwriters purchase the shares for resale;

•	transactions “at the market” to or through market makers of our common stock or into an existing market for our common stock, and in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales through agents; or

•	privately negotiated transactions.

      In addition, the selling stockholder may also enter into hedging and/or other monetization transactions. For example, the selling stockholder may:

•	enter into transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will become a selling stockholder and engage in short sales of our common stock under this prospectus, in which case the other party may use shares of our common stock received from the selling stockholder to close out any short positions;

•	itself sell short our common stock under this prospectus and use shares of our common stock held by it to close out any short positions;

•	enter into options, forwards or other transactions that require the selling stockholder to deliver, in a transaction exempt from registration under the Securities Act, our common stock to a broker-dealer or an affiliate of a broker-dealer or other third party who may then become a selling stockholder and publicly resell or otherwise transfer our common stock under this prospectus; or

•	loan or pledge our common stock to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling stockholder and sell the pledged shares, under this prospectus.

      To our knowledge, there are currently no plans, arrangements or understandings between the selling stockholder and any broker-dealer or agent regarding the sale of common stock by the selling stockholder. To the extent required, the shares to be sold, the name of the selling stockholder, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement filed with the SEC under Rule 424(b) under the Securities Act or, if appropriate, a post-effective amendment to the shelf registration statement of which this prospectus is a part. The selling stockholder may sell any or all of the shares of our common stock offered by it pursuant to this prospectus. In addition, there can be no assurance that the selling stockholder will not transfer, devise or gift the shares of common stock by other means not described in this prospectus.

      There can be no assurance that the selling stockholder will sell any or all of the shares of common stock pursuant to this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale pursuant to an exemption from the registration requirements of the Securities Act may be sold pursuant to that exemption (subject to the terms of the stockholder agreement) rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

      The aggregate proceeds to the selling stockholder from the sale of the shares offered by it will be the purchase price of the shares less discounts and commissions, if any. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts and commissions and/or agent’s commissions. We will not receive any of the proceeds from the sale of the shares of common stock covered by this prospectus.

      The selling stockholder has acknowledged that it understands its obligations to comply with the provisions of the Exchange Act and the rules and regulations thereunder relating to stock manipulation, including without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholder and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

      The selling stockholder and any broker-dealers who act in connection with the sale of common stock hereunder may be deemed to be “underwriters” as that term is defined in the Securities Act, and any commissions received by them and any profit on the resale of the common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholder is deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

      Subject to certain limitations, we have agreed to indemnify the selling stockholder and each underwriter and their respective trustees, directors, officers and employees and constituent agents, partners and members, and each other person who controls the selling stockholder or the underwriter against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which the selling stockholder may be required to make in respect of such liabilities. Subject to certain limitations, the selling stockholder has agreed to indemnify us for liabilities arising under the Securities Act with respect to written information furnished to us by it or to contribute with respect to payments in connection with such liabilities.

      We have agreed to pay all of the costs, fees and expenses incurred by us incident to our registration of the resale of the selling stockholder’s common stock. We will not pay any legal fees or other expenses of the selling stockholder or any commissions, fees and discounts of underwriters, brokers, dealers and agents.

      Under the stockholder agreement with the selling stockholder, we will use our reasonable best efforts to keep the shelf registration statement of which this prospectus is a part continuously effective, subject to customary suspension periods, until the earlier of:

•	the first anniversary of the later of the funding date or the date the shelf registration statement becomes effective and

•	such time as there are no longer any shares of our common stock subject to the stockholder agreement.

      Our obligation to keep the shelf registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may suspend offers and sales of the shares of common stock pursuant to the shelf registration statement to which this prospectus relates. However, we are obligated to extend the effective period of the shelf registration statement of which this prospectus is a part by the same number of days that we suspend offers and sales of the shares of common stock.

LEGAL MATTERS

      Baker Botts L.L.P., Houston, Texas, our outside counsel, has issued an opinion about the validity of the common stock being registered pursuant to the shelf registration statement of which this prospectus is a part.

EXPERTS

      The consolidated financial statements of Halliburton Company as of December 31, 2003 and 2002 and for the years then ended, have been incorporated by reference in this prospectus in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      KPMG’s report dated February 18, 2004 refers to a change in the composition of Halliburton’s reportable segments in 2003. The amounts in the 2002 and 2001 consolidated financial statements related to reportable segments have been restated to conform to the 2003 composition of reportable segments.

Change in Independent Auditors

      The consolidated financial statements of Halliburton for December 31, 2001 incorporated by reference in this prospectus were audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto.

      On April 17, 2002, we dismissed Arthur Andersen LLP as our independent auditors and engaged KPMG LLP to serve as our independent auditors for the year ended December 31, 2002. The Arthur Andersen dismissal and the KPMG LLP engagement were approved by our Board of Directors upon the recommendation of our audit committee.

      Arthur Andersen’s reports on our consolidated financial statements for the year ended December 31, 2001 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

      During the fiscal year ended December 31, 2001 and through April 17, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to Arthur Andersen’s satisfaction would have caused Arthur Andersen to make a reference to the subject matter in connection with Arthur Andersen’s report.

      Arthur Andersen ceased to practice before the SEC effective August 31, 2002. Because of Arthur Andersen’s current financial position, you may not be able to recover against Arthur Andersen for any claims you may have under securities or other laws as a result of Arthur Andersen’s activities during the period in which it acted as our independent public accountants.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which we file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You also can obtain additional information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at www.sec.gov, and our electronic SEC filings are also available from our web site at www.halliburton.com. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The following documents are incorporated into this prospectus by this reference. They disclose important information that you should consider when deciding whether invest in our common stock.

•	Our Annual Report on Form 10-K for the year ended December 31, 2003, as amended by Forms 10-K/ A filed on March 15 and May 12, 2004;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	The Item 5, 1.01, 1.02, 3.02, 5.02, 8.01 and 9.01 disclosures in our Current Reports on Form 8-K filed February 12, February 19, March 19, May 5, May 21, June 14, June 18, June 29, July 19, July 22, July 23, July 28, August 17, August 19, September 2, September 27, October 15, November 17, November 30, December 3, December 7, December 10, December 15, December 21, December 23 and December 30, 2004 and January 4, January 5 and January 25, 2005 and the Item 5 disclosure in our Current Report on Form 8-K/ A filed on July 28, 2004; and

•	The description of our common stock (including the related preferred share purchase rights) contained in our Form 8-B filed December 12, 1996, and as subsequently amended, and any other amendment or report filed for the purpose of updating such description.

      All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and until all the shares have been sold are also incorporated by reference in this prospectus. Information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC prior to the termination of the offering will automatically update and supersede this information.

      We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such document should be directed to:

Halliburton Company

1401 McKinney, Suite 2400
Houston, Texas 77010
Attention: Albert O. Cornelison, Jr.
Executive Vice President and General Counsel
Telephone: (713) 759-2600

59,500,000 Shares

Common Stock

Halliburton Company

PROSPECTUS SUPPLEMENT

March 17, 2005

JPMorgan

Goldman, Sachs & Co.
Citigroup
Merrill Lynch & Co.
Morgan Stanley
UBS Investment Bank
Credit Suisse First Boston
Deutsche Bank Securities
Dresdner Kleinwort Wasserstein
Lehman Brothers
Simmons & Company International
Wachovia Securities